                Lincoln Variable Insurance Products Trust


                     LVIP American Global Growth Fund



                Service Class II


                1300 South Clinton Street
                Fort Wayne, Indiana 46802


                Prospectus April 30, 2010





The fund is a series of the Lincoln Variable Insurance Products Trust (referred to as "fund"). Shares of the fund are currently offered only to separate accounts that fund variable annuity and variable life insurance contracts of The Lincoln National Life Insurance Company, its affiliates, and third-party insurance companies. You cannot purchase shares of the fund directly. This prospectus discusses the information about the fund that you should know before choosing to invest your contract assets in the fund.




As with all mutual funds, the Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson, or any other person to give any information, or to make any representation, other than what this prospectus states.

Table of Contents




Item                                                                                   Page
Summary Section                                                                       1
 Investment Objective                                                                 1
 Fees and Expenses                                                                    1
   Shareholder Fees                                                                   1
   Annual Fund Operating Expenses                                                     1
   Example                                                                            2
   Portfolio Turnover                                                                 2
 Principal Investment Strategies                                                      2
 Principal Risks                                                                      2
 Fund Performance                                                                     3
 Investment Adviser                                                                   3
 Tax Information                                                                      3
 Payments to Insurance Companies, Broker-Dealers and other Financial Intermediaries   3
Investment Objective and Principal Investment Strategies                              4
Principal Risks                                                                       4
Management and Organization                                                           4
Pricing of Fund Shares                                                                5
Purchase and Sale of Fund Shares                                                      6
Market Timing                                                                         6
Portfolio Holdings Disclosure                                                         7
Share Classes and Distribution Arrangements                                           7
Distribution Policy and Federal Income Tax Considerations                             7
Financial Highlights                                                                  8



LVIP American Global Growth Fund
(Service Class II)

Investment Objective

The investment objective of the LVIP American Global Growth Fund is capital appreciation.



Fees and Expenses


This table describes the fees and expenses that you may pay if you buy and hold Service Class II shares of the fund. This table does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher.





Shareholder Fees (fees paid directly from your investment)
 Maximum Sales Charge (Load) Imposed on Purchases                                              N/A
 Maximum Deferred Sales Charge (Load)                                                          N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                                   N/A
 Redemption Fee                                                                                N/A
 Exchange Fee                                                                                  N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of
your investment)
 Management Fee1                                                                                0.54%
 Distribution and/or Service (12b-1) fees                                                       0.55%
 Other Expenses1                                                                                0.15%
 Total Annual Fund Operating Expenses                                                           1.24%
 Less Expense Reimbursement2                                                                   (0.03%)
 Net Expenses                                                                                   1.21%



1 The "Management Fee" includes the investment management fee payable by the Master Fund. The amount set forth in "Other Expenses" represents the aggregate amount that is payable by the Master Fund and estimated amounts for the Feeder Fund for the current fiscal year.

2 Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Service Class II to the extent that the Other Expenses of the Feeder Fund exceed 0.10% of average daily net assets. The agreement will continue at least through April 30, 2011.

LVIP American Global Growth Fund                                             1



Example


This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The example also assumes that the fund provides a return of 5% a year and that operating expenses remain the same. This example reflects the net operating expenses with expense reimbursement for the one-year contractual period and the total operating expenses without expense reimbursement for years two through ten. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.





 1 year   3 years   5 years1   10 years1
-------- --------- ---------- ----------
   $123     $390   N/A        N/A


1 Only one-year and three-year expenses are shown since the fund is new. The fund will have expenses beyond year three.


Portfolio Turnover



The Master fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the example, affect the fund's performance. During the most recent fiscal year, the Master fund's portfolio turnover rate was 43% of the average value of its portfolio.



Principal Investment Strategies


The fund operates as a "feeder fund" which means that the fund does not buy investment securities directly. Instead, it invests all of its assets in a separate mutual fund (Master Fund), which in turn purchases investment securities. The fund has essentially the same investment objective and strategies as its corresponding Master Fund. The Master Fund is a fund of American Funds Insurance Series.

The fund invests all of its assets in Class 1 shares of the Master Fund, the Global Growth Fund, a series of American Funds Insurance Series (Reg. TM). The investment objective of the Master Fund is long-term growth of capital. The Master Fund invests primarily in common stocks of companies located around the world that the Master Fund's investment adviser believes have the potential for growth. The Master Fund may invest a portion of its assets in common stocks and other securities of companies in countries with developing economies and/or markets.

The Master Fund relies on the professional judgment of its investment adviser, Capital Research and Management Company, to make decisions about the portfolio investments to be purchased for the Master Fund. The basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent above-average, long-term investment opportunities. The investment adviser believes that an important way to accomplish this is through fundamental analysis, which may include meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when the investment adviser believes that they no longer represent relatively attractive investment opportunities.


For additional information regarding the principal investment strategies of the Master Fund, please refer to the Master Fund prospectus. The prospectus for the Master Fund is delivered together with this Prospectus.


Principal Risks


All mutual funds carry a certain amount of risk. Accordingly, loss of money is a risk of investing in the fund. Here are specific principal risks of investing in the fund.


 o Market Risk: Prices of securities held by the fund may fall. As a result, your investment may decline in value and you could lose money.
 o Growth Stocks Risks: Growth stocks have historically been more volatile than value stocks over the long-term. The growth style may, over time, go in and out of favor. At times when the growth investing style is out of favor, the fund may underperform other equity funds that use different investment styles.
 o Foreign Securities Risk: Foreign currency fluctuations and economic or financial instability could cause the value of the fund's foreign investments to fluctuate. Investing in foreign stocks or debt obligations involves the risk of loss from foreign government or political actions. Investing in foreign securities also involves risks resulting from the reduced availability of public information. Foreign investments may be less liquid and their prices more volatile than comparable investments in securities of U.S. issuers.
 o Emerging Markets Risk: Risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Investments located in emerging markets tend to have volatile prices and may offer significant potential for loss as well as gain.


2  LVIP American Global Growth Fund

Fund Performance

The fund commenced operations on or about the date of this prospectus. Therefore, performance information has not been presented for the fund.


The following bar chart and table provide some indication of the risks of choosing to invest your contract assets in the Master Fund. The bar chart shows changes in performance of Class 1 shares of the Master Fund, adjusted to reflect the estimated fees and expenses of the fund, for the past ten years. The table shows how the average annual returns of Class 1 shares of the Master Fund, adjusted to reflect the estimated fees and expenses of the fund, for the one-, five-, and ten-year periods compare with those of a broad measure of market performance. Please note that the past performance of the Master Fund is not necessarily an indication of how the Master Fund will perform in the future. Further, the returns shown do not reflect variable contract expenses. If variable contract expenses were included, the returns shown would be lower.


(bar chart to follow)





                                                        Average Annual Total Return
                                                         For periods ended 12/31/09
                                                        ----------------------------
                                                         1 year   5 years   10 Years
                                                        -------- --------- ---------
  American Funds Global Growth Fund - Class 11 (Master
                                                 Fund)  41.66%   6.27%     1.93%
                                      MSCI World Index  30.79%   2.57%     0.23%



1Performance information shown is that of the American Funds Global Growth Fund
- Class 1 ( Master Fund) as adjusted to reflect the estimated fees and expenses of the LVIP American Global Growth Fund (Feeder Fund) shown in the fees and expenses table above.


Investment Adviser


The fund operates as a "feeder fund" which means it invests all of its assets in the Master Fund, which is a separate mutual fund. The Master Fund is a series of American Funds Insurance Series.

Feeder Fund Investment Adviser: Lincoln Investment Advisors Corporation

Master Fund Investment Adviser: Capital Research Management CompanySM




Portfolio Manager(s) of Master Fund   Company Title                                    Experience w/Master Fund
------------------------------------- ------------------------------------------------ -------------------------
Robert W. Lovelace                    Senior Vice President, Capital World Investors   Since 1997
Steven T. Watson                      Senior Vice President, Capital World Investors   Since 2002
Paul A. White                         Senior Vice President, Capital World Investors   Since 2004



Tax Information

The fund intends to make distributions to shareholders that may be taxed as ordinary income or capital gains. Since all the shares of the fund sold through variable annuity contracts or variable life insurance contracts (variable contracts) are owned directly or indirectly by Lincoln Life, LNY and other unaffiliated insurance companies, this prospectus does not discuss the federal income tax consequence at the contract owner level. For information concerning the federal income tax consequences to owners of variable contracts, see the prospectus for the variable contracts.


Payments to Insurance Companies, Broker-Dealers and other Financial
Intermediaries

Shares of the fund are available only through the purchase of variable contracts issued by certain life insurance companies. Parties that are related to the fund (such as the fund's principal underwriter or investment adviser) may pay such insurance companies (or their related companies) for the sale of shares of the fund and related services. These payments may create a conflict of interest and may influence the insurance company to include a fund as an investment option in its variable contracts. Such insurance companies (or their related companies) may pay broker-dealers or other financial intermediaries (such as banks) for the sale and retention of variable contracts which offer fund shares. These payments may create a conflict of interest by influencing the broker-dealers or other financial intermediaries to recommend variable contracts which offer fund shares. The prospectus or other disclosure documents for the variable contracts may contain additional information about these payments.



LVIP American Global Growth Fund                                             3


Investment Objective and Principal Investment Strategies
The fund operates as a "feeder fund" which means that the fund does not buy investment securities directly. Instead, it invests all of its assets in a separate mutual fund (Master Fund), which in turn purchases investment securities. The fund has essentially the same investment objective and strategies as its corresponding Master Fund. The Master Fund is a fund of American Funds Insurance Series.

The fund invests all of its assets in Class 1 shares of the Master Fund, the Global Growth Fund, a series of American Funds Insurance Series. The Master Fund has not adopted a Plan of Distribution or 12b-1 Plan for Class 1 shares. The investment objective of the Master Fund is long-term growth of capital. The Master Fund invests primarily in common stocks of companies located around the world that the Master Fund's investment adviser believes have the potential for growth. The Master Fund may invest a portion of its assets in common stocks and other securities of companies in countries with developing economies and/or markets.

The Master Fund relies on the professional judgment of its investment adviser, Capital Research and Management Company, to make decisions about the portfolio investments to be purchased for the Master Fund. The basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent above-average, long-term investment opportunities. The investment adviser believes that an important way to accomplish this is through fundamental analysis, which may include meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when the investment adviser believes that they no longer represent relatively attractive investment opportunities.


In response to market, economic, political or other conditions, the fund may temporarily use a different investment strategy for defensive purposes. If the fund does so, different factors could affect fund performance and the fund may not achieve its investment objective.

For additional information regarding the principal investment strategies of the Master Fund, please refer to the Master Fund prospectus. The prospectus for the Master Fund is delivered together with this Prospectus.



Principal Risks

Investing in securities involves the risk that the value of the securities purchased will fluctuate. These fluctuations could cause the value of the fund's security investments and, therefore, the value of the fund's shares held under your contract to fluctuate, and you could lose money.


The prices of securities held by the fund may decline in response to certain events, including, for example, those directly involving the companies whose securities are owned by the fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate fluctuations. The growth-oriented, equity-type securities generally purchase by the fund may involve large price swing and potential for loss, particularly in the case of smaller capitalization stocks.


Investments in securities issued by entities based outside the United States involves risks resulting from the reduced availability of public information and that foreign issuers generally are not subject to uniform accounting, auditing, financial reporting and legal standards and practices comparable to those applicable to U.S. issuers; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; currency exchange rates; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. Accordingly, the fund's foreign securities may be less liquid, and their prices may be more volatile than comparable investments in securities of U.S. issuers. Foreign brokerage commissions and custodian fees are generally higher than in the U.S.


Investing in countries with developing economies and/or markets generally involves risks in addition to and greater than those generally associated with investing in developed countries. For instance, developing countries may have less developed legal and accounting systems. The governments of these countries may be more unstable and likely to impose capital controls, nationalize a company or industry, place restrictions on foreign ownership and on withdrawing sale proceeds of securities from the country, and/or impose punitive taxes that could adversely affect security prices. In addition, the economies of these countries may be dependent on relatively few industries that are more susceptible to local and global changes. Securities markets in these countries are also relatively small and have substantially lower trading volumes. As a result, securities issued in these countries may be more volatile and less liquid than securities issued in countries with more developed economies or markets.



Management and Organization


The fund's business and affairs are managed under the direction of their board of trustees. The board of trustees has the power to amend the fund's bylaws, to declare and pay dividends, and to exercise all the powers of the fund except those granted to the shareholders.


Manager of Managers: The fund employs a "manager of managers" structure. In this regard, the fund has received an exemptive order from the SEC (Release Nos. IC-27512 and 29197) to permit the fund's investment adviser, without further shareholder approval, to enter into and materially amend the sub-advisory agreement with its sub-adviser upon approval of the Trust's Board of Trustees. The SEC order is subject to certain conditions. For example, within ninety days of the hiring of any new sub-adviser, shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, the fund's



4

adviser will not enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. The adviser has ultimate responsibility (subject to Board oversight) to oversee the sub-adviser and to recommend their hiring, termination, and replacement.

Investment Adviser: Lincoln Investment Advisors Corporation (LIA) is the investment adviser to the fund. LIA is a registered investment adviser and wholly-owned subsidiary of Lincoln National Corporation (LNC). LIA's address is One Granite Place, Concord, NH 03301. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years.

LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services.


The Trust has entered into an Investment Management Agreement with LIA. If the fund invests all of its assets in an investment company, LIA does not charge an investment advisory fee. The fund anticipates investing substantially all of its assets in an investment company, namely, the Master Fund. If the fund ceased to operate in the Master-Feeder structure, LIA upon the approval of the Board, would provide the fund with investment advisory services, either directly or with a sub-adviser, and would receive an investment advisory fee.

The Investment Adviser to the Master Fund and its total annual management fee for the most recently completed fiscal year, and portfolio managers are shown below:





Master Fund Adviser    Capital Research and Management Company ("CRMC"), 333 South Hope Street, Los Angeles, California
                       90071, is the investment adviser to the Master Fund and other mutual funds, including the American
                       Funds (Reg. TM). CRMC, an experienced investment management organization founded in 1931, is wholly owned
                       subsidiary of The Capital Group Companies, Inc. As of December 31, 2009, CRMC had $1,034.8 billion in assets under management.
Master Fund Total
Annual Management      Global Growth Fund: 0.56% of average daily net assets. Please see the financial highlights table in the
Fee                    Master Fund's Prospectus or its annual report for details.
Portfolio Manager(s)   CRMC uses a system of multiple portfolio counselors in managing mutual fund assets. under this approach, the portfolio of the Master Fund is divided into segments which are managed by individual counselors. Counselors decide how their respective segments will be invested, within the limits provided by the Master Fund's objective(s), policies and restrictions and the oversight of the appropriate investment
                       related committees of CRMC and its investment divisions. In addition, CRMC's research professionals may make investment decisions with respect to a portion of a Master Fund's portfolio.



The portfolio counselors who are primarily responsible for the day-to-day management of the Master Fund are listed below:




Portfolio Manager                              Primary Title
(Fund Title, if Applicable)              With CRMC (or Affiliate)
--------------------------------- --------------------------------------
Robert W. Lovelace, Vice Presi-   Senior Vice President, Capital World
dent                              Investors
Steven T. Watson                  Senior Vice President, Capital World
                                  Investors
Paul A. White                     Senior Vice President, Capital World
                                  Investors



                                                                                                     Approximate Years
                                                                                                       of Experience
                                                                                                           as an
                                                                                                         Investment
                                       Years of Experience as            Portfolio Manager's            Professional
                                          Portfolio Manager                  Role in the           ----------------------
Portfolio Manager                    (and Research Professional,            Management of             With CRMC     Total
(Fund Title, if Applicable)         if Applicable (approximate))           the Master Fund          or Affiliates   Years
--------------------------------- -------------------------------- ------------------------------- --------------- ------
Robert W. Lovelace, Vice Presi-   13 years                         An equity portfolio counselor         25          25
dent
Steven T. Watson                  8 years (plus 4 years prior      An equity portfolio counselor         20          23
                                  experience as a research pro-
                                  fessional for the Master Fund)
Paul A. White                     6 years (plus 5 years prior      An equity portfolio counselor         11          22
                                  experience as a research pro-
                                  fessional for the Master Fund)


The fund may have a name, investment objective and investment policy that is very similar to certain publicly available mutual funds. The fund will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the fund, different fees, and different asset levels.


A discussion regarding the basis for the Board of Trustees' approval of the investment advisory contract for the fund will be available in the semi-annual report to shareholders for the six-month period ended June 30, 2010.



Pricing of Fund Shares

The fund determines its net asset value per share (NAV) as of close of regular trading (normally 4:00 p.m., New York time) on the New York Stock Exchange
(NYSE) on each day the NYSE is open for trading. The fund determines its NAV by:
  o adding the values of all securities investments and other assets;

                                                                               5

  o subtracting liabilities (including dividends payable); and

  o dividing by the number of shares outstanding.

In certain circumstances such as when market quotations are not readily available for one or more portfolio securities, the fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the Trust's board of trustees. When the fund uses fair value pricing, it may take into account any factors it deems appropriate. The price of securities used by the fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.

Because the fund's principal investment is shares of the Master Fund, the NAV of the Master Fund's shares will be included as part of the calculation of the NAV for the fund. Because the fund has its own charges and expenses, the NAV of the fund and the NAV of the Master Fund will not be the same.

The Master Funds have adopted procedures for making "fair value" determinations if market quotations are not readily available or are not considered reliable. For example, if events occur between the close of markets outside the United States and the close of regular trading on the New York Stock Exchange that, in the opinion of the investment adviser, materially affect the value of any of the securities in the funds' portfolio that principally trade in those international markets, those securities will be valued in accordance with fair value procedures. For more information regarding the determination of NAV of the Master Fund including circumstances under which the Master Fund will use fair value pricing and the effects of using fair value pricing, see the Master Fund's Prospectus and SAI.



Purchase and Sale of Fund Shares


The fund sells its shares directly or indirectly to The Lincoln National Life Insurance Company (Lincoln Life), Lincoln Life & Annuity Company of New York
(LNY), and other unaffiliated insurance companies. The insurance companies hold the fund shares in separate accounts (variable accounts) that support various variable annuity contracts and variable life insurance contracts.


The fund sells and redeems its shares, without charge, at their NAV next determined after the fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost.

The fund normally pays for shares redeemed within seven days after the fund receives the redemption request. However, a fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a fund's disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of fund shareholders.

LIA and its affiliates, including Lincoln Financial Distributors, Inc. ("LFD") and/or the fund's sub-adviser, may pay additional compensation (at their own expense and not as an expense of the fund) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, "financial intermediaries") in connection with the sale or retention of fund shares or insurance products that contain the fund and/or shareholder servicing ("distribution assistance"). The level of payments made to a qualifying financial intermediary in any given year will vary. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries.

If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of the fund's shares, as such payments are not made from fund assets.

For more information, please see the Statement of Additional Information.


Market Timing

Frequent, large, or short-term transfers among the funds, such as those associated with "market timing" transactions, may adversely affect the funds and their investment returns. Such transfers may dilute the value of fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As a result, the funds discourage such trading activity. The risks of frequent trading are more pronounced for funds investing a substantial percentage of assets in overseas markets. This is due to the time differential in pricing between U.S. and overseas markets, which market timers attempt to use to their advantage. As an effort to protect our fund investors and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the fund's board of trustees (the "Market Timing Procedures").


6

The fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. The fund will exercise this right if, among other things, an investor's trading, in the judgment of the fund, has been or may be disruptive to any fund. In making this judgment, a fund may consider trading done in multiple accounts under common ownership or control.

The fund has entered into an agreement with each insurance company that holds fund shares to help detect and prevent market timing in the fund's shares. The agreement generally requires such insurance company to (i) provide, upon request by the fund, certain identifying and account information regarding contract owners who invest in fund shares through the omnibus account; and (ii) execute instructions from the fund to restrict further purchases or exchanges of fund shares by a contract owner who the fund has identified as a market timer.

The fund may rely on frequent trading policies established by insurance companies that hold shares of the fund in separate accounts to support the insurance contracts. In the event the fund detects potential market timing, the fund will contact the applicable insurance company. In addition to any action taken by the applicable insurance company in response to such market timing activity, the fund may request that the insurance company take additional action, if appropriate, based on the particular circumstances.

Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of fund investors determined to be engaged in such transfer activity that may adversely affect other fund investors involves judgments that are inherently subjective.

As a result of these noted limitations, there is no guarantee that the fund will be able to identify possible market timing activity or that market timing will not occur in the fund. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the fund. This may result in lower long-term returns for your investments.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by the fund in the future.

For information on the Master Fund's frequent trading procedures, please see the Master Fund's prospectus and SAI.

Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.


Portfolio Holdings Disclosure

A description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's Statement of Additional Information.


Share Classes and Distribution Arrangements

The fund offers one class of shares: Service Class II. The Service Class II shares are subject to a distribution (Rule 12b-1) fee.


Distribution Policy and Federal Income Tax Considerations


The fund intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code, which requires annual distributions of net investment income and net capital gains to shareholders. Distributions may not be paid in the year income or gains are earned by the fund. The fund may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional fund shares of the same class of the fund at no charge.

Since all the shares of the fund sold through variable annuity contracts or variable life insurance contracts (variable contracts) are owned directly or indirectly by Lincoln Life, LNY and other unaffiliated insurance companies, this prospectus does not discuss the federal income tax consequence at the contract owner level. For information concerning the federal income tax consequences to owners of variable contracts, see the prospectus for the variable contracts.



                                                                               7

Financial Highlights

The fund was not available for investment as of the date of this Prospectus. As a result there are no financial highlights available for this fund.


8

General Information
You may examine the registration statements for this fund at the SEC in Washington, D.C. Statements made in the prospectus about any variable annuity contract, variable life insurance contract, or other document referred to in a contract, are not necessarily complete. In each instance, we refer you to the copy of that contract or other document filed as an exhibit to the related registration statement. We qualify each statement in all respects by that reference.

The use of the fund by both annuity and life insurance variable accounts is called mixed funding. Due to differences in redemption rates, tax treatment, or other considerations, the interests of contract owners under the variable life accounts may conflict with those of contract owners under the variable annuity accounts. Violation of the federal tax laws by one variable account investing in the fund could cause the contracts funded through another variable account to lose their tax-deferred status, unless remedial action was taken. The fund's board of trustees will monitor for any material conflicts and determine what action, if any, the fund or a variable account should take.

A conflict could arise that requires a variable account to redeem a substantial amount of assets from the fund. The redemption could disrupt orderly portfolio management to the detriment of those contract owners still investing in the fund. Also, the fund could determine that it has become so large that its size materially impairs investment performance. The fund would then examine its options.


You can find additional information in the fund's statement of additional information (SAI), which is on file with the SEC. The fund incorporates its SAI, dated April 30, 2010, into its prospectus. Additional information regarding the Master Fund is set forth in the Master Fund's statement of additional information (SAI). The fund will provide a free copy of its SAI and the Master Fund's SAI upon request.


You can find further information about the fund's investments in the fund's annual and semi-annual reports to shareholders, when available. The annual report discusses the market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year. The fund will provide a free copy of its annual and semi-annual report upon request, when available.

The Trust will issue unaudited semi-annual reports showing current investments and other information; and annual financial statements audited by the Trust's independent auditors. For an SAI, annual or semi-annual report, either write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). Also call this number to request other information about the fund, or to make inquiries. The Trust does not maintain an internet website.

You can review and copy information about the fund (including the SAI) at the SEC's public reference room in Washington, D.C. You can get information on the operation of the public reference room by calling the SEC at 1-202-551-8090. You can also get reports and other information about the fund on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. You can get copies of this information, after paying a duplicating fee, by writing the SEC Public Reference Section, Washington, D.C. 20549-0102, or by electronic request at the following e-mail address: publicinfo@sec.gov.


                            SEC File No: 811-08090

                Lincoln Variable Insurance Products Trust


                     LVIP American Global Small Capitalization Fund



                Service Class II


                1300 South Clinton Street
                Fort Wayne, Indiana 46802


                Prospectus April 30, 2010





The fund is a series of the Lincoln Variable Insurance Products Trust (referred to as "fund"). Shares of the fund are currently offered only to separate accounts that fund variable annuity and variable life insurance contracts of The Lincoln National Life Insurance Company, its affiliates, and third-party insurance companies. You cannot purchase shares of the fund directly. This prospectus discusses the information about the fund that you should know before choosing to invest your contract assets in the fund.




As with all mutual funds, the Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson, or any other person to give any information, or to make any representation, other than what this prospectus states.

Table of Contents




Item                                                                                   Page
Summary Section                                                                       1
 Investment Objective                                                                 1
 Fees and Expenses                                                                    1
   Shareholder Fees                                                                   1
   Annual Fund Operating Expenses                                                     1
   Example                                                                            2
   Portfolio Turnover                                                                 2
 Principal Investment Strategies                                                      2
 Principal Risks                                                                      2
 Fund Performance                                                                     4
 Investment Adviser                                                                   4
 Tax Information                                                                      4
 Payments to Insurance Companies, Broker-Dealers and other Financial Intermediaries   4
Investment Objective and Principal Investment Strategies                              5
Principal Risks                                                                       5
Management and Organization                                                           6
Pricing of Fund Shares                                                                7
Purchase and Sale of Fund Shares                                                      7
Market Timing                                                                         8
Portfolio Holdings Disclosure                                                         8
Share Classes and Distribution Arrangements                                           8
Distribution Policy and Federal Income Tax Considerations                             8
Financial Highlights                                                                  9



LVIP American Global Small Capitalization Fund
(Service Class II)

Investment Objective

The investment objective of the LVIP American Global Small Capitalization Fund is capital appreciation.



Fees and Expenses


This table describes the fees and expenses that you may pay if you buy and hold Service Class II shares of the fund. This table does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher.





Shareholder Fees (fees paid directly from your investment)
 Maximum Sales Charge (Load) Imposed on Purchases                                              N/A
 Maximum Deferred Sales Charge (Load)                                                          N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                                   N/A
 Redemption Fee                                                                                N/A
 Exchange Fee                                                                                  N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of
your investment)
 Management Fee1                                                                                0.72%
 Distribution and/or Service (12b-1) fees                                                       0.55%
 Other Expenses1                                                                                0.24%
 Total Annual Fund Operating Expenses                                                           1.51%
 Less Expense Reimbursement2                                                                   (0.10%)
 Net Expenses                                                                                   1.41%



1 The "Management Fee" includes the investment management fee payable by the Master Fund. The amount set forth in "Other Expenses" represents the aggregate amount that is payable by the Master Fund and estimated amounts for the Feeder Fund for the current fiscal year.

2 Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Service Class II to the extent that the Other Expenses of the Feeder Fund exceed 0.10% of average daily net assets. The agreement will continue at least through April 30, 2011.

LVIP American Global Small Capitalization Fund                               1



Example


this example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The example also assumes that the fund provides a return of 5% a year and that operating expenses remain the same. This example reflects the net operating expenses with expense reimbursement for the one-year contractual period and the total operating expenses without expense reimbursement for years two through ten. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.





 1 year   3 years   5 years1   10 years1
-------- --------- ---------- ----------
   $144     $467   N/A        N/A


1 Only one-year and three-year expenses are shown since the fund is new. The fund will have expenses beyond year three.


Portfolio Turnover



The Master fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the example, affect the fund's performance. During the most recent fiscal year, the Master fund's portfolio turnover rate was 55% of the average value of its portfolio.



Principal Investment Strategies


The fund operates as a "feeder fund" which means that the fund does not buy investment securities directly. Instead, it invests all of its assets in a separate mutual fund (Master Fund), which in turn purchases investment securities. The fund has essentially the same investment objective and strategies as its corresponding Master Fund. The Master Fund is a fund of American Funds Insurance Series (Reg. TM).

The fund invests all of its assets in Class 1 shares of the Master Fund, the Global Small Capitalization Fund, a series of American Funds Insurance Series. The investment objective of the Master Fund is long term growth of capital. The Master Fund invests at least 80% of its assets in growth-oriented common stocks and other equity type securities (such as preferred stocks, convertible preferred stocks and convertible bonds) of companies with small market capitalizations, measured at the time of purchase. However, the Master Fund's holdings of small capitalization stocks may fall below the 80% threshold due to the market providing a higher value to the stocks such that they no longer meet the adviser's definition of small capitalization stocks. The Master Fund's investment adviser currently defines "small market capitalization" companies to be companies with market capitalization of $3.5 billion or less. The Master Fund's investment adviser has periodically reevaluated and adjusted this definition and may continue to do so in the future. Under normal circumstances, the fund invests a significant portion of its assets in foreign securities, including securities of companies from developing and less developed foreign countries.

The Master Fund relies on the professional judgment of its investment adviser, Capital Research and Management Company, to make decisions about the portfolio investments to be purchased for the Master Fund. The basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent above-average, long-term investment opportunities. The investment adviser believes that an important way to accomplish this is through fundamental analysis, which may include meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when the investment adviser believes that they no longer represent relatively attractive investment opportunities.


For additional information regarding the principal investment strategies of the Master Fund, please refer to the Master Fund prospectus. The prospectus for the Master Fund is delivered together with this Prospectus.


Principal Risks


All mutual funds carry a certain amount of risk. Accordingly, loss of money is a risk of investing in the fund. Here are specific principal risks of investing in the fund.

 o Market Risk: Prices of securities held by the fund may fall. As a result, your investment may decline in value and you could lose money.
 o Small-Cap Companies Risk: Investments in small companies may be subject to more abrupt market movements and may involve greater risks than investments in larger companies. Small company securities generally trade less frequently and in lower volumes, and the fund may experience difficulty closing out positions at prevailing market prices.

 o Growth Stocks Risks: Growth stocks have historically been more volatile than value stocks over the long-term. The growth style may, over time, go in and out of favor. At times when the growth investing style is out of favor, the fund may underperform other equity funds that use different investment styles.



2  LVIP American Global Small Capitalization Fund


 o Foreign Securities Risk: Foreign currency fluctuations and economic or financial instability could cause the value of the fund's foreign investments to fluctuate. Investing in foreign stocks or debt obligations involves the risk of loss from foreign government or political actions. Investing in foreign securities also involves risks resulting from the reduced availability of public information. Foreign investments may be less liquid and their prices more volatile than comparable investments in securities of U.S. issuers.
 o Emerging Markets Risk: Risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Investments located in emerging markets tend to have volatile prices and may offer significant potential for loss as well as gain.


LVIP American Global Small Capitalization Fund                               3

Fund Performance

The fund commenced operations on or about the date of this prospectus. Therefore, performance information has not been presented for the fund.


The following bar chart and table provide some indication of the risks of choosing to invest your contract assets in the Master Fund. The bar chart shows changes in performance of Class 1 shares of the Master Fund, adjusted to reflect the estimated fees and expenses of the fund, for the past ten years. The table shows how the average annual returns of Class 1 shares of the Master Fund, adjusted to reflect the estimated fees and expenses of the fund, for the one-, five-, and ten-year periods compare with those of a broad measure of market performance. Please note that the past performance of the Master Fund is not necessarily an indication of how the Master Fund will perform in the future. Further, the returns shown do not reflect variable contract expenses. If variable contract expenses were included, the returns shown would be lower.


(bar chart to follow)





                                                              Average Annual Total Return
                                                               For periods ended 12/31/09
                                                              ----------------------------
                                                               1 year   5 years   10 Years
                                                              -------- --------- ---------
  American Funds Global Small Capitalization Fund - Class 11
  (Master Fund)                                               60.58%   6.76%     4.03%
                      MSCI All Country World Small Cap Index  51.30%   5.24%     6.10%



1Performance information shown is that of the American Funds Global Small Capitalization Fund - Class 1 (Master Fund) as adjusted to reflect the estimated fees and expenses of the of the LVIP American Global Small Capitalization Fund (Feeder Fund) shown in the fees and expenses table above.


Investment Adviser


The fund operates as a "feeder fund" which means it invests all of its assets in the Master Fund, which is a separate mutual fund. The Master Fund is a series of American Funds Insurance Series.

Feeder Fund Investment Adviser: Lincoln Investment Advisors Corporation

Master Fund Investment Adviser: Capital Research Management CompanySM




Portfolio Manager(s) of Master Fund   Company Title                                              Experience w/Master Fund
------------------------------------- ---------------------------------------------------------- -------------------------
Gordon Crawford                       Senior Vice President, Capital Research Global Investors   Since 1998
Mark E. Denning                       Senior Vice President, Capital Research Global Investors   Since 1998
J. Blair Frank                        Senior Vice President, Capital Research Global Investors   Since 2003
Harold H. La                          Vice President, Capital Research Global Investors          Since 2008



Tax Information

The fund intends to make distributions to shareholders that may be taxed as ordinary income or capital gains. Since all the shares of the fund sold through variable annuity contracts or variable life insurance contracts (variable contracts) are owned directly or indirectly by Lincoln Life, LNY and other unaffiliated insurance companies, this prospectus does not discuss the federal income tax consequence at the contract owner level. For information concerning the federal income tax consequences to owners of variable contracts, see the prospectus for the variable contracts.


Payments to Insurance Companies, Broker-Dealers and other Financial
Intermediaries

Shares of the fund are available only through the purchase of variable contracts issued by certain life insurance companies. Parties that are related to the fund (such as the fund's principal underwriter or investment adviser) may pay such insurance companies (or their related companies) for the sale of shares of the fund and related services. These payments may create a conflict of interest and may influence the insurance company to include a fund as an investment option in its variable contracts. Such insurance companies (or their related companies) may pay broker-dealers or other financial intermediaries (such as banks) for the sale and retention of variable contracts which offer fund shares. These payments may create a conflict of interest by influencing the broker-dealers or other financial intermediaries to recommend variable contracts which offer fund shares. The prospectus or other disclosure documents for the variable contracts may contain additional information about these payments.



4  LVIP American Global Small Capitalization Fund


Investment Objective and Principal Investment Strategies

The investment objective of the LVIP American Global Small Capitalization Fund is capital appreciation.


The fund operates as a "feeder fund" which means that the fund does not buy investment securities directly. Instead, it invests all of its assets in a separate mutual fund (Master Fund), which in turn purchases investment securities. The fund has essentially the same investment objective and strategies as its corresponding Master Fund. The Master Fund is a fund of American Funds Insurance Series.

The Fund invests all of its assets in Class 1 shares of the Master Fund, the Global Small Capitalization Fund, a series of American Funds Insurance Series. The Master Fund has not adopted a Plan of Distribution or 12b-1 Plan for Class 1 shares. The investment objective of the Master Fund is long-term growth of capital. The Master Fund invests at least 80% of its assets in growth-oriented common stocks and other equity type securities (such as preferred stocks, convertible preferred stocks and convertible bonds) of companies with small market capitalizations, measured at the time of purchase. However, the Master Fund's holdings of small capitalization stocks may fall below the 80% threshold due to the market providing a higher value to the stocks such that they no longer meet the adviser's definition of small capitalization stocks. The Master Fund's investment adviser currently defines "small market capitalization" companies to be companies with market capitalization of $3.5 billion or less. The Master Fund's investment adviser has periodically reevaluated and adjusted this definition and may continue to do so in the future. Under normal circumstances, the fund invests a significant portion of its assets in foreign securities, including securities of companies in countries with developing economies and/or markets.

The Master Fund relies on the professional judgment of its investment adviser, Capital Research and Management Company, to make decisions about the portfolio investments to be purchased for the Master Fund. The basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent above-average, long-term investment opportunities. The investment adviser believes that an important way to accomplish this is through fundamental analysis, which may include meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when the investment adviser believes that they no longer represent relatively attractive investment opportunities.


In response to market, economic, political or other conditions, the fund may temporarily use a different investment strategy for defensive purposes. If the fund does so, different factors could affect fund performance and the fund may not achieve its investment objective.

For additional information regarding the principal investment strategies of the Master Fund, please refer to the Master Fund prospectus. The prospectus for the Master Fund is delivered together with this Prospectus.



Principal Risks

Investments in securities involves the risk that the value of the securities purchase will fluctuate. These fluctuations could case the value of the fund's security investments, and, therefore, the value of the fund's shares held under your contract to fluctuate, and you could lose money.


The prices of securities held by the fund may decline in response to certain events, including, for example, those directly involving the companies whose securities are owned by the fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate, and commodity fluctuations. For example, increases in the prices of basic commodities, such as oil or grains, can negatively impact the value of stocks of certain companies. The growth-oriented, equity-type securities generally purchased by the fund may involve large price swings and potential for loss, particularly in the case of smaller capitalization stocks. Smaller capitalization stocks are often more difficult to value or dispose of, more difficult to obtain information about and more volatile than stocks of larger, more established companies.


Investments in securities issued by entities based outside the United States involves risks resulting from the reduced availability of public information and that foreign issuers generally are not subject to uniform accounting, auditing, financial reporting and legal standards and practices comparable to those applicable to U.S. issuers; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; currency exchange rates and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. Accordingly, the fund's foreign securities may be less liquid, and their prices may be more volatile than comparable investments in securities of U.S. issuers. Foreign brokerage commissions and custodian fees are generally higher than in the U.S.


Investing in countries with developing economies and/or markets generally involves risks in addition to and greater than those generally associated with investing in developed countries. For instance, developing countries may have less developed legal and accounting systems. The governments of these countries may be more unstable and likely to impose capital controls, nationalize a company or industry, place restrictions on foreign ownership and on withdrawing sale proceeds of securities from the country, and/or impose punitive taxes that could adversely affect security prices. In addition, the economies of these countries may be dependent on relatively few industries that are more susceptible to local and global changes. Securities markets in these countries are also relatively small and have substantially lower trading volumes. As a result, securities issued in these countries may be more volatile and less liquid than securities issued in countries with more developed economies or markets.


                                                                               5


Management and Organization


The fund's business and affairs are managed under the direction of their board of trustees. The board of trustees has the power to amend the fund's bylaws, to declare and pay dividends, and to exercise all the powers of the fund except those granted to the shareholders.


Manager of Managers: The fund employs a "manager of managers" structure. In this regard, the fund has received an exemptive order from the SEC (Release Nos. IC-27512 and 29197) to permit the fund's investment adviser, without further shareholder approval, to enter into and materially amend the sub-advisory agreement with its sub-adviser upon approval of the Trust's Board of Trustees. The SEC order is subject to certain conditions. For example, within ninety days of the hiring of any new sub-adviser, shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, the fund's adviser will not enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. The adviser has ultimate responsibility (subject to Board oversight) to oversee the sub-adviser and to recommend their hiring, termination, and replacement.


Investment Adviser: Lincoln Investment Advisors Corporation (LIA) is the investment adviser to the fund. LIA is a registered investment adviser and wholly-owned subsidiary of Lincoln National Corporation (LNC). LIA's address is One Granite Place, Concord, NH 03301. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years.

LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services.


The Trust has entered into an Investment Management Agreement with LIA. If the fund invests all of its assets in an investment company, LIA does not charge an investment advisory fee. The fund anticipates investing substantially all of its assets in an investment company, namely, the Master Fund. If the fund ceased to operate in the Master-Feeder structure, LIA upon the approval of the Board, would provide the fund with investment advisory services, either directly or with a sub-adviser, and would receive an investment advisory fee.

The Investment Adviser to the Master Fund and its total annual management fee for the most recently completed fiscal year, and portfolio managers are shown below:





Master Fund Adviser    Capital Research and Management Company ("CRMC"), 333 South Hope Street, Los Angeles, California
                       90071, is the investment adviser to the Master Fund and other mutual funds, including the American
                       Funds (Reg. TM). CRMC, an experienced investment management organization founded in 1931, is wholly owned
                       subsidiary of The Capital Group Companies, Inc. As of December 31, 2009, CRMC had $1,034.8 billion in assets under management.
Master Fund Total
Annual Management      Global Small Capitalization Fund: 0.76% of average daily net assets. Please see the financial highlights
Fee                    table in the Master Fund's Prospectus or its annual report for details.
Portfolio Manager(s)   CRMC uses a system of multiple portfolio counselors in managing mutual fund assets. under this approach, the portfolio of the Master Fund is divided into segments which are managed by individual counselors. Counselors decide how their respective segments will be invested, within the limits provided by the Master Fund's objective(s), policies and restrictions and the oversight of the appropriate investment
                       related committees of CRMC and its investment divisions. In addition, CRMC's research professionals may make investment decisions with respect to a portion of a Master Fund's portfolio.



The portfolio counselors who are primarily responsible for the day-to-day management of the Master Fund are listed below:




Portfolio Manager                          Primary Title
(Fund Title, if Applicable)           With CRMC (or Affiliate)
----------------------------- ---------------------------------------
Gordon Crawford               Senior Vice President, Capital
                              Research Global Investors
Mark E. Denning               Senior Vice President, Capital
                              Research Global Investors
J. Blair Frank                Senior Vice President, Capital
                              Research Global Investors
Harold H. La                  Vice President, Capital Research Glo-
                              bal Investors



                                                                                               Approximate Years
                                                                                                 of Experience
                                                                                                     as an
                                                                                                   Investment
                                  Years of Experience as            Portfolio Manager             Professional
                                     Portfolio Manager                 Role in the           ----------------------
Portfolio Manager               (and Research Professional,           Management of             With CRMC     Total
(Fund Title, if Applicable)    if Applicable (approximate))          the Master Fund          or Affiliates   Years
----------------------------- ------------------------------ ------------------------------- --------------- ------
Gordon Crawford               12 years                       An equity portfolio counselor         39          39
Mark E. Denning               12 years                       An equity portfolio counselor         28          28
J. Blair Frank                7 years                        An equity portfolio counselor         16          17
Harold H. La                  2 years                        An equity portfolio counselor         12          12


6

The fund may have a name, investment objective and investment policy that is very similar to certain publicly available mutual funds. The fund will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the fund, different fees, and different asset levels.


A discussion regarding the basis for the Board of Trustees' approval of the investment advisory contract for the fund will be available in the semi-annual report to shareholders for the six-month period ended June 30, 2010.



Pricing of Fund Shares

The fund determines its net asset value per share (NAV) as of close of regular trading (normally 4:00 p.m., New York time) on the New York Stock Exchange
(NYSE) on each day the NYSE is open for trading. The fund determines its NAV by:
  o adding the values of all securities investments and other assets;
  o subtracting liabilities (including dividends payable); and

  o dividing by the number of shares outstanding.

In certain circumstances such as when market quotations are not readily available for one or more portfolio securities, the fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the Trust's board of trustees. When the fund uses fair value pricing, it may take into account any factors it deems appropriate. The price of securities used by the fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.

Because the fund's principal investment is shares of the Master Fund, the NAV of the Master Fund's shares will be included as part of the calculation of the NAV for the fund. Because the fund has its own charges and expenses, the NAV of the fund and the NAV of the Master Fund will not be the same.

The Master Funds have adopted procedures for making "fair value" determinations if market quotations are not readily available or are not considered reliable. For example, if events occur between the close of markets outside the United States and the close of regular trading on the New York Stock Exchange that, in the opinion of the investment adviser, materially affect the value of any of the securities in the funds' portfolio that principally trade in those international markets, those securities will be valued in accordance with fair value procedures. For more information regarding the determination of NAV of the Master Fund including circumstances under which the Master Fund will use fair value pricing and the effects of using fair value pricing, see the Master Fund's Prospectus and SAI.



Purchase and Sale of Fund Shares


The fund sells its shares directly or indirectly to The Lincoln National Life Insurance Company (Lincoln Life), Lincoln Life & Annuity Company of New York
(LNY), and other unaffiliated insurance companies. The insurance companies hold the fund shares in separate accounts (variable accounts) that support various variable annuity contracts and variable life insurance contracts.


The fund sells and redeems its shares, without charge, at their NAV next determined after the fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost.

The fund normally pays for shares redeemed within seven days after the fund receives the redemption request. However, a fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a fund's disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of fund shareholders.

LIA and its affiliates, including Lincoln Financial Distributors, Inc. ("LFD") and/or the fund's sub-adviser, may pay additional compensation (at their own expense and not as an expense of the fund) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, "financial intermediaries") in connection with the sale or retention of fund shares or insurance products that contain the fund and/or shareholder servicing ("distribution assistance"). The level of payments made to a qualifying financial intermediary in any given year will vary. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries.

If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of the fund's shares, as such payments are not made from fund assets.

For more information, please see the Statement of Additional Information.

                                                                               7

Market Timing

Frequent, large, or short-term transfers among the funds, such as those associated with "market timing" transactions, may adversely affect the funds and their investment returns. Such transfers may dilute the value of fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As a result, the funds discourage such trading activity. The risks of frequent trading are more pronounced for funds investing a substantial percentage of assets in overseas markets. This is due to the time differential in pricing between U.S. and overseas markets, which market timers attempt to use to their advantage. As an effort to protect our fund investors and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the fund's board of trustees (the "Market Timing Procedures").

The fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. The fund will exercise this right if, among other things, an investor's trading, in the judgment of the fund, has been or may be disruptive to any fund. In making this judgment, a fund may consider trading done in multiple accounts under common ownership or control.

The fund has entered into an agreement with each insurance company that holds fund shares to help detect and prevent market timing in the fund's shares. The agreement generally requires such insurance company to (i) provide, upon request by the fund, certain identifying and account information regarding contract owners who invest in fund shares through the omnibus account; and (ii) execute instructions from the fund to restrict further purchases or exchanges of fund shares by a contract owner who the fund has identified as a market timer.

The fund may rely on frequent trading policies established by insurance companies that hold shares of the fund in separate accounts to support the insurance contracts. In the event the fund detects potential market timing, the fund will contact the applicable insurance company. In addition to any action taken by the applicable insurance company in response to such market timing activity, the fund may request that the insurance company take additional action, if appropriate, based on the particular circumstances.

Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of fund investors determined to be engaged in such transfer activity that may adversely affect other fund investors involves judgments that are inherently subjective.

As a result of these noted limitations, there is no guarantee that the fund will be able to identify possible market timing activity or that market timing will not occur in the fund. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the fund. This may result in lower long-term returns for your investments.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by the fund in the future.

For information on the Master Fund's frequent trading procedures, please see the Master Fund's prospectus and SAI.

Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.


Portfolio Holdings Disclosure

A description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's Statement of Additional Information.


Share Classes and Distribution Arrangements

The fund offers one class of shares: Service Class II. The Service Class II shares are subject to a distribution (Rule 12b-1) fee.


Distribution Policy and Federal Income Tax Considerations


The fund intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code, which requires annual distributions of net investment income and net capital gains to shareholders. Distributions may not be paid in the year income or gains are earned by the fund. The fund may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional fund shares of the same class of the fund at no charge.

Since all the shares of the fund sold through variable annuity contracts or variable life insurance contracts (variable contracts) are owned directly or indirectly by Lincoln Life, LNY and other unaffiliated insurance companies, this prospectus does not discuss the federal income tax consequence at the contract owner level. For information concerning the federal income tax consequences to owners of variable contracts, see the prospectus for the variable contracts.



8

Financial Highlights

The fund was not available for investment as of the date of this Prospectus. As a result there are no financial highlights available for this fund.


                                                                               9

General Information
You may examine the registration statements for this fund at the SEC in Washington, D.C. Statements made in the prospectus about any variable annuity contract, variable life insurance contract, or other document referred to in a contract, are not necessarily complete. In each instance, we refer you to the copy of that contract or other document filed as an exhibit to the related registration statement. We qualify each statement in all respects by that reference.

The use of the fund by both annuity and life insurance variable accounts is called mixed funding. Due to differences in redemption rates, tax treatment, or other considerations, the interests of contract owners under the variable life accounts may conflict with those of contract owners under the variable annuity accounts. Violation of the federal tax laws by one variable account investing in the fund could cause the contracts funded through another variable account to lose their tax-deferred status, unless remedial action was taken. The fund's board of trustees will monitor for any material conflicts and determine what action, if any, the fund or a variable account should take.

A conflict could arise that requires a variable account to redeem a substantial amount of assets from the fund. The redemption could disrupt orderly portfolio management to the detriment of those contract owners still investing in the fund. Also, the fund could determine that it has become so large that its size materially impairs investment performance. The fund would then examine its options.


You can find additional information in the fund's statement of additional information (SAI), which is on file with the SEC. The fund incorporates its SAI, dated April 30, 2010, into its prospectus. Additional information regarding the Master Fund is set forth in the Master Fund's statement of additional information (SAI). The fund will provide a free copy of its SAI and the Master Fund's SAI upon request.


You can find further information about the fund's investments in the fund's annual and semi-annual reports to shareholders, when available. The annual report discusses the market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year. The fund will provide a free copy of its annual and semi-annual report upon request, when available.

The Trust will issue unaudited semi-annual reports showing current investments and other information; and annual financial statements audited by the Trust's independent auditors. For an SAI, annual or semi-annual report, either write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). Also call this number to request other information about the fund, or to make inquiries. The Trust does not maintain an internet website.

You can review and copy information about the fund (including the SAI) at the SEC's public reference room in Washington, D.C. You can get information on the operation of the public reference room by calling the SEC at 1-202-551-8090. You can also get reports and other information about the fund on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. You can get copies of this information, after paying a duplicating fee, by writing the SEC Public Reference Section, Washington, D.C. 20549-0102, or by electronic request at the following e-mail address: publicinfo@sec.gov.


                            SEC File No: 811-08090

                Lincoln Variable Insurance Products Trust


                     LVIP American Growth Fund



                Service Class II


                1300 South Clinton Street
                Fort Wayne, Indiana 46802


                Prospectus April 30, 2010





The fund is a series of the Lincoln Variable Insurance Products Trust (referred to as "fund"). Shares of the fund are currently offered only to separate accounts that fund variable annuity and variable life insurance contracts of The Lincoln National Life Insurance Company, its affiliates, and third-party insurance companies. You cannot purchase shares of the fund directly. This prospectus discusses the information about the fund that you should know before choosing to invest your contract assets in the fund.




As with all mutual funds, the Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson, or any other person to give any information, or to make any representation, other than what this prospectus states.

Table of Contents




Item                                                                                   Page
Summary Section                                                                       1
 Investment Objective                                                                 1
 Fees and Expenses                                                                    1
   Shareholder Fees                                                                   1
   Annual Fund Operating Expenses                                                     1
   Example                                                                            2
   Portfolio Turnover                                                                 2
 Principal Investment Strategies                                                      2
 Principal Risks                                                                      2
 Fund Performance                                                                     3
 Investment Adviser                                                                   3
 Tax Information                                                                      3
 Payments to Insurance Companies, Broker-Dealers and other Financial Intermediaries   3
Investment Objective and Principal Investment Strategies                              4
Investment Risks                                                                      4
Management and Organization                                                           4
Pricing of Fund Shares                                                                5
Purchase and Sale of Fund Shares                                                      6
Market Timing                                                                         6
Portfolio Holdings Disclosure                                                         7
Share Classes and Distribution Arrangements                                           7
Distribution Policy and Federal Income Tax Considerations                             7
Financial Highlights                                                                  8



LVIP American Growth Fund
(Service Class II)

Investment Objective

The investment objective of the LVIP American Growth Fund is growth of capital.




Fees and Expenses


This table describes the fees and expenses that you may pay if you buy and hold Service Class II shares of the fund. This table does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher.





Shareholder Fees (fees paid directly from your investment)
 Maximum Sales Charge (Load) Imposed on Purchases                                              N/A
 Maximum Deferred Sales Charge (Load)                                                          N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                                   N/A
 Redemption Fee                                                                                N/A
 Exchange Fee                                                                                  N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of
your investment)
 Management Fee1                                                                                0.33%
 Distribution and/or Service (12b-1) fees                                                       0.55%
 Other Expenses1                                                                                0.26%
 Total Annual Fund Operating Expenses                                                           1.14%
 Less Expense Reimbursement2                                                                   (0.14%)
 Net Expenses                                                                                   1.00%



1 The "Management Fee" includes the management fee payable by the Master Fund.
  The amount set forth in "Other Expenses" represents the aggregate amount that is payable by the Master Fund and estimated amounts for the Feeder Fund for the current fiscal year.

2 Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Service Class II to the extent that the Other Expenses of the Feeder Fund exceed 0.10% of average daily net assets. The agreement will continue at least through April 30, 2011.

LVIP American Growth Fund                                                    1



Example


This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The example also assumes that the fund provides a return of 5% a year and that operating expenses remain the same. This example reflects the net operating expenses with expense reimbursement for the one-year contractual period and the total operating expenses without expense reimbursement for years two through ten. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.





 1 year   3 years   5 years1   10 years1
-------- --------- ---------- ----------
   $102     $348   N/A        N/A


1 Only one-year and three-year expenses are shown since the fund is new. The fund will have expenses beyond year three.


Portfolio Turnover



The Master fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the example, affect the fund's performance. During the most recent fiscal year, the Master fund's portfolio turnover rate was 37% of the average value of its portfolio.



Principal Investment Strategies


The fund operates as a "feeder fund" which means that the fund does not buy investment securities directly. Instead, it invests all of its assets in a separate mutual fund (Master Fund), which in turn purchases investment securities. The fund has essentially the same investment objective and strategies as its corresponding Master Fund. The Master Fund is a fund of American Funds Insurance Series (Reg. TM).

The fund invests all of its assets in Class 1 shares of the Master Fund, the Growth Fund, a series of American Funds Insurance Series. The investment objective of the Master Fund is growth of capital. The Master Fund invests primarily in common stock and seeks to invest in companies that appear to offer superior opportunities for growth of capital. The Master Fund may also invest in foreign equity securities.

The Master Fund relies on the professional judgment of its investment adviser, Capital Research and Management Company, to make decisions about the portfolio investments to be purchased for the Master Fund. The basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent above-average, long-term investment opportunities. The investment adviser believes that an important way to accomplish this is through fundamental analysis, which may include meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when the investment adviser believes that they no longer represent relatively attractive investment opportunities.


For additional information regarding the principal investment strategies of the Master Fund, please refer to the Master Fund prospectus. The prospectus for the Master Fund is delivered together with this Prospectus.


Principal Risks


All mutual funds carry a certain amount of risk. Accordingly, loss of money is a risk of investing in the fund. Here are specific principal risks of investing in the fund.

 o Market Risk: Prices of securities held by the fund may fall. As a result, your investment may decline in value and you could lose money.

 o Growth Stocks Risks: Growth stocks have historically been more volatile than value stocks over the long-term. The growth style may, over time, go in and out of favor. At times when the growth investing style is out of favor, the fund may underperform other equity funds that use different investment styles.
 o Foreign Securities Risk: Foreign currency fluctuations and economic or financial instability could cause the value of the fund's foreign investments to fluctuate. Investing in foreign stocks or debt obligations involves the risk of loss from foreign government or political actions. Investing in foreign securities also involves risks resulting from the reduced availability of public information. Foreign investments may be less liquid and their prices more volatile than comparable investments in securities of U.S. issuers.

2  LVIP American Growth Fund


Fund Performance

The fund commenced operations on or about the date of this prospectus. Therefore, performance information has not been presented for the fund.


The following bar chart and table provide some indication of the risks of choosing to invest your contract assets in the Master Fund. The bar chart shows changes in performance of Class 1 shares of the Master Fund, adjusted to reflect the estimated fees and expenses of the fund, for the past ten years. The table shows how the average annual returns of Class 1 shares of the Master Fund, adjusted to reflect the estimated fees and expenses of the fund, for the one-, five-, and ten-year periods compare with those of a broad measure of market performance. Please note that the past performance of the Master Fund is not necessarily an indication of how the Master Fund will perform in the future. Further, the returns shown do not reflect variable contract expenses. If variable contract expenses were included, the returns shown would be lower.


(bar chart to follow)





                                                          Average Annual Total Return
                                                          For periods ended 12/31/09
                                                        -------------------------------
                                                         1 year   5 years    10 Years
                                                        -------- --------- ------------
  American Funds Growth Fund - Class 11 (Master Fund)   38.84%   1.95%          0.71%
                                        S&P 500 Index   26.46%   0.42%         (0.95%)



1Performance information shown is that of the American Funds Growth Fund - Class 1 (Master Fund) as adjusted to reflect the estimated fees and expenses of the LVIP American Growth Fund (Feeder Fund) shown in the fees and expenses table above.


Investment Adviser


The fund operates as a "feeder fund" which means it invests all of its assets in the Master Fund, which is a separate mutual fund. The Master Fund is a series of American Funds Insurance Series.

Feeder Fund Investment Adviser: Lincoln Investment Advisors Corporation

Master Fund Investment Adviser: Capital Research Management CompanySM




Portfolio Manager(s) of Master Fund   Company Title                                    Experience w/Master Fund
------------------------------------- ------------------------------------------------ -------------------------
Donnalisa Barnum                      Senior Vice President, Capital World Investors   Since 2003
Gregg E. Ireland                      Senior Vice President, Capital World Investors   Since 2006
Gregory D. Johnson                    Senior Vice President, Capital World Investors   Since 2007
Michael T. Kerr                       Senior Vice President, Capital World Investors   Since 2005
Ronald B. Morrow                      Senior Vice President, Capital World Investors   Since 2003



Tax Information

The fund intends to make distributions to shareholders that may be taxed as ordinary income or capital gains. Since all the shares of the fund sold through variable annuity contracts or variable life insurance contracts (variable contracts) are owned directly or indirectly by Lincoln Life, LNY and other unaffiliated insurance companies, this prospectus does not discuss the federal income tax consequence at the contract owner level. For information concerning the federal income tax consequences to owners of variable contracts, see the prospectus for the variable contracts.


Payments to Insurance Companies, Broker-Dealers and other Financial
Intermediaries

Shares of the fund are available only through the purchase of variable contracts issued by certain life insurance companies. Parties that are related to the fund (such as the fund's principal underwriter or investment adviser) may pay such insurance companies (or their related companies) for the sale of shares of the fund and related services. These payments may create a conflict of interest and may influence the insurance company to include a fund as an investment option in its variable contracts. Such insurance companies (or their related companies) may pay broker-dealers or other financial intermediaries (such as banks) for the sale and retention of variable contracts which offer fund shares. These payments may create a conflict of interest by influencing the broker-dealers or other financial intermediaries to recommend variable contracts which offer fund shares. The prospectus or other disclosure documents for the variable contracts may contain additional information about these payments.



LVIP American Growth Fund                                                    3


Investment Objective and Principal Investment Strategies
The fund operates as a "feeder fund" which means that the fund does not buy investment securities directly. Instead, it invests all of its assets in a separate mutual fund (Master Fund), which in turn purchases investment securities. The fund has essentially the same investment objective and strategies as its corresponding Master Fund. The Master Fund is a fund of American Funds Insurance Series.

The fund invests all of its assets in Class 1 shares of the Master Fund, the Growth Fund, a series of American Funds Insurance Series. The Master Fund has not adopted a Plan of Distribution or 12b-1 Plan for Class 1 shares. The investment objective of the Master Fund is growth of capital. The Master Fund invests primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital. The Master Fund may also invest in foreign equity securities.

The Master Fund relies on the professional judgment of its investment adviser, Capital Research and Management Company, to make decisions about the portfolio investments to be purchased for the Master Fund. The basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent above-average, long-term investment opportunities. The investment adviser believes that an important way to accomplish this is through fundamental analysis, which may include meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when the investment adviser believes that they no longer represent relatively attractive investment opportunities.


In response to market, economic, political or other conditions, the fund may temporarily use a different investment strategy for defensive purposes. If the fund does so, different factors could affect fund performance and the fund may not achieve its investment objective.

For additional information regarding the principal investment strategies of the Master Fund, please refer to the Master Fund prospectus. The prospectus for the Master Fund is delivered together with this Prospectus.


Investment Risks


Investments in securities involves the risk that the value of the securities purchase will fluctuate. These fluctuations could cause the value of the fund's security investments and, therefore, the value of the fund's shares held under your contract to fluctuate, and you could lose money.

The prices of securities held by the fund may decline in response to certain events, including, for example, those directly involving the companies whose securities are owned by the fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate fluctuations. The growth-oriented, equity-type securities generally purchased by the fund may involve large price swing and potential for loss.

Investments in securities issued by entities based outside the United States involves risk resulting from the reduced availability of public information and that foreign issuers generally are not subject to uniform accounting, auditing, financial reporting and legal standards and practices comparable to those applicable to U.S. issuers; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; currency exchange rates; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. Accordingly, the fund's foreign securities may be less liquid, and their prices may be more volatile than comparable investments in securities of U.S. issuers. Foreign brokerage commissions and custodian fees are generally higher than in the U.S.



Management and Organization

The fund's business and affairs are managed under the direction of their board of trustees. The board of trustees has the power to amend the fund's bylaws, to declare and pay dividends, and to exercise all the powers of the fund except those granted to the shareholders.


Manager of Managers: The fund employs a "manager of managers" structure. In this regard, the fund has received an exemptive order from the SEC (Release Nos. IC-27512 and 29197) to permit the fund's investment adviser, without further shareholder approval, to enter into and materially amend the sub-advisory agreement with its sub-adviser upon approval of the Trust's Board of Trustees. The SEC order is subject to certain conditions. For example, within ninety days of the hiring of any new sub-adviser, shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, the fund's adviser will not enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. The adviser has ultimate responsibility (subject to Board oversight) to oversee the sub-adviser and to recommend their hiring, termination, and replacement.


Investment Adviser: Lincoln Investment Advisors Corporation (LIA) is the investment adviser to the fund. LIA is a registered investment adviser and wholly-owned subsidiary of Lincoln National Corporation (LNC). LIA's address is One Granite Place, Concord, NH 03301. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years.

LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services.


4


The Trust has entered into an Investment Management Agreement with LIA. If the fund invests all of its assets in an investment company, LIA does not charge an investment advisory fee. The fund anticipates investing substantially all of its assets in an investment company, namely, the Master Fund. If the fund ceased to operate in the Master-Feeder structure, LIA upon the approval of the Board, would provide the fund with investment advisory services, either directly or with a sub-adviser, and would receive an investment advisory fee.

The Investment Adviser to the Master Fund and its total annual management fee for the most recently completed fiscal year, and portfolio managers are shown below:





Master Fund Adviser    Capital Research and Management Company ("CRMC"), 333 South Hope Street, Los Angeles, California
                       90071, is the investment adviser to the Master Fund and other mutual funds, including the American
                       Funds (Reg. TM). CRMC, an experienced investment management organization founded in 1931, is wholly owned
                       subsidiary of The Capital Group Companies, Inc. As of December 31, 2009, CRMC had $1,034.8 billion in assets under management.
Master Fund Total
Annual Management      Growth Fund: 0.35% of average daily net assets. Please see the financial highlights table in the Master
Fee                    Fund's Prospectus or its annual report for details.
Portfolio Manager(s)   CRMC uses a system of multiple portfolio counselors in managing mutual fund assets. under this approach, the portfolio of the Master Fund is divided into segments which are managed by individual counselors. Counselors decide how their respective segments will be invested, within the limits provided by the Master Fund's objective(s), policies and restrictions and the oversight of the appropriate investment
                       related committees of CRMC and its investment divisions. In addition, CRMC's research professionals may make investment decisions with respect to a portion of a Master Fund's portfolio.



The portfolio counselors who are primarily responsible for the day-to-day management of the Master Fund are listed below:




Portfolio Manager                          Primary Title
(Fund Title, if Applicable)          With CRMC (or Affiliate)
----------------------------- --------------------------------------
Donnalisa Barnum              Senior Vice President, Capital World
                              Investors
Gregg E. Ireland              Senior Vice President, Capital World
                              Investors
Gregory D. Johnson            Senior Vice President, Capital World
                              Investors
Michael T. Kerr               Senior Vice President, Capital World
                              Investors
Ronald B. Morrow              Senior Vice President, Capital World
                              Investors



                                                                                                 Approximate Years
                                                                                                   of Experience
                                                                                                       as an
                                                                                                     Investment
                                   Years of Experience as             Portfolio Manager             Professional
                                      Portfolio Manager                  Role in the           ----------------------
Portfolio Manager                (and Research Professional,            Management of             With CRMC     Total
(Fund Title, if Applicable)     if Applicable (approximate))           the Master Fund          or Affiliates   Years
----------------------------- -------------------------------- ------------------------------- --------------- ------
Donnalisa Barnum              7 years                          An equity portfolio counselor         24          29
Gregg E. Ireland              4 years                          An equity portfolio counselor         38          38
Gregory D. Johnson            3 years                          An equity portfolio counselor         17          17
Michael T. Kerr               5 years                          An equity portfolio counselor         25          27
Ronald B. Morrow              7 years (plus 6 years or prior   An equity portfolio counselor         13          42
                              experience as an investment
                              analyst for the fund)


The fund may have a name, investment objective and investment policy that is very similar to certain publicly available mutual funds. The fund will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the fund, different fees, and different asset levels.


A discussion regarding the basis for the Board of Trustees' approval of the investment advisory contract for the fund will be available in the semi-annual report to shareholders for the six-month period ended June 30, 2010.



Pricing of Fund Shares

The fund determines its net asset value per share (NAV) as of close of regular trading (normally 4:00 p.m., New York time) on the New York Stock Exchange
(NYSE) on each day the NYSE is open for trading. The fund determines its NAV by:
  o adding the values of all securities investments and other assets;
  o subtracting liabilities (including dividends payable); and

  o dividing by the number of shares outstanding.

In certain circumstances such as when market quotations are not readily available for one or more portfolio securities, the fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the Trust's board of trustees. When the fund uses fair value pricing, it may take into account any factors it deems appropriate. The price of securities used by the



                                                                               5


fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.

Because the fund's principal investment is shares of the Master Fund, the NAV of the Master Fund's shares will be included as part of the calculation of the NAV for the fund. Because the fund has its own charges and expenses, the NAV of the fund and the NAV of the Master Fund will not be the same.

The Master Funds have adopted procedures for making "fair value" determinations if market quotations are not readily available or are not considered reliable. For example, if events occur between the close of markets outside the United States and the close of regular trading on the New York Stock Exchange that, in the opinion of the investment adviser, materially affect the value of any of the securities in the funds' portfolio that principally trade in those international markets, those securities will be valued in accordance with fair value procedures. For more information regarding the determination of NAV of the Master Fund including circumstances under which the Master Fund will use fair value pricing and the effects of using fair value pricing, see the Master Fund's Prospectus and SAI.



Purchase and Sale of Fund Shares


The fund sells its shares directly or indirectly to The Lincoln National Life Insurance Company (Lincoln Life), Lincoln Life & Annuity Company of New York
(LNY), and other unaffiliated insurance companies. The insurance companies hold the fund shares in separate accounts (variable accounts) that support various variable annuity contracts and variable life insurance contracts.


The fund sells and redeems its shares, without charge, at their NAV next determined after the fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost.

The fund normally pays for shares redeemed within seven days after the fund receives the redemption request. However, a fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a fund's disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of fund shareholders.

LIA and its affiliates, including Lincoln Financial Distributors, Inc. ("LFD") and/or the fund's sub-adviser, may pay additional compensation (at their own expense and not as an expense of the fund) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, "financial intermediaries") in connection with the sale or retention of fund shares or insurance products that contain the fund and/or shareholder servicing ("distribution assistance"). The level of payments made to a qualifying financial intermediary in any given year will vary. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries.

If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of the fund's shares, as such payments are not made from fund assets.

For more information, please see the Statement of Additional Information.


Market Timing

Frequent, large, or short-term transfers among the funds, such as those associated with "market timing" transactions, may adversely affect the funds and their investment returns. Such transfers may dilute the value of fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As a result, the funds discourage such trading activity. The risks of frequent trading are more pronounced for funds investing a substantial percentage of assets in overseas markets. This is due to the time differential in pricing between U.S. and overseas markets, which market timers attempt to use to their advantage. As an effort to protect our fund investors and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the fund's board of trustees (the "Market Timing Procedures").

The fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. The fund will exercise this right if, among other things, an investor's trading, in the judgment of the fund, has been or may be disruptive to any fund. In making this judgment, a fund may consider trading done in multiple accounts under common ownership or control.

The fund has entered into an agreement with each insurance company that holds fund shares to help detect and prevent market timing in the fund's shares. The agreement generally requires such insurance company to (i) provide, upon request by the fund, certain identifying and account information regarding contract owners who invest in fund shares through the omnibus account; and (ii)



6

execute instructions from the fund to restrict further purchases or exchanges of fund shares by a contract owner who the fund has identified as a market timer.

The fund may rely on frequent trading policies established by insurance companies that hold shares of the fund in separate accounts to support the insurance contracts. In the event the fund detects potential market timing, the fund will contact the applicable insurance company. In addition to any action taken by the applicable insurance company in response to such market timing activity, the fund may request that the insurance company take additional action, if appropriate, based on the particular circumstances.

Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of fund investors determined to be engaged in such transfer activity that may adversely affect other fund investors involves judgments that are inherently subjective.

As a result of these noted limitations, there is no guarantee that the fund will be able to identify possible market timing activity or that market timing will not occur in the fund. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the fund. This may result in lower long-term returns for your investments.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by the fund in the future.

For information on the Master Fund's frequent trading procedures, please see the Master Fund's prospectus and SAI.

Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.


Portfolio Holdings Disclosure

A description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's Statement of Additional Information.


Share Classes and Distribution Arrangements

The fund offers one class of shares: Service Class II. The Service Class II shares are subject to a distribution (Rule 12b-1) fee.


Distribution Policy and Federal Income Tax Considerations


The fund intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code, which requires annual distributions of net investment income and net capital gains to shareholders. Distributions may not be paid in the year income or gains are earned by the fund. The fund may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional fund shares of the same class of the fund at no charge.

Since all the shares of the fund sold through variable annuity contracts or variable life insurance contracts (variable contracts) are owned directly or indirectly by Lincoln Life, LNY and other unaffiliated insurance companies, this prospectus does not discuss the federal income tax consequence at the contract owner level. For information concerning the federal income tax consequences to owners of variable contracts, see the prospectus for the variable contracts.



                                                                               7

Financial Highlights

The fund was not available for investment as of the date of this Prospectus. As a result there are no financial highlights available for this fund.


8

General Information
You may examine the registration statements for this fund at the SEC in Washington, D.C. Statements made in the prospectus about any variable annuity contract, variable life insurance contract, or other document referred to in a contract, are not necessarily complete. In each instance, we refer you to the copy of that contract or other document filed as an exhibit to the related registration statement. We qualify each statement in all respects by that reference.

The use of the fund by both annuity and life insurance variable accounts is called mixed funding. Due to differences in redemption rates, tax treatment, or other considerations, the interests of contract owners under the variable life accounts may conflict with those of contract owners under the variable annuity accounts. Violation of the federal tax laws by one variable account investing in the fund could cause the contracts funded through another variable account to lose their tax-deferred status, unless remedial action was taken. The fund's board of trustees will monitor for any material conflicts and determine what action, if any, the fund or a variable account should take.

A conflict could arise that requires a variable account to redeem a substantial amount of assets from the fund. The redemption could disrupt orderly portfolio management to the detriment of those contract owners still investing in the fund. Also, the fund could determine that it has become so large that its size materially impairs investment performance. The fund would then examine its options.


You can find additional information in the fund's statement of additional information (SAI), which is on file with the SEC. The fund incorporates its SAI, dated April 30, 2010, into its prospectus. Additional information regarding the Master Fund is set forth in the Master Fund's statement of additional information (SAI). The fund will provide a free copy of its SAI and the Master Fund's SAI upon request.


You can find further information about the fund's investments in the fund's annual and semi-annual reports to shareholders, when available. The annual report discusses the market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year. The fund will provide a free copy of its annual and semi-annual report upon request, when available.

The Trust will issue unaudited semi-annual reports showing current investments and other information; and annual financial statements audited by the Trust's independent auditors. For an SAI, annual or semi-annual report, either write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). Also call this number to request other information about the fund, or to make inquiries. The Trust does not maintain an internet website.

You can review and copy information about the fund (including the SAI) at the SEC's public reference room in Washington, D.C. You can get information on the operation of the public reference room by calling the SEC at 1-202-551-8090. You can also get reports and other information about the fund on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. You can get copies of this information, after paying a duplicating fee, by writing the SEC Public Reference Section, Washington, D.C. 20549-0102, or by electronic request at the following e-mail address: publicinfo@sec.gov.


                            SEC File No: 811-08090

                Lincoln Variable Insurance Products Trust


                     LVIP American Growth-Income Fund



                Service Class II


                1300 South Clinton Street
                Fort Wayne, Indiana 46802


                Prospectus April 30, 2010





The fund is a series of the Lincoln Variable Insurance Products Trust (referred to as "fund"). Shares of the fund are currently offered only to separate accounts that fund variable annuity and variable life insurance contracts of The Lincoln National Life Insurance Company, its affiliates, and third-party insurance companies. You cannot purchase shares of the fund directly. This prospectus discusses the information about the fund that you should know before choosing to invest your contract assets in the fund.




As with all mutual funds, the Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson, or any other person to give any information, or to make any representation, other than what this prospectus states.

Table of Contents




Item                                                                                   Page
Summary Section                                                                       1
 Investment Objective                                                                 1
 Fees and Expenses                                                                    1
   Shareholder Fees                                                                   1
   Annual Fund Operating Expenses                                                     1
   Example                                                                            2
   Portfolio Turnover                                                                 2
 Principal Investment Strategies                                                      2
 Principal Risks                                                                      2
 Fund Performance                                                                     3
 Investment Adviser                                                                   3
 Tax Information                                                                      3
 Payments to Insurance Companies, Broker-Dealers and other Financial Intermediaries   3
Investment Objective and Principal Investment Strategies                              4
Principal Risks                                                                       4
Management and Organization                                                           5
Pricing of Fund Shares                                                                6
Purchase and Sale of Fund Shares                                                      6
Market Timing                                                                         7
Portfolio Holdings Disclosure                                                         7
Share Classes and Distribution Arrangements                                           7
Distribution Policy and Federal Income Tax Considerations                             8
Financial Highlights                                                                  9



LVIP American Growth-Income Fund
(Service Class II)

Investment Objective

The investment objective of the LVIP American Growth-Income Fund is growth and income.



Fees and Expenses


This table describes the fees and expenses that you may pay if you buy and hold Service Class II shares of the fund. This table does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher.





Shareholder Fees (fees paid directly from your investment)
 Maximum Sales Charge (Load) Imposed on Purchases                                              N/A
 Maximum Deferred Sales Charge (Load)                                                          N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                                   N/A
 Redemption Fee                                                                                N/A
 Exchange Fee                                                                                  N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of
your investment)
 Management Fee1                                                                                0.28%
 Distribution and/or Service (12b-1) fees                                                       0.55%
 Other Expenses1                                                                                0.25%
 Total Annual Fund Operating Expenses                                                           1.08%
 Less Expense Reimbursement2                                                                   (0.14%)
 Net Expenses                                                                                   0.94%



1 The "Management Fee" includes the investment management fee payable by the Master Fund. The amount set forth in "Other Expenses" represents the aggregate amount that is payable by the Master Fund and estimated amounts for the Feeder Fund for the current fiscal year.

2 Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Service Class II to the extent that the Other Expenses of the Feeder Fund exceed 0.10% of average daily net assets. The agreement will continue at least through April 30, 2011.

LVIP American Growth-Income Fund                                             1



Example


This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The example also assumes that the fund provides a return of 5% a year and that operating expenses remain the same. This example reflects the net operating expenses with expense reimbursement for the one-year contractual period and the total operating expenses without expense reimbursement for years two through ten. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.





 1 year   3 years   5 years1   10 years1
-------- --------- ---------- ----------
   $96      $330   N/A        N/A


1 Only one-year and three-year expenses are shown since the fund is new. The fund will have expenses beyond year three.


Portfolio Turnover



The Master fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the example, affect the fund's performance. During the most recent fiscal year, the Master fund's portfolio turnover rate was 24% of the average value of its portfolio.



Principal Investment Strategies


The fund operates as a "feeder fund" which means that the fund does not buy investment securities directly. Instead, it invests all of its assets in a separate mutual fund (Master Fund), which in turn purchases investment securities. The fund has essentially the same investment objective and strategies as its corresponding Master Fund. The Master Fund is a fund of American Funds Insurance Series (Reg. TM).

The fund invests all of its assets in Class 1 shares of the Master Fund, the Growth-Income Fund, a series of American Funds Insurance Series. The investment objective of the Master Fund is long-term growth of capital and income. The Master Fund invests primarily in common stocks or other securities that demonstrate the potential for appreciation and growth of capital and/or dividends. Although the Master Fund focuses on investments in medium to larger capitalization companies, the Master Fund investments are not limited to a particular capitalization size. The Master Fund may invest up to 15% of its assets, at the time of purchase, in securities of issuers domiciled outside the United States.

The Master Fund relies on the professional judgment of its investment adviser, Capital Research and Management Company, to make decisions about the portfolio investments to be purchased for the Master Fund. The basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent above-average, long-term investment opportunities. The investment adviser believes that an important way to accomplish this is through fundamental analysis, which may include meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when the investment adviser believes that they no longer represent relatively attractive investment opportunities.


For additional information regarding the principal investment strategies of the Master Fund, please refer to the Master Fund prospectus. The prospectus for the Master Fund is delivered together with this Prospectus.


Principal Risks


All mutual funds carry a certain amount of risk. Accordingly, loss of money is a risk of investing in the fund. Here are specific principal risks of investing in the fund.

 o Market Risk: Prices of securities held by the fund may fall. As a result, your investment may decline in value and you could lose money.

 o Growth Stocks Risks: Growth stocks have historically been more volatile than value stocks over the long-term. The growth style may, over time, go in and out of favor. At times when the growth investing style is out of favor, the fund may underperform other equity funds that use different investment styles.
 o Medium-Cap Companies Risk: Investments in medium-cap companies may be subject to more abrupt market movements and may involve greater risks than investments in larger companies. Medium-cap company stocks generally trade less frequently and in lower volumes, and the fund may experience difficulty closing out positions at prevailing market prices.
 o Foreign Securities Risk: Foreign currency fluctuations and economic or financial instability could cause the value of the fund's foreign investments to fluctuate. Investing in foreign stocks or debt obligations involves the risk of loss from foreign government or political actions. Investing in foreign securities also involves risks resulting from the reduced availability of public information. Foreign investments may be less liquid and their prices more volatile than comparable investments in securities of U.S. issuers.


2  LVIP American Growth-Income Fund

Fund Performance

The fund commenced operations on or about the date of this prospectus. Therefore, performance information has not been presented for the fund.


The following bar chart and table provide some indication of the risks of choosing to invest your contract assets in the Master Fund. The bar chart shows changes in performance of Class 1 shares of the Master Fund, adjusted to reflect the estimated fees and expenses of the fund, for the past ten years. The table shows how the average annual returns of Class 1 shares of the Master Fund, adjusted to reflect the estimated fees and expenses of the fund, for the one-, five-, and ten-year periods compare with those of a broad measure of market performance. Please note that the past performance of the Master Fund is not necessarily an indication of how the Master Fund will perform in the future. Further, the returns shown do not reflect variable contract expenses. If variable contract expenses were included, the returns shown would be lower.


(bar chart to follow)





                                                          Average Annual Total Return
                                                          For periods ended 12/31/09
                                                        -------------------------------
                                                         1 year   5 years    10 Years
                                                        -------- --------- ------------
  American Funds Growth-Income Fund - Class 11 (Master
                                                 Fund)  30.69%   0.48%          2.86%
                                         S&P 500 Index  26.46%   0.42%         (0.95%)



1Performance information shown is that of the American Funds Growth-Income Fund
- Class 1 (Master Fund) as adjusted to reflect the estimated fees and expenses of the LVIP American Growth-Income Fund (Feeder Fund) shown in the fees and expenses table above.


Investment Adviser


The fund operates as a "feeder fund" which means it invests all of its assets in the Master Fund, which is a separate mutual fund. The Master Fund is a series of American Funds Insurance Series.

Feeder Fund Investment Adviser: Lincoln Investment Advisors Corporation

Master Fund Investment Adviser: Capital Research Management CompanySM




Portfolio Manager(s) of Master Fund   Company Title                                              Experience w/Master Fund
------------------------------------- ---------------------------------------------------------- -------------------------
James K. Dunton                       Senior Vice President, Capital Research Global Investors   Since 1984
Donald D. O'Neal                      Senior Vice President, Capital Research Global Investors   Since 2005
C. Ross Sappenfield                   Senior Vice President, Capital Research Global Investors   Since 1999
J. Blair Frank                        Senior Vice President, Capital Research Global Investors   Since 2006
Claudia P. Huntington                 Senior Vice President, Capital Research Global Investors   Since 1993
Dylan J. Yolles                       Senior Vice President, Capital Research Global Investors   Since 2006



Tax Information

The fund intends to make distributions to shareholders that may be taxed as ordinary income or capital gains. Since all the shares of the fund sold through variable annuity contracts or variable life insurance contracts (variable contracts) are owned directly or indirectly by Lincoln Life, LNY and other unaffiliated insurance companies, this prospectus does not discuss the federal income tax consequence at the contract owner level. For information concerning the federal income tax consequences to owners of variable contracts, see the prospectus for the variable contracts.


Payments to Insurance Companies, Broker-Dealers and other Financial
Intermediaries

Shares of the fund are available only through the purchase of variable contracts issued by certain life insurance companies. Parties that are related to the fund (such as the fund's principal underwriter or investment adviser) may pay such insurance companies (or their related companies) for the sale of shares of the fund and related services. These payments may create a conflict of interest and may influence the insurance company to include a fund as an investment option in its variable contracts. Such insurance companies (or their related companies) may pay broker-dealers or other financial intermediaries (such as banks) for the sale and retention of variable contracts which offer fund shares. These payments may create a conflict of interest by influencing the broker-dealers or other financial intermediaries to recommend variable contracts which offer fund shares. The prospectus or other disclosure documents for the variable contracts may contain additional information about these payments.



LVIP American Growth-Income Fund                                             3


Investment Objective and Principal Investment Strategies
The investment objective of the LVIP American Growth-Income Fund is growth and income.

The fund operates as a "feeder fund" which means that the fund does not buy investment securities directly. Instead it invests all of its assets in a separate mutual fund (Master Fund), which in turn purchases investment securities. The fund has essentially the same investment objective and strategies as its corresponding Master Fund. The Master Fund is a fund of American Funds Insurance Series.

The fund invests all of its assets in Class 1 shares of the Master Fund, the Growth-Income Fund, a Series of American Funds Insurance Series. The Master Fund has not adopted a Plan of Distribution or 12b-1 Plan for Class 1 shares. The investment objective of the Master Fund is long-term growth of capital and income. The Master Fund invests primarily in common stocks or other securities that demonstrate the potential for appreciation and growth of capital and/or dividends. Although the Master Fund focuses on investments in medium to larger capitalization companies, the Master Fund investments are not limited to a particular capitalization size. The Master Fund may invest up to 15% of its assets, at time of purchase, in securities of issuers domiciled outside the United States.

The Master Fund relies on the professional judgment of its investment adviser, Capital Research and Management Company, to make decisions about the portfolio investments to be purchased for the Master Fund. The basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent above-average, long-term investment opportunities. The investment adviser believes that an important way to accomplish this is through fundamental analysis, which may include meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when the investment adviser believes that they no longer represent relatively attractive investment opportunities.


In response to market, economic, political or other conditions, the fund may temporarily use a different investment strategy for defensive purposes. If the fund does so, different factors could affect fund performance and the fund may not achieve its investment objective.

For additional information regarding the principal investment strategies of the Master Fund, please refer to the Master Fund Prospectus. The prospectus for the Master Fund is delivered together with this prospectus.



Principal Risks

Investments in securities involves the risk that the value of the securities purchased will fluctuate. These fluctuations could cause the value of the fund's security investments and, therefore, the value of the fund's shares held under your contract to fluctuate, and you could lose money.


The prices of and the income generated by securities held by the fund may decline in response to certain events, including, for example, those directly involving the companies whose securities are owned by the fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate fluctuations. Income provided by the fund may be affected by changes in the dividend policies of the companies in which the fund invests and the capital resources available for such payments at such companies.


The fund follows an investment style that favors growth companies. Due to their relatively high valuations, growth stocks are typically more volatile than value stocks. The price of a growth stock may experience a larger decline on a forecast of lower earnings, a negative fundamental development, or an adverse market development Further, growth stocks may not pay dividends or may pay lower dividends than value stocks and may be more adversely affected in a down market. The growth style may, over time, go in and out of favor. At times when the growth investing style is out of favor, the fund may underperform other equity funds that use different investment styles.

Investments in midsize companies may be subject to more abrupt or erratic market movements and may involve greater risks than investments in larger more established companies. These companies may be young and have more limited operating or business history. Earnings and revenues tend to be less predictable, their share prices more volatile and their securities less liquid than larger, more established companies. Many midsize company stocks trade less frequently and in smaller volume than stocks of larger companies, and the fund may experience difficulty in closing out positions at prevailing market prices.


Investments in securities issued by entities based outside the United States involves risks resulting from the reduced availability of public information and that foreign issuers generally are not subject to uniform accounting, auditing, financial reporting and legal standards and practices comparable to those applicable to U.S. issuers; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; currency exchange rates; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. Accordingly, the fund's foreign securities may be less liquid, and their prices may be more volatile than comparable investments in securities of U.S. issuers. Foreign brokerage commissions and custodian fees are generally higher than in the U.S.


Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of the country, the actions (or inaction) of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.


4

Management and Organization

The fund's business and affairs are managed under the direction of their board of trustees. The board of trustees has the power to amend the fund's bylaws, to declare and pay dividends, and to exercise all the powers of the fund except those granted to the shareholders.


Manager of Managers: The fund employs a "manager of managers" structure. In this regard, the fund has received an exemptive order from the SEC (Release Nos. IC-27512 and 29197) to permit the fund's investment adviser, without further shareholder approval, to enter into and materially amend the sub-advisory agreement with its sub-adviser upon approval of the Trust's Board of Trustees. The SEC order is subject to certain conditions. For example, within ninety days of the hiring of any new sub-adviser, shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, the fund's adviser will not enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. The adviser has ultimate responsibility (subject to Board oversight) to oversee the sub-adviser and to recommend their hiring, termination, and replacement.


Investment Adviser: Lincoln Investment Advisors Corporation (LIA) is the investment adviser to the fund. LIA is a registered investment adviser and wholly-owned subsidiary of Lincoln National Corporation (LNC). LIA's address is One Granite Place, Concord, NH 03301. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years.

LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services.


The Trust has entered into an Investment Management Agreement with LIA. If the fund invests all of its assets in an investment company, LIA does not charge an investment advisory fee. The fund anticipates investing substantially all of its assets in an investment company, namely, the Master Fund. If the fund ceased to operate in the Master-Feeder structure, LIA upon the approval of the Board, would provide the fund with investment advisory services, either directly or with a sub-adviser, and would receive an investment advisory fee.

The Investment Adviser to the Master Fund and its total annual management fee for the most recently completed fiscal year, and portfolio managers are shown below:





Master Fund Adviser    Capital Research and Management Company ("CRMC"), 333 South Hope Street, Los Angeles, California
                       90071, is the investment adviser to the Master Fund and other mutual funds, including the American
                       Funds (Reg. TM). CRMC, an experienced investment management organization founded in 1931, is wholly owned
                       subsidiary of The Capital Group Companies, Inc. As of December 31, 2009, CRMC had $1,034.8 billion in assets under management.
Master Fund Total
Annual Management      Growth-Income Fund : 0.29% of average daily net assets. Please see the financial highlights table in the
Fee                    Master Fund's Prospectus or its annual report for details.
Portfolio Manager(s)   CRMC uses a system of multiple portfolio counselors in managing mutual fund assets. under this approach, the portfolio of the Master Fund is divided into segments which are managed by individual counselors. Counselors decide how their respective segments will be invested, within the limits provided by the Master Fund's objective(s), policies and restrictions and the oversight of the appropriate investment
                       related committees of CRMC and its investment divisions. In addition, CRMC's research professionals may make investment decisions with respect to a portion of a Master Fund's portfolio.



The portfolio counselors who are primarily responsible for the day-to-day management of the Master Fund are listed below:




Portfolio Manager                           Primary Title
(Fund Title, if Applicable)           With CRMC (or Affiliate)
--------------------------------- --------------------------------
James K. Dunton, Vice Chairman    Senior Vice President, Capital
of the Board                      Research Global Investors
Donald D. O'Neal, President and   Senior Vice President, Capital
Trustee                           Research Global Investors
C. Ross Sappenfield               Senior Vice President, Capital
                                  Research Global Investors
J. Blair Frank                    Senior Vice President, Capital
                                  Research Global Investors



                                                                                                   Approximate Years
                                                                                                     of Experience
                                                                                                         as an
                                                                                                       Investment
                                      Years of Experience as           Portfolio Manager's            Professional
                                         Portfolio Manager                 Role in the           ----------------------
Portfolio Manager                   (and Research Professional,           Management of             With CRMC     Total
(Fund Title, if Applicable)        if Applicable (approximate))          the Master Fund          or Affiliates   Years
--------------------------------- ------------------------------ ------------------------------- --------------- ------
James K. Dunton, Vice Chairman    26 years                       An equity portfolio counselor         48          48
of the Board
Donald D. O'Neal, President and   5 years                        An equity portfolio counselor         25          25
Trustee
C. Ross Sappenfield               11 years                       An equity portfolio counselor         18          18
J. Blair Frank                    4 years                        An equity portfolio counselor         16          17


                                                                               5



Portfolio Manager                              Primary Title
(Fund Title, if Applicable)              With CRMC (or Affiliate)
------------------------------------ --------------------------------
Claudia P. Huntington, Senior Vice   Senior Vice President, Capital
President                            Research Global Investors
Dylan J. Yolles                      Senior Vice President, Capital
                                     Research Global Investors



                                                                                                         Approximate Years
                                                                                                           of Experience
                                                                                                               as an
                                                                                                             Investment
                                           Years of Experience as            Portfolio Manager's            Professional
                                             Portfolio Manager                   Role in the           ----------------------
Portfolio Manager                       (and Research Professional,             Management of             With CRMC     Total
(Fund Title, if Applicable)             if Applicable (approximate))           the Master Fund          or Affiliates   Years
------------------------------------ --------------------------------- ------------------------------- --------------- ------
Claudia P. Huntington, Senior Vice   16 years (plus 5 years of prior   An equity portfolio counselor         35          37
President                            experience as an investment
                                     analyst for the fund)
Dylan J. Yolles                      5 years (plus 5 years of prior    An equity portfolio counselor         10          13
                                     experience as an investment
                                     analyst for the fund)


The fund may have a name, investment objective and investment policy that is very similar to certain publicly available mutual funds. The fund will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the fund, different fees, and different asset levels.


A discussion regarding the basis for the Board of Trustees' approval of the investment advisory contract for the fund will be available in the semi-annual report to shareholders for the six-month period ended June 30, 2010.



Pricing of Fund Shares

The fund determines its net asset value per share (NAV) as of close of regular trading (normally 4:00 p.m., New York time) on the New York Stock Exchange
(NYSE) on each day the NYSE is open for trading. The fund determines its NAV by:
  o adding the values of all securities investments and other assets;
  o subtracting liabilities (including dividends payable); and

  o dividing by the number of shares outstanding.

In certain circumstances such as when market quotations are not readily available for one or more portfolio securities, the fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the Trust's board of trustees. When the fund uses fair value pricing, it may take into account any factors it deems appropriate. The price of securities used by the fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.

Because the fund's principal investment is shares of the Master Fund, the NAV of the Master Fund's shares will be included as part of the calculation of the NAV for the fund. Because the fund has its own charges and expenses, the NAV of the fund and the NAV of the Master Fund will not be the same.

The Master Funds have adopted procedures for making "fair value" determinations if market quotations are not readily available or are not considered reliable. For example, if events occur between the close of markets outside the United States and the close of regular trading on the New York Stock Exchange that, in the opinion of the investment adviser, materially affect the value of any of the securities in the funds' portfolio that principally trade in those international markets, those securities will be valued in accordance with fair value procedures. For more information regarding the determination of NAV of the Master Fund including circumstances under which the Master Fund will use fair value pricing and the effects of using fair value pricing, see the Master Fund's Prospectus and SAI.



Purchase and Sale of Fund Shares


The fund sells its shares directly or indirectly to The Lincoln National Life Insurance Company (Lincoln Life), Lincoln Life & Annuity Company of New York
(LNY), and other unaffiliated insurance companies. The insurance companies hold the fund shares in separate accounts (variable accounts) that support various variable annuity contracts and variable life insurance contracts.


The fund sells and redeems its shares, without charge, at their NAV next determined after the fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost.

The fund normally pays for shares redeemed within seven days after the fund receives the redemption request. However, a fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a fund's disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of fund shareholders.

LIA and its affiliates, including Lincoln Financial Distributors, Inc. ("LFD") and/or the fund's sub-adviser, may pay additional compensation (at their own expense and not as an expense of the fund) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, "financial intermediaries") in connection with the sale or retention of fund shares or insurance products that contain the fund and/or shareholder servicing ("distribution assistance"). The level of payments made to a qualifying financial


6

intermediary in any given year will vary. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries.

If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of the fund's shares, as such payments are not made from fund assets.

For more information, please see the Statement of Additional Information.


Market Timing

Frequent, large, or short-term transfers among the funds, such as those associated with "market timing" transactions, may adversely affect the funds and their investment returns. Such transfers may dilute the value of fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As a result, the funds discourage such trading activity. The risks of frequent trading are more pronounced for funds investing a substantial percentage of assets in overseas markets. This is due to the time differential in pricing between U.S. and overseas markets, which market timers attempt to use to their advantage. As an effort to protect our fund investors and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the fund's board of trustees (the "Market Timing Procedures").

The fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. The fund will exercise this right if, among other things, an investor's trading, in the judgment of the fund, has been or may be disruptive to any fund. In making this judgment, a fund may consider trading done in multiple accounts under common ownership or control.

The fund has entered into an agreement with each insurance company that holds fund shares to help detect and prevent market timing in the fund's shares. The agreement generally requires such insurance company to (i) provide, upon request by the fund, certain identifying and account information regarding contract owners who invest in fund shares through the omnibus account; and (ii) execute instructions from the fund to restrict further purchases or exchanges of fund shares by a contract owner who the fund has identified as a market timer.

The fund may rely on frequent trading policies established by insurance companies that hold shares of the fund in separate accounts to support the insurance contracts. In the event the fund detects potential market timing, the fund will contact the applicable insurance company. In addition to any action taken by the applicable insurance company in response to such market timing activity, the fund may request that the insurance company take additional action, if appropriate, based on the particular circumstances.

Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of fund investors determined to be engaged in such transfer activity that may adversely affect other fund investors involves judgments that are inherently subjective.

As a result of these noted limitations, there is no guarantee that the fund will be able to identify possible market timing activity or that market timing will not occur in the fund. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the fund. This may result in lower long-term returns for your investments.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by the fund in the future.

For information on the Master Fund's frequent trading procedures, please see the Master Fund's prospectus and SAI.

Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.


Portfolio Holdings Disclosure

A description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's Statement of Additional Information.


Share Classes and Distribution Arrangements

The fund offers one class of shares: Service Class II. The Service Class II shares are subject to a distribution (Rule 12b-1) fee.

                                                                               7

Distribution Policy and Federal Income Tax Considerations


The fund intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code, which requires annual distributions of net investment income and net capital gains to shareholders. Distributions may not be paid in the year income or gains are earned by the fund. The fund may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional fund shares of the same class of the fund at no charge.

Since all the shares of the fund sold through variable annuity contracts or variable life insurance contracts (variable contracts) are owned directly or indirectly by Lincoln Life, LNY and other unaffiliated insurance companies, this prospectus does not discuss the federal income tax consequence at the contract owner level. For information concerning the federal income tax consequences to owners of variable contracts, see the prospectus for the variable contracts.



8

Financial Highlights

The fund was not available for investment as of the date of this Prospectus. As a result there are no financial highlights available for this fund.


                                                                               9

General Information
You may examine the registration statements for this fund at the SEC in Washington, D.C. Statements made in the prospectus about any variable annuity contract, variable life insurance contract, or other document referred to in a contract, are not necessarily complete. In each instance, we refer you to the copy of that contract or other document filed as an exhibit to the related registration statement. We qualify each statement in all respects by that reference.

The use of the fund by both annuity and life insurance variable accounts is called mixed funding. Due to differences in redemption rates, tax treatment, or other considerations, the interests of contract owners under the variable life accounts may conflict with those of contract owners under the variable annuity accounts. Violation of the federal tax laws by one variable account investing in the fund could cause the contracts funded through another variable account to lose their tax-deferred status, unless remedial action was taken. The fund's board of trustees will monitor for any material conflicts and determine what action, if any, the fund or a variable account should take.

A conflict could arise that requires a variable account to redeem a substantial amount of assets from the fund. The redemption could disrupt orderly portfolio management to the detriment of those contract owners still investing in the fund. Also, the fund could determine that it has become so large that its size materially impairs investment performance. The fund would then examine its options.


You can find additional information in the fund's statement of additional information (SAI), which is on file with the SEC. The fund incorporates its SAI, dated April 30, 2010, into its prospectus. Additional information regarding the Master Fund is set forth in the Master Fund's statement of additional information (SAI). The fund will provide a free copy of its SAI and the Master Fund's SAI upon request.


You can find further information about the fund's investments in the fund's annual and semi-annual reports to shareholders, when available. The annual report discusses the market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year. The fund will provide a free copy of its annual and semi-annual report upon request, when available.

The Trust will issue unaudited semi-annual reports showing current investments and other information; and annual financial statements audited by the Trust's independent auditors. For an SAI, annual or semi-annual report, either write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). Also call this number to request other information about the fund, or to make inquiries. The Trust does not maintain an internet website.

You can review and copy information about the fund (including the SAI) at the SEC's public reference room in Washington, D.C. You can get information on the operation of the public reference room by calling the SEC at 1-202-551-8090. You can also get reports and other information about the fund on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. You can get copies of this information, after paying a duplicating fee, by writing the SEC Public Reference Section, Washington, D.C. 20549-0102, or by electronic request at the following e-mail address: publicinfo@sec.gov.


                            SEC File No: 811-08090

                Lincoln Variable Insurance Products Trust


                     LVIP American International Fund



                Service Class II


                1300 South Clinton Street
                Fort Wayne, Indiana 46802


                Prospectus April 30, 2010





The fund is a series of the Lincoln Variable Insurance Products Trust (referred to as "fund"). Shares of the fund are currently offered only to separate accounts that fund variable annuity and variable life insurance contracts of The Lincoln National Life Insurance Company, its affiliates, and third-party insurance companies. You cannot purchase shares of the fund directly. This prospectus discusses the information about the fund that you should know before choosing to invest your contract assets in the fund.




As with all mutual funds, the Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson, or any other person to give any information, or to make any representation, other than what this prospectus states.

Table of Contents




Item                                                                                   Page
Summary Section                                                                       1
 Investment Objective                                                                 1
 Fees and Expenses                                                                    1
   Shareholder Fees                                                                   1
   Annual Fund Operating Expenses                                                     1
   Example                                                                            2
   Portfolio Turnover                                                                 2
 Principal Investment Strategies                                                      2
 Principal Risks                                                                      2
 Fund Performance                                                                     3
 Investment Adviser                                                                   3
 Tax Information                                                                      3
 Payments to Insurance Companies, Broker-Dealers and other Financial Intermediaries   3
Investment Objective and Principal Investment Strategies                              4
Principal Risks                                                                       4
Management and Organization                                                           4
Pricing of Fund Shares                                                                6
Purchase and Sale of Fund Shares                                                      6
Market Timing                                                                         6
Portfolio Holdings Disclosure                                                         7
Share Classes and Distribution Arrangements                                           7
Distribution Policy and Federal Income Tax Considerations                             7
Financial Highlights                                                                  8



LVIP American International Fund
(Service Class II)

Investment Objective

The investment objective of the LVIP American International Fund is capital appreciation.



Fees and Expenses


This table describes the fees and expenses that you may pay if you buy and hold Service Class II shares of the fund. This table does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher.





Shareholder Fees (fees paid directly from your investment)
 Maximum Sales Charge (Load) Imposed on Purchases                                              N/A
 Maximum Deferred Sales Charge (Load)                                                          N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                                   N/A
 Redemption Fee                                                                                N/A
 Exchange Fee                                                                                  N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of
your investment)
 Management Fee1                                                                                0.50%
 Distribution and/or Service (12b-1) fees                                                       0.55%
 Other Expenses1                                                                                0.17%
 Total Annual Fund Operating Expenses                                                           1.22%
 Less Expense Reimbursement2                                                                   (0.03%)
 Net Expenses                                                                                   1.19%



1 The "Management Fee" includes the investment management fee payable by the Master Fund. The amount set forth in "Other Expenses" represents the aggregate amount that is payable by the Master Fund and estimated amounts for the Feeder Fund for the current fiscal year.

2 Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Service Class II to the extent that the Other Expenses of the Feeder Fund exceed 0.10% of average daily net assets. The agreement will continue at least through April 30, 2011.

LVIP American International Fund                                             1



Example


This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The example also assumes that the fund provides a return of 5% a year and that operating expenses remain the same. This example reflects the net operating expenses with expense reimbursement for the one-year contractual period and the total operating expenses without expense reimbursement for years two through ten. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.





 1 year   3 years   5 years1   10 years1
-------- --------- ---------- ----------
   $121     $384   N/A        N/A


1 Only one-year and three-year expenses are shown since the fund is new. The fund will have expenses beyond year three.


Portfolio Turnover



The Master fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the example, affect the fund's performance. During the most recent fiscal year, the Master fund's portfolio turnover rate was 46% of the average value of its portfolio.



Principal Investment Strategies


The fund operates as a "feeder fund" which means that the fund does not buy investment securities directly. Instead, it invests all of its assets in a separate mutual fund (Master Fund), which in turn purchases investment securities. The fund has essentially the same investment objective and strategies as its corresponding Master Fund. The Master Fund is a fund of American Funds Insurance Series (Reg. TM).

The fund invests all of its assets in Class 1 shares of the Master Fund, the International Fund, a series of American Funds Insurance Series. The investment objective of the Master Fund is long-term growth of capital. The Master Fund invests primarily in common stocks of companies located outside the United States. The Master Fund may invest a portion of its assets in common stocks and other securities of companies in countries with developing economies and/or markets.

The Master Fund relies on the professional judgment of its investment adviser, Capital Research and Management Company, to make decisions about the portfolio investments to be purchased for the Master Fund. The basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent above-average, long-term investment opportunities. The investment adviser believes that an important way to accomplish this is through fundamental analysis, which may include meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when the investment adviser believes that they no longer represent relatively attractive investment opportunities.


For additional information regarding the principal investment strategies of the Master Fund, please refer to the Master Fund Prospectus. The prospectus for the Master Fund is delivered together with this Prospectus.


Principal Risks


All mutual funds carry a certain amount of risk. Accordingly, loss of money is a risk of investing in the fund. Here are specific principal risks of investing in the fund.


 o Market Risk: Prices of securities held by the fund may fall. As a result, your investment may decline in value and you could lose money.
 o Foreign Securities Risk: Foreign currency fluctuations and economic or financial instability could cause the value of the fund's foreign investments to fluctuate. Investing in foreign stocks or debt obligations involves the risk of loss from foreign government or political actions. Investing in foreign securities also involves risks resulting from the reduced availability of public information. Foreign investments may be less liquid and their prices more volatile than comparable investments in securities of U.S. issuers.
 o Emerging Markets Risk: Risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Investments located in emerging markets tend to have volatile prices and may offer significant potential for loss as well as gain.


2  LVIP American International Fund

Fund Performance

The fund commenced operations on or about the date of this prospectus. Therefore, performance information has not been presented for the fund.


The following bar chart and table provide some indication of the risks of choosing to invest your contract assets in the Master Fund. The bar chart shows changes in performance of Class 1 shares of the Master Fund, adjusted to reflect the estimated fees and expenses of the fund, for the past ten years. The table shows how the average annual returns of Class 1 shares of the Master Fund, adjusted to reflect the estimated fees and expenses of the fund, for the one-, five-, and ten-year periods compare with those of a broad measure of market performance. Please note that the past performance of the Master Fund is not necessarily an indication of how the Master Fund will perform in the future. Further, the returns shown do not reflect variable contract expenses. If variable contract expenses were included, the returns shown would be lower.


(bar chart to follow)





                                                               Average Annual Total Return
                                                                For periods ended 12/31/09
                                                               ----------------------------
                                                                1 year   5 years   10 Years
                                                               -------- --------- ---------
  American Funds International Fund - Class I1 (Master Fund)   42.58%   7.08%     1.67%
                  MSCI All Country World (ex US) Index (net)   42.14%   6.30%     3.12%



1Performance information shown is that of the American Funds International Fund -Class 1 (Master Fund) adjusted to reflect the estimated fees and expenses of the LVIP American International Fund (Feeder Fund) shown in the fees and expenses table above.


Investment Adviser


The fund operates as a "feeder fund" which means it invests all of its assets in the Master Fund, which is a separate mutual fund. The Master Fund is a series of American Funds Insurance Series.

Feeder Fund Investment Adviser: Lincoln Investment Advisors Corporation

Master Fund Investment Adviser: Capital Research Management CompanySM




Portfolio Manager(s) of Master Fund   Company Title                                              Experience w/Master Fund
------------------------------------- ---------------------------------------------------------- -------------------------
Sung Lee                              Senior Vice President, Capital Research Global Investors   Since 2005
Christopher M. Thomsen                Senior Vice President, Capital Research Global Investors   Since 2006
Jesper Lyckeus                        Senior Vice President, Capital Research Global Investors   Since 2007



Tax Information

The fund intends to make distributions to shareholders that may be taxed as ordinary income or capital gains. Since all the shares of the fund sold through variable annuity contracts or variable life insurance contracts (variable contracts) are owned directly or indirectly by Lincoln Life, LNY and other unaffiliated insurance companies, this prospectus does not discuss the federal income tax consequence at the contract owner level. For information concerning the federal income tax consequences to owners of variable contracts, see the prospectus for the variable contracts.


Payments to Insurance Companies, Broker-Dealers and other Financial
Intermediaries

Shares of the fund are available only through the purchase of variable contracts issued by certain life insurance companies. Parties that are related to the fund (such as the fund's principal underwriter or investment adviser) may pay such insurance companies (or their related companies) for the sale of shares of the fund and related services. These payments may create a conflict of interest and may influence the insurance company to include a fund as an investment option in its variable contracts. Such insurance companies (or their related companies) may pay broker-dealers or other financial intermediaries (such as banks) for the sale and retention of variable contracts which offer fund shares. These payments may create a conflict of interest by influencing the broker-dealers or other financial intermediaries to recommend variable contracts which offer fund shares. The prospectus or other disclosure documents for the variable contracts may contain additional information about these payments.



LVIP American International Fund                                             3


Investment Objective and Principal Investment Strategies

The investment objective of the LVIP American International Fund is capital appreciation. This objective is non-fundamental and may be changed without shareholder approval.


The fund operates as a "feeder fund" which means that the fund does not buy investment securities directly. Instead, it invests all of its assets in a separate mutual fund (Master Fund), which in turn purchases investment securities. The fund has essentially the same investment objective and strategies as its corresponding Master Fund. The Master Fund is a fund of American Funds Insurance Series

The fund invests all of its assets in Class 1 shares of the Master Fund, the International Fund, a series of American Funds Insurance Series. The Master Fund has not adopted a Plan of Distribution or 12b-1 Plan for Class 1 shares. The investment objective of the Master Fund is long-term growth of capital. The Master Fund invests primarily in common stocks of companies located outside the United States. The Master Fund may invest a portion of its assets in common stocks and other securities of companies in countries with developing economies and/or markets.

The Master Fund relies on the professional judgment of its investment adviser, Capital Research and Management Company, to make decisions about the portfolio investments to be purchased for the Master Fund. The basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent above-average, long-term investment opportunities. The investment adviser believes that an important way to accomplish this is through fundamental analysis, which may include meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when the investment adviser believes that they no longer represent relatively attractive investment opportunities.


In response to market, economic, political or other conditions, the fund may temporarily use a different investment strategy for defensive purposes. If the fund does so, different factors could affect fund performance and the fund may not achieve its investment objective.

For additional information regarding the principal investment strategies of the Master Fund, please refer to the Master Fund Prospectus. The prospectus for the Master Fund is delivered together with this prospectus.



Principal Risks

Investments in securities involves the risk that the value of the securities purchased will fluctuate. These fluctuations could cause the value of the fund's security investments and, therefore, the value of the fund's shares held under your contract to fluctuate, and you could lose money.


The prices of securities held by the fund may decline in response to certain events, including, for example, those directly involving the companies whose securities are owned by the fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate, and commodity fluctuations. For example, increases in the prices of basic commodities, such as oil or grains, can negatively impact the value of stocks of certain companies. The growth-oriented, equity-type securities generally purchased by the fund may involve large price swings and potential for loss.


Investments in securities issued by entities based outside the United States involves risks resulting from the reduced availability of public information and that foreign issuers generally are not subject to uniform accounting, auditing, financial reporting and legal standards and practices comparable to those applicable to U.S. issuers; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; currency exchange rates; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. Accordingly, the fund's foreign securities may be less liquid, and their prices may be more volatile than comparable investments in securities of U.S. issuers. Foreign brokerage commissions and custodian fees are generally higher than in the U.S.


Investing in countries with developing economies and/or markets generally involves risks in addition to and greater than those generally associated with investing in developed countries. For instance, developing countries may have less developed legal and accounting systems. The governments of these countries may be more unstable and likely to impose capital controls, nationalize a company or industry, place restrictions on foreign ownership and on withdrawing sale proceeds of securities from the country, and/or impose punitive taxes that could adversely affect security prices. In addition, the economies of these countries may be dependent on relatively few industries that are more susceptible to local and global changes. Securities markets in these countries are also relatively small and have substantially lower trading volumes. As a result, securities issued in these countries may be more volatile and less liquid than securities issued in countries with more developed economies or markets.



Management and Organization


The fund's business and affairs are managed under the direction of their board of trustees. The board of trustees has the power to amend the fund's bylaws, to declare and pay dividends, and to exercise all the powers of the fund except those granted to the shareholders.


Manager of Managers: The fund employs a "manager of managers" structure. In this regard, the fund has received an exemptive order from the SEC (Release Nos. IC-27512 and 29197) to permit the fund's investment adviser, without further shareholder approval,



4

to enter into and materially amend the sub-advisory agreement with its sub-adviser upon approval of the Trust's Board of Trustees. The SEC order is subject to certain conditions. For example, within ninety days of the hiring of any new sub-adviser, shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, the fund's adviser will not enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. The adviser has ultimate responsibility (subject to Board oversight) to oversee the sub-adviser and to recommend their hiring, termination, and replacement.

Investment Adviser: Lincoln Investment Advisors Corporation (LIA) is the investment adviser to the fund. LIA is a registered investment adviser and wholly-owned subsidiary of Lincoln National Corporation (LNC). LIA's address is One Granite Place, Concord, NH 03301. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years.

LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services.


The Trust has entered into an Investment Management Agreement with LIA. If the fund invests all of its assets in an investment company, LIA does not charge an investment advisory fee. The fund anticipates investing substantially all of its assets in an investment company, namely, the Master Fund. If the fund ceased to operate in the Master-Feeder structure, LIA upon the approval of the Board, would provide the fund with investment advisory services, either directly or with a sub-adviser, and would receive an investment advisory fee.

The Investment Adviser to the Master Fund and its total annual management fee for the most recently completed fiscal year, and portfolio managers are shown below:





Master Fund Adviser    Capital Research and Management Company ("CRMC"), 333 South Hope Street, Los Angeles, California
                       90071, is the investment adviser to the Master Fund and other mutual funds, including the American
                       Funds (Reg. TM). CRMC, an experienced investment management organization founded in 1931, is wholly owned
                       subsidiary of The Capital Group Companies, Inc. As of December 31, 2009, CRMC had $1,034.8 billion in assets under management.
Master Fund Total
Annual Management      International Fund: 0.54% of average daily net assets. Please see the financial highlights table in the
                       Mas-
Fee                    ter Fund's Prospectus or its annual report for details.
Portfolio Manager(s)   CRMC uses a system of multiple portfolio counselors in managing mutual fund assets. under this approach, the portfolio of the Master Fund is divided into segments which are managed by individual counselors. Counselors decide how their respective segments will be invested, within the limits provided by the Master Fund's objective(s), policies and restrictions and the oversight of the appropriate investment
                       related committees of CRMC and its investment divisions. In addition, CRMC's research professionals may make investment decisions with respect to a portion of a Master Fund's portfolio.



The portfolio counselors who are primarily responsible for the day-to-day management of the Master Fund are listed below:




Portfolio Manager                       Primary Title
(Fund Title, if Applicable)       With CRMC (or Affiliate)
----------------------------- --------------------------------
Sung Lee (Vice President)     Senior Vice President, Capital
                              Research Global Investors
Christopher M. Thomsen        Senior Vice President, Capital
                              Research Global Investors
Jesper Lyckeus                Senior Vice President, Capital
                              Research Global Investors



                                                                                                 Approximate Years
                                                                                                   of Experience
                                                                                                       as an
                                                                                                     Investment
                                   Years of Experience as            Portfolio Manager's            Professional
                                      Portfolio Manager                  Role in the           ----------------------
Portfolio Manager                (and Research Professional,            Management of             With CRMC     Total
(Fund Title, if Applicable)     if Applicable (approximate))           the Master Fund          or Affiliates   Years
----------------------------- -------------------------------- ------------------------------- --------------- ------
Sung Lee (Vice President)     4 years                          An equity portfolio counselor         16          16
Christopher M. Thomsen        3 years                          An equity portfolio counselor         13          13
Jesper Lyckeus                3 year (plus 8 years prior       An equity portfolio counselor         15          15
                              experience as a research pro-
                              fessional for the Master Fund)


The fund may have a name, investment objective and investment policy that is very similar to certain publicly available mutual funds. The fund will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the fund, different fees, and different asset levels.


A discussion regarding the basis for the Board of Trustees' approval of the investment advisory contract for the fund will be available in the semi-annual report to shareholders for the six-month period ended June 30, 2010.



                                                                               5

Pricing of Fund Shares

The fund determines its net asset value per share (NAV) as of close of regular trading (normally 4:00 p.m., New York time) on the New York Stock Exchange
(NYSE) on each day the NYSE is open for trading. The fund determines its NAV by:
  o adding the values of all securities investments and other assets;
  o subtracting liabilities (including dividends payable); and

  o dividing by the number of shares outstanding.

In certain circumstances such as when market quotations are not readily available for one or more portfolio securities, the fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the Trust's board of trustees. When the fund uses fair value pricing, it may take into account any factors it deems appropriate. The price of securities used by the fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.

Because the fund's principal investment is shares of the Master Fund, the NAV of the Master Fund's shares will be included as part of the calculation of the NAV for the fund. Because the fund has its own charges and expenses, the NAV of the fund and the NAV of the Master Fund will not be the same.

The Master Funds have adopted procedures for making "fair value" determinations if market quotations are not readily available or are not considered reliable. For example, if events occur between the close of markets outside the United States and the close of regular trading on the New York Stock Exchange that, in the opinion of the investment adviser, materially affect the value of any of the securities in the funds' portfolio that principally trade in those international markets, those securities will be valued in accordance with fair value procedures. For more information regarding the determination of NAV of the Master Fund including circumstances under which the Master Fund will use fair value pricing and the effects of using fair value pricing, see the Master Fund's Prospectus and SAI.



Purchase and Sale of Fund Shares


The fund sells its shares directly or indirectly to The Lincoln National Life Insurance Company (Lincoln Life), Lincoln Life & Annuity Company of New York
(LNY), and other unaffiliated insurance companies. The insurance companies hold the fund shares in separate accounts (variable accounts) that support various variable annuity contracts and variable life insurance contracts.


The fund sells and redeems its shares, without charge, at their NAV next determined after the fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost.

The fund normally pays for shares redeemed within seven days after the fund receives the redemption request. However, a fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a fund's disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of fund shareholders.

LIA and its affiliates, including Lincoln Financial Distributors, Inc. ("LFD") and/or the fund's sub-adviser, may pay additional compensation (at their own expense and not as an expense of the fund) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, "financial intermediaries") in connection with the sale or retention of fund shares or insurance products that contain the fund and/or shareholder servicing ("distribution assistance"). The level of payments made to a qualifying financial intermediary in any given year will vary. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries.

If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of the fund's shares, as such payments are not made from fund assets.

For more information, please see the Statement of Additional Information.


Market Timing

Frequent, large, or short-term transfers among the funds, such as those associated with "market timing" transactions, may adversely affect the funds and their investment returns. Such transfers may dilute the value of fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As a result, the funds discourage such trading activity. The risks of frequent trading are more pronounced for funds investing a substantial percentage of assets in overseas


6

markets. This is due to the time differential in pricing between U.S. and overseas markets, which market timers attempt to use to their advantage. As an effort to protect our fund investors and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the fund's board of trustees (the "Market Timing Procedures").

The fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. The fund will exercise this right if, among other things, an investor's trading, in the judgment of the fund, has been or may be disruptive to any fund. In making this judgment, a fund may consider trading done in multiple accounts under common ownership or control.

The fund has entered into an agreement with each insurance company that holds fund shares to help detect and prevent market timing in the fund's shares. The agreement generally requires such insurance company to (i) provide, upon request by the fund, certain identifying and account information regarding contract owners who invest in fund shares through the omnibus account; and (ii) execute instructions from the fund to restrict further purchases or exchanges of fund shares by a contract owner who the fund has identified as a market timer.

The fund may rely on frequent trading policies established by insurance companies that hold shares of the fund in separate accounts to support the insurance contracts. In the event the fund detects potential market timing, the fund will contact the applicable insurance company. In addition to any action taken by the applicable insurance company in response to such market timing activity, the fund may request that the insurance company take additional action, if appropriate, based on the particular circumstances.

Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of fund investors determined to be engaged in such transfer activity that may adversely affect other fund investors involves judgments that are inherently subjective.

As a result of these noted limitations, there is no guarantee that the fund will be able to identify possible market timing activity or that market timing will not occur in the fund. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the fund. This may result in lower long-term returns for your investments.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by the fund in the future.

For information on the Master Fund's frequent trading procedures, please see the Master Fund's prospectus and SAI.

Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.


Portfolio Holdings Disclosure

A description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's Statement of Additional Information.


Share Classes and Distribution Arrangements

The fund offers one class of shares: Service Class II. The Service Class II shares are subject to a distribution (Rule 12b-1) fee.


Distribution Policy and Federal Income Tax Considerations


The fund intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code, which requires annual distributions of net investment income and net capital gains to shareholders. Distributions may not be paid in the year income or gains are earned by the fund. The fund may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional fund shares of the same class of the fund at no charge.

Since all the shares of the fund sold through variable annuity contracts or variable life insurance contracts (variable contracts) are owned directly or indirectly by Lincoln Life, LNY and other unaffiliated insurance companies, this prospectus does not discuss the federal income tax consequence at the contract owner level. For information concerning the federal income tax consequences to owners of variable contracts, see the prospectus for the variable contracts.



                                                                               7

Financial Highlights

The fund was not available for investment as of the date of this Prospectus. As a result there are no financial highlights available for this fund.


8

General Information
You may examine the registration statements for this fund at the SEC in Washington, D.C. Statements made in the prospectus about any variable annuity contract, variable life insurance contract, or other document referred to in a contract, are not necessarily complete. In each instance, we refer you to the copy of that contract or other document filed as an exhibit to the related registration statement. We qualify each statement in all respects by that reference.

The use of the fund by both annuity and life insurance variable accounts is called mixed funding. Due to differences in redemption rates, tax treatment, or other considerations, the interests of contract owners under the variable life accounts may conflict with those of contract owners under the variable annuity accounts. Violation of the federal tax laws by one variable account investing in the fund could cause the contracts funded through another variable account to lose their tax-deferred status, unless remedial action was taken. The fund's board of trustees will monitor for any material conflicts and determine what action, if any, the fund or a variable account should take.

A conflict could arise that requires a variable account to redeem a substantial amount of assets from the fund. The redemption could disrupt orderly portfolio management to the detriment of those contract owners still investing in the fund. Also, the fund could determine that it has become so large that its size materially impairs investment performance. The fund would then examine its options.


You can find additional information in the fund's statement of additional information (SAI), which is on file with the SEC. The fund incorporates its SAI, dated April 30, 2010, into its prospectus. Additional information regarding the Master Fund is set forth in the Master Fund's statement of additional information (SAI). The fund will provide a free copy of its SAI and the Master Fund's SAI upon request.


You can find further information about the fund's investments in the fund's annual and semi-annual reports to shareholders, when available. The annual report discusses the market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year. The fund will provide a free copy of its annual and semi-annual report upon request, when available.

The Trust will issue unaudited semi-annual reports showing current investments and other information; and annual financial statements audited by the Trust's independent auditors. For an SAI, annual or semi-annual report, either write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). Also call this number to request other information about the fund, or to make inquiries. The Trust does not maintain an internet website.

You can review and copy information about the fund (including the SAI) at the SEC's public reference room in Washington, D.C. You can get information on the operation of the public reference room by calling the SEC at 1-202-551-8090. You can also get reports and other information about the fund on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. You can get copies of this information, after paying a duplicating fee, by writing the SEC Public Reference Section, Washington, D.C. 20549-0102, or by electronic request at the following e-mail address: publicinfo@sec.gov.


                            SEC File No: 811-08090

Lincoln Variable Insurance Products Trust

          LVIP American Global Growth Fund
          LVIP American Global Small Capitalization Fund
          LVIP American Growth Fund
          LVIP American Growth-Income Fund
          LVIP American International Fund



     1300 South Clinton Street
     Fort Wayne, Indiana 46802

     Statement of Additional Information April 30, 2010




This Statement of Additional Information (SAI), which is not a prospectus, provides more information about certain series - referred to as "funds" - of Lincoln Variable Insurance Products Trust. The funds indicate the funds named in the above caption. Each fund offers Service Class II shares.


This SAI should be read in conjunction with the funds' prospectus dated April 30, 2010. You may obtain a copy of the funds' prospectus or a fund's annual report on request and without charge. Please write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801 or call 1-800-4LINCOLN (454-6265).

April 30, 2010


                      [THIS PAGE INTENTIONALLY LEFT BLANK]

Table of Contents




Item                                                            Page
Description of the Trust and the Funds                           4
Master Feeder Structure                                          4
Fundamental Investment Restrictions                              4
Additional Investment Strategies and Risks                       5
Portfolio Transactions and Brokerage                             9
Portfolio Turnover                                              10
Trustees and Officers                                           10
Investment Adviser and Sub-Advisers                             15
Portfolio Managers - Master Funds                               18
 Other Accounts Managed                                         18
 Other Accounts Managed with Performance-Based Advisory Fees    18
 Material Conflicts of Interest                                 19
Principal Underwriter                                           19
Administration Agreement                                        19
Accounting Agreement                                            19
Code of Ethics                                                  20
Description of Shares                                           20
Control Persons and Principal Holders of Securities             20
Rule 12b-1 Plan                                                 21
Revenue Sharing                                                 21
Valuation of Portfolio Securities                               22
Portfolio Holdings Disclosure                                   22
Purchase and Redemption Information                             23
Custodian and Transfer Agent                                    23
Independent Registered Public Accounting Firm                   24
Financial Statements                                            24
Taxes                                                           24
APPENDIX A                                                      25


                                                                               3

Description of the Trust and the Funds
Lincoln Variable Insurance Product Trust (the Trust), a Delaware statutory trust formed on February 1, 2003, is an open-end management investment company. Each fund's investment objective and certain investment restrictions are not fundamental and can be changed without the affirmative vote of a majority of the outstanding voting securities of the fund. There can be no assurance that the objective of a fund will be achieved. Each of the funds is diversified within the meaning of the Investment Company Act of 1940 (1940 Act). References to adviser in this SAI include both Lincoln Investment Advisors Corporation
(LIA) and a fund's sub-adviser unless the context otherwise indicates.



Master Feeder Structure
Each fund described in this SAI operates as a "feeder fund" which means that the fund does not buy investment securities directly. Instead, it invests in a "Master Fund" which in turn purchases investment securities. Each fund has essentially the same investment objective and limitations as its Master Fund. Each Master Fund is a series of American Funds Insurance Series ("American Funds"). Each fund will purchase Class 1 shares of the corresponding Master Fund as set forth below:



         Feeder Fund                                        American Funds Master Fund
         LVIP American Global Growth Fund                   Global Growth Fund (Class 1 Shares)
         LVIP American Global Small Capitalization Fund     Global Small Capitalization Fund (Class 1 Shares)
         LVIP American Growth Fund                          Growth Fund (Class 1 Shares)
         LVIP American Growth-Income Fund                   Growth-Income Fund (Class 1 Shares)
         LVIP American International Fund                   International Fund (Class 1 Shares)

As a shareholder in a Master Fund, a fund bears its ratable share of the Master Fund's expenses including advisory and administration fees. A fund may withdraw its entire investment from a Master Fund at any time the Trust's Manager, subject to approval of the Board of Trustees, decides it is in the best interest of the shareholders of the fund to do so.

The Board of Trustees of the Master Fund formulates the general policies of each Master Fund and meets periodically to review each Master Fund's performance, monitor investment activities and practices and discuss other matters affecting each Master Fund.

The investment adviser for the Master Funds is Capital Research and Management Company ("CRMC"), an investment management organization founded in 1931. CRMC is a wholly-owned subsidiary of The Capital Group Companies, Inc. In addition to selling its shares to a fund, each Master Fund has and may continue to sell its shares to insurance company separate accounts, other mutual funds or other accredited investors ("Interestholders"). The expenses and, correspondingly, the returns of other Interestholders in a Master Fund may differ from those of the corresponding feeder fund.

The Statement of Additional Information for the Master Funds is delivered together with this SAI.



Fundamental Investment Restrictions
The funds have adopted certain fundamental policies and investment restrictions which may not be changed without a majority vote of a fund's outstanding shares. Such majority is defined in the 1940 Act as the vote of the lesser of
(1) 67% or more of the outstanding voting securities present at a meeting, if the holders of more than 50% of the outstanding voting securities are present in person or by proxy, or (2) more than 50% of the outstanding voting securities. For purposes of the following restrictions: (a) all percentage limitations apply immediately after the making of an investment; and (b) any subsequent change in any applicable percentage resulting from market fluctuations does not require elimination of any security from the portfolio.

Each fund may not:

1. Make investments that will result in the concentration (as that term may be defined in the 1940 Act, any rule or order thereunder, or official interpretation thereof) of its investments in the securities of issuers primarily engaged in the same industry, provided that this restriction does not limit the fund from investing in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, or in tax-exempt securities or certificates of deposit.

2. Borrow money or issue senior securities, except as the 1940 Act, any rule or order thereunder, or official interpretation thereof, may permit.

3. Underwrite the securities of other issuers, except that the fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the Securities Act of 1933.


4

4. Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the fund from investing in issuers which invest, deal, or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein.

5. Purchase or sell physical commodities, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the fund from investing in securities that are secured by physical commodities or engaging in transactions involving financial commodities, such as financial options, financial futures contracts, options on financial futures contracts, and financial forward contracts.

6. Make loans of any security or make any other loan if, as a result, more than 33 1-3% of its total assets would be lent to other parties, provided that this limitation does not apply to purchases of debt obligations, to repurchase agreements, and to investments in loans, including assignments and participation interests.

7. With respect to 75% of its total assets, invest in a security if, as a result of such investment: (a) more than 5% of its total assets would be invested in the securities of any one issuer or (b) the fund would hold more than 10% of the outstanding voting securities of any one issuer; except that these restrictions do not apply to (i) securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities or
   (ii) securities of other investment companies.



Additional Investment Strategies and Risks
Master Funds. The investment techniques and associated risks of each Master Fund are described in the prospectus and statement of additional information for the Master Funds.

Feeder Funds. The prospectus discusses each fund's principal investment strategies used to pursue the fund's investment objective and the risks of those strategies. The following supplements the discussion in the funds' prospectus and in the Master Funds' prospectus and statement of additional information of the investment strategies, policies and risk of each fund and its Master Fund. Because a fund invests all of its assets in a Master Fund, it only holds a beneficial interest in shares of the Master Fund. Each Master Fund invests directly in individual securities of other issuers. These investment strategies and policies are not fundamental and may be changed without approval of the shareholders of the funds. The statement of additional information for the Master Funds is delivered together with this SAI.

Unless otherwise stated in the prospectus, many investment strategies and techniques are discretionary. That means the fund's adviser may elect to engage or not engage in the various strategies and techniques at its sole discretion. Investors should not assume that any particular discretionary investment technique or strategy will be employed at all times, or ever employed.


Investment Strategies and Risks Applicable to Funds


Foreign Investments. Foreign investments can involve significant risks in addition to the risks inherent in U.S. investments. The value of securities denominated in or indexed to foreign currencies, and of dividends and interest from such securities, can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Foreign securities markets generally have less trading volume and less liquidity than U.S. markets, and prices on some foreign markets can be highly volatile. Many foreign countries lack uniform accounting and disclosure standards comparable to those applicable to U.S. companies, and it may be more difficult to obtain reliable information regarding an issuer's financial condition and operations. In addition, the costs of foreign investing, including withholding taxes, brokerage commissions and custodial costs, are generally higher than for U.S. investments.


Foreign markets may offer less protection to investors than U.S. markets. Foreign issuers, brokers, and securities markets may be subject to less government supervision. Foreign security trading practices, including those involving the release of assets in advance of payment, may involve increased risks in the event of a failed trade or the insolvency of a broker-dealer, and may involve substantial delays. It may also be difficult to enforce legal rights in foreign countries.

Investing abroad also involves different political and economic risks. Foreign investments may be affected by actions of foreign governments adverse to the interests of U.S. investors, including the possibility of expropriation or nationalization of assets, confiscatory taxation, restrictions on U.S. investment or on the ability to repatriate assets or convert currency into U.S. dollars or other government intervention. There may be a greater possibility of default by foreign governments or foreign government-sponsored enterprises. Investments in foreign countries also involve a risk of local political, economic or social instability, military action or unrest or adverse diplomatic developments. There is no assurance that the adviser will be able to anticipate these potential events or counter their effects.


Investing in securities of issuers located in countries considered to be emerging markets involves additional risks. While emerging market countries may change over time depending on market and economic conditions, at present the fund believes that emerging market countries include every country in the world except Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Japan, Luxembourg, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. The considerations noted previously generally are intensified for investments in emerging market countries. Emerging market countries may have relatively unstable governments, economies based on only a few industries and



                                                                               5

securities markets that trade a small number of securities. Securities of issuers located in these countries tend to have volatile prices and may offer significant potential for loss as well as gain.

In addition to investing directly in equity securities, the funds may invest in American Depositary Receipts (ADRs), European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs). Generally, ADRs in registered form are U.S. dollar denominated securities designed for use in the U.S. securities markets, which represent and may be converted into the underlying foreign security. EDRs are typically issued in bearer form and are designed for use in the European securities markets. GDRs are designed for use in the global securities markets. Depositary receipts involve many of the same risks of investing directly in foreign securities, including currency risks and risks of foreign investing. Depositary receipts may be sponsored or unsponsored. Issuers of the stock of unsponsored ADRs, EDRs and GDRs are not obligated to disclose material information in the United States and, therefore, there may not be an accurate correlation between such information and the market value of such depositary receipts.

High Yield Fixed Income Securities. Debt securities rated below investment grade by the primary rating agencies (bonds rated Ba or lower by Moody's or BB or lower by S&P, or their equivalents from other nationally recognized rating agencies) constitute lower-rated fixed income securities (commonly referred to as high yield bonds). See Appendix A to the SAI for a description of these ratings. Unrated bonds or bonds with split ratings are included in this limit if the adviser determines that these securities have the same characteristics as non-investment-grade bonds.


High yield bonds involve a higher degree of credit risk, that is, the risk that the issuer will not make interest or principal payments when due. In the event of an unanticipated default, a fund would experience a reduction in its income, and could expect a decline in the market value of the securities affected. More careful analysis of the financial condition of each issuer of high yield bonds is necessary. During an economic downturn or substantial period of rising interest rates, issuers of high yield bonds may experience financial stress which would adversely affect their ability to honor their principal and interest payment obligations, to meet projected business goals, and to obtain additional financing.


The market prices of high yield bonds are generally less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic or political changes, or in the case of corporate issuers, to individual corporate developments. Periods of economic or political uncertainty and change can be expected to result in volatility of prices of high yield bonds. High yield bonds also may have less liquid markets than higher-rated securities, and their liquidity as well as their value may be negatively affected by adverse economic conditions. Adverse publicity and investor perceptions as well as new or proposed laws may also have a negative impact on the market for high yield bonds.

The market for high yield bonds may be less active than that for higher-rated debt securities, which may make it difficult to value these securities. If market quotations are not available, high yield bonds will be valued in accordance with procedures established by the board of trustees, including the use of outside pricing services. Judgment plays a greater role in valuing high yield bonds than is the case for securities for which more external sources for quotations and last-sale information are available.


Short Sales. Stocks underlying a fund's convertible security holdings can be sold short. For example, if the adviser anticipates a decline in the price of the stock underlying a convertible security held by a fund, it may sell the stock short. If the stock price subsequently declines, the proceeds of the short sale could be expected to offset all or a portion of the effect of the stock's decline on the value of the convertible security. A fund may hedge no more than 15% of its total assets with short sales on equity securities underlying its convertible security holdings under normal circumstances.

A fund will be required to segregate securities equivalent in kind and amount to those sold short (or securities convertible or exchangeable into such securities) and will be required to hold them aside while the short sale is outstanding. A fund will incur transaction costs, including interest expenses, in connection with opening, maintaining, and closing short sales.


Stock Index Futures . A stock index futures contract does not require the physical delivery of securities, but merely provides for profits and losses resulting from changes in the market value of the contract to be credited or debited at the close of each trading day to the respective accounts of the parties to the contract. On the contract's expiration date, a final cash settlement occurs and the futures positions are simply closed out. Changes in the market value of a particular stock index futures contract reflect changes in the specified index of equity securities on which the future is based. Stock index futures may be used to hedge the equity portion of a Portfolio's securities portfolio with regard to market risk (involving the market's assessment of over-all economic prospects), as distinguished from stock-specific risk (involving the market's evaluation of the merits of the issuer of a particular security). By establishing an appropriate "short" position in stock index futures, a Portfolio may seek to protect the value of its portfolio against an overall decline in the market for equity securities. Alternatively, in anticipation of a generally rising market, a Portfolio can seek to avoid losing the benefit of apparently low current prices by establishing a "long" position in stock index futures and later liquidating that position as particular equity securities are in fact acquired. To the extent that these hedging strategies are successful, a Portfolio will be affected to a lesser degree by adverse overall market price movements, unrelated to the merits of specific portfolio equity securities, than would otherwise be the case.


Mortgage-Related Securities . Mortgage-related securities are issued by government and non-government entities such as banks, mortgage lenders, or other institutions. A mortgage-related security is an obligation of the issuer backed by a mortgage or pool of mortgages or a direct interest in an underlying pool of mortgages. Some mortgage-related securities make payments of both principal



6

and interest at a range of specified intervals; others make semiannual interest payments at a predetermined rate and repay principal at maturity (like a typical bond). Mortgage-related securities are based on different types of mortgages, including those on commercial real estate or residential properties. Stripped mortgage-related securities are created when the interest and principal components of a mortgage-related security are separated and sold as individual securities. In the case of a stripped mortgage-related security, the holder of the "principal-only" security (PO) receives the principal payments made by the underlying mortgage, while the holder of the "interest-only" security (IO) receives interest payments from the same underlying mortgage.


Mortgage-related securities include collaterized mortgage obligations (CMOs) and real estate mortgage investment conduits (REMICs). CMOs are mortgage-backed bonds whose underlying value is the mortgages that are collected into different pools according to their maturity. CMOs are issued by U.S. government agencies and private issuers. REMICs are privately issued mortgage-backed bonds whose underlying value is a fixed pool of mortgages secured by an interest in real property. Like CMOs, REMICs offer different pools according to the underlying mortgages' maturity. CMOs and REMICs issued by private entities - so-called "non-agency mortgage-backed securities" - are not collateralized by securities issued or guaranteed by the U.S. government, its agencies, or instrumentalities.


Fannie Maes and Freddie Macs are pass-through securities issued by Fannie Mae and Freddie Mac, respectively. Fannie Mae and Freddie Mac, which guarantee payment of interest and repayment of principal on Fannie Maes and Freddie Macs, respectively, are federally chartered corporations supervised by the U.S. Government that act as governmental instrumentalities under authority granted by Congress. Fannie Mae is authorized to borrow from the U.S. Treasury to meet its obligations. Fannie Maes and Freddie Macs are not backed by the full faith and credit of the U.S. Government.

The value of mortgage-related securities may change due to shifts in the market's perception of issuers and changes in interest rates. In addition, regulatory or tax changes may adversely affect the mortgage-related securities market as a whole. Non-government mortgage-related securities may offer higher yields than those issued by government entities, but also may be subject to greater price changes than government issues. Mortgage-related securities are subject to prepayment risk, which is the risk that early principal payments made on the underlying mortgages, usually in response to a reduction in interest rates, will result in the return of principal to the investor, causing it to be invested subsequently at a lower current interest rate. Alternatively, in a rising interest rate environment, mortgage-related security values may be adversely affected when prepayments on underlying mortgages do not occur as anticipated, resulting in the extension of the security's effective maturity and the related increase in interest rate sensitivity of a longer-term instrument (extension risk). The prices of stripped mortgage-related securities tend to be more volatile in response to changes in interest rates than those of non-stripped mortgage-related securities.

Asset-Backed Securities . Asset-backed securities represent interests in pools of mortgages, loans, receivables or other assets. Payment of interest and repayment of principal may be largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds, or other credit enhancements. Asset-backed security values may also be affected by other factors including changes in interest rates, the availability of information concerning the pool and its structure, the creditworthiness of the servicing agent for the pool, the originator of the loans or receivables, or the entities providing the credit enhancement. If the credit enhancement is exhausted, certificate holders may experience losses or delays in payment if the required payments of principal and interest are not made to the trust with respect to the underlying loans.

In addition, these securities may be subject to prepayment risk. Prepayment, which occurs when unscheduled or early payments are made on the underlying obligations, may shorten the effective maturities of these securities and may lower their total returns. Additionally, asset-backed securities are also subject to maturity extension risk. This is the risk that in a period of rising interest rates, prepayments may occur at a slower than expected rate, which may cause these securities to fluctuate more widely in response to changes in interest rates.


Delayed Delivery and When-Issued Securities and Forward Commitments . Each fund may purchase securities on a delayed delivery or when-issued basis and may purchase or sell securities on a forward commitment basis. When such transactions are negotiated, the price is fixed at the time of the commitment, but delivery and payment can take place a month or more after the date of the commitment. The securities so purchased are subject to market fluctuation and no interest accrues to the purchaser during this period. While a fund will only purchase securities on a when-issued, delayed delivery or forward commitment basis with the intention of acquiring the securities, the fund may sell the securities before the settlement date, if it is deemed advisable. At the time a fund makes the commitment to purchase securities on a when-issued or delayed delivery basis, the fund will record the transaction and thereafter reflect the value, each day, of such security in determining the net asset value of the fund. At the time of delivery of the securities, the value may be more or less than the purchase price. A fund will also segregate cash or liquid assets equal in value to commitments for such when-issued or delayed delivery securities; subject to this requirement, a fund may purchase securities on such basis without limit. An increase in the percentage of a fund's assets committed to the purchase of securities on a when-issued or delayed delivery basis may increase the volatility of the fund's net asset value. The board of trustees does not believe that a fund's net asset value or income will be adversely affected by its purchases of securities on such basis.

Swaps and Swaps-Related Products . A fund may enter into swaps, caps and floors on either an asset-based or liability-based basis, depending upon whether it is hedging its assets or its liabilities. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard swap transaction, two parties agree



                                                                               7


to exchange the returns (or differential in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, or in a "basket" of securities representing a particular index. An interest rate swap is a contract in which two parties exchange different types of interest payment streams, pegged to an underlying notional principal amount. The three main types of interest rate swaps are coupon swaps (fixed rate to floating rate in the same currency); basis swaps (one floating rate index to another floating rate index in the same currency); and cross-currency interest rate swaps (fixed rate in one currency to floating rate in another). A cap is a contract for which the buyer pays a fee, or premium, to obtain protection against a rise in a particular interest rate above a certain level. For example, an interest rate cap may cover a specified principal amount of a loan over a designated time period, such as a calendar quarter. If the covered interest rate rises above the rate ceiling, the seller of the rate cap pays the purchaser an amount of money equal to the average rate differential times the principal amount times one-quarter. A floor is a contract in which the seller agrees to pay to the purchaser, in return for the payment of a premium, the difference between current interest rates and an agreed (strike) rate times the notional amount, should interest rates fall below the agreed level (the floor). A floor contract has the effect of a string of interest rate guarantees.

The fund will usually enter into swaps on a net basis (i.e., the two payment streams are netted out, with the fund receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the fund's obligations over its entitlement with respect to each swap will be calculated on a daily basis and an amount of cash or liquid assets having an aggregate net asset value at least equal to the accrued excess will be segregated by the fund's custodian. If the fund enters into a swap on other than a net basis, it will segregate the full amount of its obligations, accrued on a daily basis, with respect to the swap. The fund will not enter into any interest rate swap, cap or floor transaction unless the unsecured senior debt or the claims-paying ability of the other party thereto is rated in one of the three highest credit rating categories of at least one nationally recognized statistical rating organization at the time of entering into such transaction. The adviser will monitor the creditworthiness of all counterparties on an ongoing basis. If there is a default by the other party to such a transaction, the fund will have contractual remedies pursuant to the agreements related to the transaction.

The use of swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio transactions. Whether the fund's use of swaps will be successful in furthering its investment objective will depend on a subadviser's ability to predict correctly whether certain types of investments are likely to produce greater returns than other investments. Swaps are generally considered illiquid and may be aggregated with other illiquid positions for purposes of the limitation on illiquid investments.

There is no limit on the amount of swap transactions that may be entered into by the fund. These transactions may in some instances involve the delivery of securities or other underlying assets by the fund or its counterparty to collateralize obligations under the swap. Under the documentation currently used in those markets, the risk of loss with respect to swaps is limited to the net amount of the payments that the fund is contractually obligated to make. If the other party to a swap that is not collateralized defaults, the fund would risk the loss of the net amount of the payments that it contractually is entitled to receive. The fund may buy and sell (i.e., write) caps and floors without limitation, so long as it maintains a segregated account with cash or liquid assets having an aggregate net asset value at least equal to the full amount of its obligations accrued on a daily basis.

Rights and Warrants . Each fund may invest in rights and warrants which entitle the holder to buy equity securities at a specified price for a specific period of time. Rights and warrants do not entitle a holder to dividends or voting rights with respect to the securities which may be purchased, nor do they represent any rights to the assets of the issuing company. The value of a right or warrant may be more volatile than the value of the underlying securities. Also, their value does not necessarily change with the value of the underlying securities. Warrants can be a speculative instrument. The value of a warrant may decline because of a decrease in the value of the underlying stock, the passage of time or a change in perception as to the potential of the underlying stock or any other combination. If the market price of the underlying stock is below the exercise price set forth in the warrant on the expiration date, the warrant will expire worthless. Warrants generally are freely transferable and are traded on the major stock exchanges. Rights and warrants purchased by a fund which expire without being exercised will result in a loss to the fund.


Loans and Other Direct Debt Instruments . Direct debt instruments are interests in amounts owed by a corporate, governmental, or other borrowers to lenders or lending syndicates (loans and loan participations), to suppliers of goods or services (trade claims or other receivables), or to other parties. Direct debt instruments involve a risk of loss in case of default or insolvency of the borrower and may offer less legal protection to the purchaser in the event of fraud or misrepresentation.

Purchasers of loans and other forms of direct indebtedness depend primarily upon the creditworthiness of the borrower for payment of interest and repayment of principal. If scheduled interest or principal payments are not made, the value of the instrument may be adversely affected. Loans that are fully secured provide more protections than an unsecured loan in the event of the borrower's failure to make scheduled interest or principal payments. However, there is no assurance that the liquidation of collateral from a secured loan would satisfy the borrower's obligation, or that the collateral could be liquidated. Indebtedness of borrowers whose creditworthiness is poor involves substantially greater risks and may be highly speculative. Borrowers that are in bankruptcy or restructuring may never pay off their indebtedness, or may pay only a small fraction of the amount owed. Direct indebtedness of developing countries


8

also involves a risk that the governmental entities responsible for the repayment of the debt may be unable, or unwilling, to pay interest and repay principal when due.

Investments in loans through direct assignment of a financial institution's interests with respect to a loan may involve additional risks. For example, if a loan is foreclosed, the purchaser could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral. In addition, it is conceivable that under emerging legal theories of lender liability, a purchaser could be held liable as a co-lender. Direct debt instruments may also involve a risk of insolvency of the lending bank or other intermediary.

A loan is often administered by a bank or other financial institution that acts as agent for all holders. The agent administers the terms of the loan, as specified in the loan agreement. Unless, under the terms of the loan or other indebtedness, the purchaser has direct recourse against the borrower, the purchaser may have to rely on the agent to apply appropriate credit remedies against a borrower. If assets held by the agent for the benefit of a purchaser were determined to be subject to the claims of the agent's general creditors, the purchaser might incur certain costs and delays in realizing payment on the loan or loan participation and could suffer a loss of principal or interest.

Direct indebtedness may include letters of credit, revolving credit facilities, or other standby financing commitments that obligate purchasers to make additional cash payments on demand. These commitments may have the effect of requiring the fund to increase its investment in a borrower at a time when it would not otherwise have done so, even if the borrower's condition makes it unlikely that the amount will ever be repaid.


Temporary Defensive Strategies. In response to market, economic, political or other conditions, the funds may temporarily use a different investment strategy for defensive purposes. If the funds do so, different factors could affect fund performance and the funds may not achieve their investment objectives.


Lincoln National Corporation (LNC) Stock . LNC is a publicly-held insurance holding company organized under Indiana law. The funds are prohibited from purchasing securities issued by LNC or any affiliate thereof . Through its subsidiaries, LNC provides, on a national basis, insurance and financial services.

SEC Name Rule Requirement (LVIP American Global Small Capitalization Fund only). The fund's policy of normally investing at least 80% of its assets in equity securities of companies with small market capitalizations is a non-fundamental policy changeable only upon 60 days' prior notice to shareholders.



Portfolio Transactions and Brokerage
The brokerage commission for each of the funds is paid at the funds's Master Fund level. For information regarding portfolio brokerage of each Master Fund, see the Master Funds' statement of additional information which is delivered together with this SAI.

The following information in this section applies only if the funds do not purchase shares of the corresponding Master Fund.

The adviser and the sub-adviser of each fund are responsible for decisions to buy and sell securities and other investments for each fund, and for the selection of brokers and dealers to effect the transactions and the negotiation of brokerage commissions, if any. Purchases and sales of securities on an exchange are effected through brokers who charge a commission for their services. A particular broker may charge different commissions according to such factors as the difficulty and size of the transaction. Transactions in foreign securities generally involve the payment of fixed brokerage commissions, which are generally higher than those in the United States. There is generally no stated commission in the case of securities traded in the over-the-counter markets, but the price paid by the fund usually includes an undisclosed dealer commission or mark-up. In the U.S. Government securities market, securities are generally traded on a net basis with dealers acting as principal for their own accounts without a stated commission, although the price of the securities usually includes a profit to the dealer. In underwritten offerings, securities are purchased at a fixed price which includes an amount of compensation to the underwriter, generally referred to as the underwriter's concession or discount. On occasion, certain money market instruments may be purchased directly from an issuer, in which case no commission or discounts are paid.

The sub-adviser of each fund currently provides investment advice to a number of other clients. It will be the practice of each sub-adviser to allocate purchase and sale transactions among the fund and other clients whose assets are managed in such manner as is deemed equitable. In making such allocations among the major factors a sub-adviser considers are the investment objectives of the relevant fund, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment, the size of investment commitments generally held and the opinions of the persons responsible for managing the portfolios of the fund and other client accounts. Securities of the same issuer may be purchased, held, or sold at the same time by the fund or other accounts or companies for which a sub-adviser provides investment advice (including affiliates of a sub-adviser, as the case may be).


On occasions when a sub-adviser to a fund deems the purchase or sale of a security to be in the best interest of the fund, as well as its' other clients, the sub-adviser, to the extent permitted by applicable laws and regulations, may aggregate such securities to be sold



                                                                               9

or purchased for the fund with those to be sold or purchased for its' other clients in order to obtain best execution and lower brokerage commissions, if any. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the sub-adviser in the manner it considers to be most equitable and consistent with its fiduciary obligations to all such clients, including the fund. In some instances, the procedures may impact the price and size of the position obtainable for the fund.

In connection with effecting portfolio transactions, primary consideration will be given to securing the most favorable price and efficient execution. Within the framework of this policy, the reasonableness of commission or other transaction costs is a major factor in the selection of brokers and is considered together with other relevant factors, including financial responsibility, confidentiality (including trade anonymity), research and investment information and other services provided by such brokers. It is expected that,as a result of such factors, transaction costs charged by some brokers may be greater than the amounts other brokers might charge. The sub-adviser to a fund may determine in good faith that the amount of such higher transaction costs is reasonable in relation to the value of the brokerage and research services provided.

The Board of Trustees will review regularly the reasonableness of commissions and other transaction costs incurred from time to time, and, will receive reports regarding brokerage practices. The nature of the research services provided to each sub-adviser by brokerage firms varies from time to time but generally includes current and historical financial data concerning particular companies and their securities; information and analysis concerning securities markets and economic and industry matters; and technical and statistical studies and data dealing with various investment opportunities; and risks and trends, all of which the sub-adviser regards as a useful supplement of its own internal research capabilities.


Each sub-adviser may from time to time direct trades to brokers which have provided specific brokerage or research services for the benefit of the clients of the sub-adviser; in addition, each sub-adviser may allocate trades among brokers that generally provide superior brokerage and research services. Research services furnished by brokers are for the benefit of all the clients of the sub-adviser and not solely or necessarily for the benefit of the fund. Each sub-adviser believes that the value of research services received is not determinable and does not significantly reduce its expenses. A fund does not reduce its fee to any sub-adviser by any amount that might be attributable to the value of such services.



Purchases of Securities of "Regular" Brokers or Dealers

The funds did not hold any securities issued by their "regular" broker-dealers or the parent companies of their "regular" broker-dealers since the funds had not yet commenced operations as of the date of this SAI.


No Commissions to Finance Distribution

The Investment Company Act of 1940 permits a fund to use its selling brokers to execute transactions in portfolio securities only if the fund or its adviser has implemented policies and procedures designed to ensure that the selection of brokers for portfolio securities transactions is not influenced by considerations relating to the sale of fund shares. Accordingly, the funds maintain, among other policies, a policy that prohibits them from directing to a broker-dealer in consideration for the promotion or sale of fund shares: (a) fund portfolio securities transactions; or (b) any commission or other remuneration received or to be received from the funds' portfolio transactions effected through any other broker-dealer. The funds have also established other policies and procedures designed to ensure that a fund's brokerage commissions are not used to finance the distribution of fund shares.



Portfolio Turnover
Information concerning the Master Funds' portfolio turnover is described in the Master Funds' prospectus, which is delivered with the prospectus for the fund.



Trustees and Officers

The Board of Trustees oversees the management of each fund and elects the Trust's officers. The trustees have the power to amend the Trust's bylaws of each fund, to declare and pay dividends, and to exercise all the powers of the fund except those granted to the shareholders. The trustees hold their position until their successors are elected and qualify. The Trust's officers, who hold their positions until their successors are elected and qualify, are responsible for the day-to-day operations of the funds. Information pertaining to the trustees and executive officers of the Trust is set forth below. Trustees that are deemed "interested persons," as defined in the 1940 Act, are included in the table titled, "Interested Trustees." Trustees who are not interested persons are referred to as independent trustees. The trustees were re-elected at the Special Meeting of Stockholders of the funds on April 5, 2007 to serve until the next annual meeting, if any, or until their successors shall have been duly elected and qualified.

The term "Fund Complex" includes the 47 funds of the Trust.


10

                             Interested Trustees


                                                                                                Number of
                                                                                                 Funds in
                                                                          Principal                Fund
                          Position(s)        Term of Office             Occupation(s)            Complex       Other Board
Name, Address and          Held With         and Length of               During Past           Overseen by     Memberships
Year of Birth               the Fund          Time Served                 Five Years             Trustee     Held by Trustee
----------------------- --------------- ----------------------- ----------------------------- ------------- ----------------
Daniel R. Hayes*        Chairman,       Chairman since          Vice President, The Lincoln        47       N/A
Radnor Financial        President and   September 2009;         National Life Insurance
Center                  Trustee         President and Trustee   Company; Formerly: Senior
150 N. Radnor Chester                   since December 2008     Vice President, Fidelity
Road                                                            Investments
Radnor, PA 19087
YOB: 1957



* Daniel R. Hayes, currently Chairman and President of the Trust, is an interested person of the Trust by reason of his being an officer of Lincoln Life.




Independent Trustees



                          Position(s)       Term of Office
Name, Address and          Held With         and Length of
Year of Birth               the Fund          Time Served
------------------------ ------------- ------------------------
Michael D. Coughlin      Trustee       Trustee since April
1300 S. Clinton Street                 2007
Fort Wayne, IN 46802
YOB: 1942
Nancy L. Frisby          Trustee       Trustee since April
1300 S. Clinton Street                 1992.
Fort Wayne, IN 46802
YOB: 1941
Elizabeth S. Hager       Trustee       Trustee since April
1300 S. Clinton Street                 2007
Fort Wayne, IN 46802
YOB: 1944
Gary D. Lemon            Trustee       Trustee since February
1300 S. Clinton Street                 2006; formerly:
Fort Wayne, IN 46802                   Advisory Trustee since
YOB: 1948                              November 2004
Thomas D. Rath           Trustee       Trustee since April
1300 S. Clinton Street                 2007
Fort Wayne, IN 46802
YOB: 1945
Kenneth G. Stella        Trustee       Trustee since February
1300 S. Clinton Street                 1998.
Fort Wayne, IN 46802
YOB: 1943
David H. Windley         Trustee       Trustee since August
1300 S. Clinton Street                 2004.
Fort Wayne, IN 46802
YOB: 1943



                                                         Number of
                                                          Funds in
                                   Principal                Fund
                                 Occupation(s)            Complex            Other Board
Name, Address and                 During Past           Overseen by          Memberships
Year of Birth                      Five Years             Trustee          Held by Trustee
------------------------ ----------------------------- ------------- ---------------------------
Michael D. Coughlin      Management Consultant,             47       Merrimack County Savings
1300 S. Clinton Street   Owner of Michael D.                         Bank; Trustee of Merrimack
Fort Wayne, IN 46802     Coughlin Associates                         Bankcorp, MHC.
YOB: 1942
Nancy L. Frisby          Retired,Formerly: Senior           47                   N/A
1300 S. Clinton Street   Vice President and Chief
Fort Wayne, IN 46802     Financial Officer, Desoto
YOB: 1941                Memorial Hospital
Elizabeth S. Hager       State Representative, State        47                   N/A
1300 S. Clinton Street   of New Hampshire;
Fort Wayne, IN 46802     Executive Director, United
YOB: 1944                Way of Merrimack County
Gary D. Lemon            Professor of Economics             47                   N/A
1300 S. Clinton Street   and Management, DePauw
Fort Wayne, IN 46802     University
YOB: 1948
Thomas D. Rath           Managing Partner, Rath,            47       Associated Grocers of New
1300 S. Clinton Street   Young, and Pignatelli, P.C.                 England
Fort Wayne, IN 46802
YOB: 1945
Kenneth G. Stella        Retired; Formerly:                 47       Advisory Board of Harris
1300 S. Clinton Street   President Emeritus, Indiana                 Bank
Fort Wayne, IN 46802     Health Association,
YOB: 1943                Formerly: President,
                         Indiana Hospital & Health
                         Association
David H. Windley         Retired, Formerly: Director        47       N/A
1300 S. Clinton Street   of Blue & Co., LLC
Fort Wayne, IN 46802
YOB: 1943


                                                                              11

                        Officers Who Are Not Trustees



                                                                                                     Number of
                                                                                                      Funds in
                                                                                Principal               Fund
                             Position(s)          Term of Office              Occupation(s)           Complex       Other Board
Name, Address and             Held With           and Length of                During Past          Overseen by     Memberships
Year of Birth                 the Fund             Time Served                 Five Years             Trustee     Held by Trustee
------------------------ ------------------ ------------------------- ---------------------------- ------------- ----------------
Kevin J. Adamson         Second Vice        Second Vice President     Second Vice President,            N/A             N/A
1300 S. Clinton Street   President          since May 2006            Director of Funds
Fort Wayne, IN 46802                                                  Management, The Lincoln
YOB: 1966                                                             National Life Insurance
                                                                      Company; Formerly:
                                                                      Director of Financial
                                                                      Operations, Swiss Re/
                                                                      Lincoln Re
Diann L. Eggleston       Assistant Vice     Assistant Vice            Assistant Vice President,         N/A             N/A
1300 S. Clinton Street   President          President since March     Lincoln National
Fort Wayne, IN 46802                        2008                      Corporation
YOB: 1962
William P. Flory, Jr.    Chief Accounting   Chief Accounting          Second Vice President and         N/A             N/A
1300 S. Clinton Street   Officer and        Officer since May 2006;   Director of Separate
Fort Wayne, IN 46802     Second Vice        Second Vice President     Account Operations, The
YOB: 1961                President          since August 2007         Lincoln National Life
                                                                      Insurance Company
Kathleen S. Polston      Assistant          Assistant Treasurer       Assistant Vice President          N/A             N/A
1300 S. Clinton Street   Treasurer          since May 2006            and Assistant Treasurer,
Fort Wayne, IN 46804                                                  Director of Bank
YOB: 1957                                                             Relationship, The Lincoln
                                                                      National Life Insurance
                                                                      Company
Cynthia A. Rose          Secretary          Secretary since           Secretary; Lincoln VIP            N/A             N/A
1300 S. Clinton Street                      February 1995             Trust
Fort Wayne, IN 46802
YOB: 1954
Rise` C. M. Taylor       Treasurer, Vice    Treasurer since May       Vice President and                N/A             N/A
1300 S. Clinton Street   President          2006; Vice President      Treasurer, The Lincoln
Fort Wayne, IN 46802                        since August 2003         National Life Insurance
YOB: 1967                                                             Company; Vice President
                                                                      and Treasurer, Lincoln Life
                                                                      & Annuity Company of
                                                                      New York
David A. Weiss           Assistant Vice     Assistant Vice            Assistant Vice President,         N/A             N/A
One Granite Place        President          President since August    Funds Management
Concord, NH 03301                           2007                      Research, The Lincoln
YOB: 1976                                                             National Life Insurance
                                                                      Company; Formerly:
                                                                      Director, Funds
                                                                      Management Research;
                                                                      Mutual Fund/Securities
                                                                      Analyst; Senior Mutual
                                                                      Fund Analyst, Jefferson
                                                                      Pilot Corp.
John (Jack) A.           Chief              Chief Compliance          Vice President, Investment        N/A             N/A
Weston                   Compliance         Officer since May 2007    Advisor Chief Compliance
One Granite Place        Officer                                      Officer, The Lincoln
Concord, NH 03301                                                     National Life Insurance
YOB: 1959                                                             Company; Formerly:
                                                                      Treasurer, Jefferson Pilot
                                                                      Variable Fund, Inc.



Trustee Qualifications

The following is a brief description of the experience and attributes of each Trustee that led the Board to conclude that each Trustee is qualified to serve on the Trust's Board of Trustees.



12


Michael D. Coughlin. Mr. Coughlin has served as a Trustee of the Lincoln Variable Insurance Products Trust (the "Trust") since 2007. Mr. Coughlin previously served as a Director of the Jefferson Pilot Variable Fund, Inc.
(JPVF) since 1989, and as Chairman of JPVF since 2005. Mike is Owner of Michael
D. Coughlin Associates (General Management Consulting) and previously was President of Concord Litho Company, Inc. from 1985 to 1999. Mr. Coughlin's background includes Chairman or President roles in a number of companies and charitable organizations. He is currently a Trustee of Merrimack County Savings Bank. Through his experience, Mr. Coughlin is specifically qualified to advise the Board in management, financial and investment matters.

Nancy L. Frisby. Ms. Frisby has been a Trustee for the Trust since 1992. Ms. Frisby served as the Senior Vice President (since 2000) and Chief Financial Officer of the DeSoto Memorial Hospital, Arcadia, Florida from 1999 until her retirement in 2007. She previously served as Chief Financial Officer of Bascom Palmer Eye Institute at the University of Miami School of Medicine and the Chief Financial Officer of St. Joseph Medical Center, Fort Wayne, IN. Ms. Frisby is a member of the American Institute of Certified Public Accountants and the Indiana CPA Society. She is a former officer of the Fort Wayne Chapter of the Financial Executives Institute, and previously served as Board Chair of the Byron Health Center in Fort Wayne. Through her experience, Ms. Frisby brings leadership and financial insight as Chair of the Audit Committee.

Elizabeth S. Hager. Ms. Hager has served as Trustee of the Trust since 2007, and previously had served as a Director of the Jefferson Pilot Variable Fund, Inc. since 1989. Ms. Hager has served as the Executive Director of the United Way since 1996, and previously served as a State Representative for the State of New Hampshire, City Councilor and Mayor for the City of Concord, New Hampshire. Through her experience, Ms. Hager provides the Board with legislative, consumer and market insights.

Daniel R. Hayes. Mr. Hayes has served as President and Trustee of the Trust since 2008, and as Chairman of the Trust since 2009.Mr. Hayes joined Lincoln Financial Group as Head of Funds Management in 2008. Mr. Hayes also serves as President and Director of Lincoln Investment Advisors Corporation. Mr. Hayes previously served as Senior Vice President with Fidelity Investments, managing Fidelity's business and relationships with insurance companies. Prior to his employment with Fidelity, Mr. Hayes served as Vice President with Provident Mutual Life Insurance Company and as Vice President with Ameritas Financial. Mr. Hayes brings over twenty years of knowledge and experience in retirement, investment management, insurance, distribution, operations, marketing and business management.

Gary D. Lemon. Mr. Lemon has served as Advisory Trustee for the Trust since 2004 and a Trustee since 2006. Mr. Lemon has a Master's Degree and Ph.D in Economics. Since 1976, Mr. Lemon has been a Professor of Economics at DePauw University. Mr. Lemon currently is the Joseph Percival Allen III University Professor and is the Director of the McDermond Center for Management and Entrepreneurship. He has served on several committees and in various advisory roles in both the community and university settings. Through his experience, Mr. Lemon brings academic and investment insight as the Chair of the Investment Committee.

Thomas D. Rath. Mr. Rath has served as a Trustee of the Trust since 2007 and previously served as a Director of the Jefferson Pilot Variable Fund, Inc. since 1997. Mr. Rath, currently Chariman of Rath, Young and Pignatelli (Law
Firm), served as Managing Partner of the firm until 2006 and has been with the firm since 1987 when he founded it. Mr. Rath was previously Vice Chairman of Primary Bank, Chairman of Horizon Bank, and Attorney General of the State of New Hampshire. Through his experience, Mr. Rath brings a legal and legislative perspective to the Board.

Kenneth G. Stella. Mr. Stella has served as a Trustee of the Trust since 1998. Mr. Stella is President Emeritus of the Indiana Hospital Association, Indianapolis, Indiana, ("Association"). Mr. Stella served as the Chief Executive Officer for the Association from 1983 to 2007, providing executive management and leadership of all Association programs and services. Mr. Stella also serves as a Board Member of St. Vincent Health. Through his experience, Mr. Stella brings leadership and direction to the Board as the Lead Independent Trustee and Chair of the Nominating and Governance Committee.

David H. Windley. Mr. Windley has served as a Trustee of the Trust since 2004. Mr. Windley served as partner of the CPA firm of Blue & Co., LLC, from 1971 until his retirement in 2006, and worked as an auditor for healthcare, manufacturing, construction and various other industries. He was also a financial consultant to a number of different businesses. Through his experience, Mr. Windley provides accounting and business management insight to the Board.


Board Oversight

The primary responsibility of the Board of Trustees is to represent the interests of the shareholders of the Trust and to provide oversight of the management of the Trust. The Trust's day to day operations are managed by the Advisor and other service providers who have been approved by the Board. The Board is currently comprised of eight trustees, seven of whom are classified under the 1940 Act as "non-interested" persons of the Trust ("Independent Trustees") and one of whom is classified as an interested person of the Trust ("Interested Trustees"). An Interested Trustee serves as the Chairperson of the Board.

The Board has a Lead Independent Trustee that serves as the primary liaison between Trust management and the Independent Trustees. The Lead Independent Trustee is selected by the Independent Trustees and serves until a successor is selected. Mr. Stella currently serves as the Lead Independent Trustee. The Lead Independent Trustee is the Independent Trustee that is currently serving as the Chairperson of the Nominating and Governance Committee.



                                                                              13


Generally, the Board acts by majority vote of all the Trustees, including a majority vote of the Independent Trustees if required by applicable law. The Board has established three standing committees and has delegated certain responsibilities to those committees. The Board and its committees meet periodically throughout the year to oversee the Trust's activities, review the fund's financial statements, oversee compliance with regulatory requirements, and review performance. The Independent Trustees are represented by independent legal counsel at Board meetings.

As part of its general oversight of the Trust, the Board is involved in the risk oversight of the Trust. The Board/Investment Committee reviews the investment performance of the Funds with the Advisor at each of its regularly scheduled quarterly Board meetings. The Board also reviews fair valuation reports at the quarterly Board meetings. In addition, the Board must approve any material changes to a Fund's investment policies or restrictions. With respect to compliance matters, the Trust's Chief Compliance Officer provides the annual compliance report required by Rule 38a-1 under the 1940 Act, a quarterly report to the Board regarding the operation of the Trust's compliance policies and procedures and any material compliance issues that arose during the quarter and meets with the Audit Committee at its quarterly meeting. In addition, the Audit Committee oversees the Trust's accounting policies, financial reporting and internal control systems.

The Board considered the number of Funds in the Trust, the total assets of the Trust and the general nature of the Funds' investments and determined that its leadership structure is appropriate given the characteristics of the Trust.



Board Committees


The Board of Trustees has established an Audit Committee, which is responsible for overseeing the funds' financial reporting process on behalf of the Board of Trustees and for reporting the result of their activities to the board. The Audit Committee will assist and act as a liaison with the Board of Trustees in fulfilling the board's responsibility to shareholders of the funds and others relating to oversight of fund accounting, the funds' systems of control, the funds' process for monitoring compliance with laws and regulations, and the quality and integrity of the financial statements, financial reports, and audit of the funds. The members of the Audit Committee include independent trustees:
Nancy L. Frisby, Elizabeth S. Hager, and David H. Windley. The Audit Committee met four times during the last fiscal year.


Effective January 1, 2008, the board of trustees established an Investment Committee, which is responsible for overseeing underperforming or troubled funds and for performing certain contract renewal tasks as requested by the board. The members of the Investment Committee are: Michael D. Coughlin, Gary
D. Lemon and Thomas D. Rath. The Investment Committee met five times during the last fiscal year.

On February 23, 2004, the Board of Trustees established a Nominating and Governance Committee. The current members of the committee are: Nancy L. Frisby, Elizabeth S. Hager, Kenneth G. Stella and David H. Windley. The Nominating and Governance Committee is responsible for, among other things, the identification, evaluation and nomination of potential candidates to serve on the Board of Trustees. The Nominating and Governance Committee met twice during the last fiscal year. The Nominating and Governance Committee will accept shareholder trustee nominations. Any such nominations should be sent to the Trust's Nominating and Governance Committee, c/o The Lincoln National Life Insurance Company.


Ownership of Securities


As of December 31, 2009, the trustees and officers as a group owned variable contracts that entitled them to give voting instructions with respect to less than 1% of the outstanding shares of each fund. As of December 31, 2009, the dollar range of equity securities owned beneficially by each trustee in the funds and in any registered investment companies overseen by the trustees within the same family of investment companies as the funds is as follows:


Interested Trustees



                                                                       Aggregate Dollar Range of Equity
                                                                    Securities in All Registered Investment
                                                                       Companies Overseen by Trustee in
Name of Trustee    Dollar Range of Equity Securities in the Funds       Family of Investment Companies
----------------- ------------------------------------------------ ----------------------------------------
Daniel R. Hayes                         None                                         None



Independent Trustees



                                                                                Aggregate Dollar Range of Equity
                                                                             Securities in All Registered Investment
                                                                                Companies Overseen by Trustee in
Name of Trustee           Dollar Range of Equity Securities in the Funds         Family of Investment Companies
---------------------- ---------------------------------------------------- ----------------------------------------
Michael D. Coughlin,             LVIP MFS Value Fund - $1-$10,000           $10,001-$50,000
Trustee                        LVIP Mid-Cap Value Fund - $1-$10,000
                       LVIP Mondrian International Value Fund - $1-$10,000
                           LVIP SSgA Small-Cap Index Fund - $1-$10,000


14



Name of Trustee                    Dollar Range of Equity Securities in the Funds
-------------------- --------------------------------------------------------------------------
Nancy L. Frisby      LVIP Delaware Foundation Conservative Allocation Fund - $50,001-$100,000
                              LVIP Delaware Growth and Income Fund - $10,001-$50,000
                               LVIP Delaware Social Awareness Fund - $10,001-$50,000
                            LVIP Delaware Special Opportunities Fund - $50,001-$100,000
                                 LVIP SSgA Small Cap Index Fund - $10,001-$50,000
Elizabeth S. Hager             LVIP Delaware Growth & Income Fund - $10,001-$50,000
                               LVIP Delaware Social Awareness Fund - $10,001-$50,000
                                 LVIP Janus Capital Appreciation Fund - $1-$10,000
                                LVIP Mondrian International Value Fund - $1-$10,000
Gary D. Lemon                  LVIP Delaware Growth & Income Fund - $10,001-$50,000
Kenneth G. Stella              LVIP Delaware Social Awareness Fund - $10,001-$50,000
                            LVIP Delaware Special Opportunities Fund - $10,001-$50,000
David H. Windley                       LVIP Delaware Bond Fund - $1-$10,000
                               LVIP Delaware Social Awareness Fund - $10,001-$50,000
                            LVIP Delaware Special Opportunities Fund - $10,001-$50,000
                                LVIP Marsico International Growth Fund - $1-$10,000
                                LVIP Mondrian International Value Fund - $1-$10,000
                           LVIP SSgA Developed International 150 Fund - $10,001-$50,000
                               LVIP SSgA Emerging Markets 100 Fund - $10,001-$50,000
                                LVIP Wells Fargo Intrinsic Value Fund - $1-$10,000



                         Aggregate Dollar Range of Equity
                      Securities in All Registered Investment
                         Companies Overseen by Trustee in
Name of Trustee           Family of Investment Companies
-------------------- ----------------------------------------
Nancy L. Frisby                   Over $100,000
Elizabeth S. Hager   $ 10,001-$50,000
Gary D. Lemon        $ 10,001-$50,000
Kenneth G. Stella    $ 10,001-$50,000
David H. Windley     $50,001-$100,000


The following table sets forth the compensation paid to the independent trustees by the Trust as well as the compensation paid to the independent trustees by the Fund Complex for the fiscal year ended December 31, 2009:


                               Compensation Table





                                     Aggregate Compensation      Total Compensation From the
Name of Person, Position                 From the Trust            Trust And Fund Complex
--------------------------------    ------------------------    ----------------------------
  Michael D. Coughlin, Trustee               $63,500                       $63,500
  Nancy L. Frisby, Trustee                    63,500                        63,500
  Elizabeth S. Hager, Trustee                 57,500                        57,500
  Gary D. Lemon, Trustee                      58,500                        58,500
  Thomas D. Rath, Trustee                     57,500                        57,500
  Kenneth G. Stella, Trustee                  67,500                        67,500
  David H. Windley, Trustee                   57,500                        57,500


Investment Adviser and Sub-Advisers

Investment Adviser - Feeder Funds. Lincoln Investment Advisors Corporation
(LIA) is the investment adviser to the funds. LIA is a registered investment adviser and wholly-owned subsidiary of Lincoln National Corporation (LNC). LIA's address is One Granite Place, Concord, New Hampshire 03301. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years.


LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services.

To the extent that a fund invests all of its investable assets (i.e., securities and cash) in another registered investment company, the Trust will not pay the adviser any advisory fees. To the extent a fund does not invest investable assets in another registered investment company, the advisory fee rates payable by both the Standard Class and the Service Class II of each fund to LIA are set forth in the following table:


                                                                              15


                                                       Annual Fee Rate Based on
Fund                                                 Average Daily Net Asset Value
--------------------------------------------------- ------------------------------
  LVIP American Global Growth Fund.................             0.80%
  LVIP American Global Small Capitalization Fund...             1.00%
  LVIP American Growth Fund........................             0.75%
  LVIP American Growth-Income Fund.................             0.75%
  LVIP American International Fund.................             0.85%

No advisory fees have been paid by the fund since the fund had not yet commenced operations as of the date of this SAI.

Pursuant to an Investment Management Agreement dated April 30, 2007 (the Management Agreement), the adviser manages each fund's portfolio investments and reports to the board of trustees. With limited exception, each fund conducts its other business and affairs and bears the expenses and salaries necessary and incidental thereto. These expenses include, without limitation, expenses related to: the maintenance of the fund's books, records and procedures, including corporate secretary services; general accounting oversight; preparation of tax returns and reports; and, legal services provided by the adviser or an affiliate of the adviser.


Investment Adviser - Master Funds. The investment adviser to the Master Funds, Capital Research and Management Company, was founded in 1931 and maintains research facilities in the United States and abroad (Los Angeles, San Francisco, New York, Washington. D.C., London, Geneva, Hong Kong, Singapore and Tokyo) with a staff of professionals, many of whom have significant investment experience. CRMC is located at 333 South Hope Street, Los Angeles, CA 90071 and at 6455 Irvine Center Drive, Irvine, CA 92618. CRMC is a wholly-owned subsidiary of The Capital Group Companies, Inc., a holding company for several investment management subsidiaries.

Investment advisory and service agreements: The Investment Advisory and Service Agreements (the "Agreements") between the American Funds Insurance Series and the investment adviser will continue in effect until December 31, 2010, unless sooner terminated, and may be renewed from year to year thereafter, provided that any such renewal has been specifically approved at least annually by (a) the Board of trustees, or by the vote of a majority (as defined in the 1940
Act) of the outstanding voting securities of the applicable Series, and (b) the vote of a majority of trustees who are not parties to the Agreements or interested persons (as defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval. The Agreements provide that the investment adviser has no liability to the Series for its acts or omissions in the performance of its obligations to the Series not involving willful misconduct, bad faith, gross negligence or reckless disregard of its obligations under the Agreements. The Agreements also provide that either party has the right to terminate them, without penalty, upon 60 days' written notice to the other party, and that the Agreements automatically terminate in the event of their assignment (as defined in the 1940 Act). In addition, the Agreements provide that the investment adviser may delegate all, or a portion of, its investment management responsibilities to one or more subsidiary advisers that is approved by the Series' board, pursuant to an agreement between the investment adviser and such subsidiary. Any such subsidiary adviser will be paid solely by the investment adviser out of its fees.

As compensation for its services, the investment adviser receives a monthly fee that is accrued daily, calculated at the annual rates of:

Global Growth Fund: 0.69% on the first $600 million of net assets, plus 0.59% on net assets greater than $600 million but not exceeding $1.2 billion, plus 0.53% on net assets greater than $1.2 billion but not exceeding $2.0 billion, plus 0.50% on net assets greater than $2.0 billion but not exceeding $3.0 billion, plus 0.48% on net assets greater than $3.0 billion but not exceeding $5.0 billion, plus 0.46% on net assets in excess of $5.0 billion;

Global Small Capitalization Fund: 0.80% on the first $600 million of net assets, plus 0.74% on net assets greater than $600 million but not exceeding $1.0 billion, plus 0.70% on net assets greater than $1.0 billion but not exceeding $2.0 billion, plus 0.67% on net assets greater than $2.0 billion but not exceeding $3.0 billion, plus 0.65% on net assets greater than $3.0 billion but not exceeding $5.0 billion, plus 0.635% on net assets in excess of $5.0 billion;

Growth Fund: 0.50% on the first $600 million of net assets, plus 0.45% on net assets greater than $600 million but not exceeding $1.0 billion, plus 0.42% on net assets greater than $1.0 billion but not exceeding $2.0 billion, plus 0.37% on net assets greater than $2.0 billion but not exceeding $3.0 billion, plus 0.35% on net assets greater than $3.0 billion but not exceeding $5.0 billion, plus 0.33% on net assets greater than $5.0 billion but not exceeding $8.0 billion, plus 0.315% on net assets greater than $8.0 billion but not exceeding $13.0 billion, plus 0.30% on net assets greater than $13.0 billion but not exceeding $21.0 billion, plus 0.29% on net assets greater than $21.0 billion but not exceeding $27.0 billion, plus 0.285% on net assets greater than $27.0 billion but not exceeding $34.0 billion, plus 0.280% on net assets in excess of $34.0 billion;

International Fund: 0.69% on the first $500 million of net assets, plus 0.59% on net assets greater than $500 million but not exceeding $1.0 billion, plus 0.53% on net assets greater than $1.0 billion but not exceeding $1.5 billion, plus 0.50% on net assets greater than $1.5 billion but not exceeding $2.5 billion, plus 0.48% on net assets greater than $2.5 billion but not exceeding $4.0 billion, plus 0.47% on net assets greater than $4.0 billion but not exceeding $6.5 billion, plus 0.46% on net assets greater than $6.5 billion but not exceeding $10.5 billion, plus 0.45% on net assets greater than $10.5 billion but not exceeding $17.0 billion, plus 0.44% on net assets greater than $17.0 billion but not exceeding $21.0 billion, plus 0.43% on net assets of $21.0 billion;



16


Growth-Income Fund: 0.50% on the first $600 million of net assets, plus 0.45% on net assets greater than $600 million but not exceeding $1.5 billion, plus 0.40% on net assets greater than $1.5 billion but not exceeding $2.5 billion, plus 0.32% on net assets greater than $2.5 billion but not exceeding $4.0 billion, plus 0.285% on net assets greater than $4.0 billion but not exceeding $6.5 billion, plus 0.256% on net assets greater than $6.5 billion but not exceeding $10.5 billion, plus 0.242% on net assets greater than $10.5 billion but not exceeding $13.0 billion, plus 0.235% on net assets greater than $13.0 billion but not exceeding $17.0 billion, plus 0.23% on net assets greater than $17.0 billion but not exceeding $21.0 billion, plus 0.225% on net assets greater than $21.0 billion but not exceeding $27.0 billion, plus 0.222% on net assets greater than $27.0 billion but not exceeding $34.0 billion, plus 0.219% on net assets in excess of $34.0 billion;


The investment adviser's total fees for the fiscal years ended December 31, 2009, 2008 and 2007 were:





                                                          Fiscal year ended
                                             --------------------------------------------
                                                  2009           2008           2007
                                             -------------- -------------- --------------
         Global Growth Fund.................  $23,377,000    $27,394,000    $26,735,000
         Global Small Capitalization Fund...   18,901,000     23,424,000     27,298,000
         Growth Fund........................   69,008,000     83,525,000     93,790,000
         International Fund.................   38,935,000     46,787,000     50,363,000
         Growth-Income Fund.................   56,835,000     65,897,000     75,627,000



For the period from September 1, 2004 through March 31, 2005, the investment adviser agreed to waiver 5% of the management fees that it was otherwise entitled to receive under the Agreements. From April 1, 2005 through December 31, 2008, this waiver increased to 10% of the management fees that it was otherwise entitled to receive. The waiver was discontinued effective January 1, 2009.


For the periods ended December 31, 2008 and 2007, management fees were reduced by the following as a result of these waivers.





                                                Waiver reduction
                                         ------------------------------
                                              2008           2007
                                         ------------- ----------------
  Global Growth Fund....................  $2,739,000     $  2,714,000*
  Global Small Capitalization Fund......   2,342,000        2,730,000
  Growth Fund...........................   8,352,000        9,379,000
  International Fund....................   4,679,000        5,036,000
  Growth-Income Fund....................   6,589,000        7,563,000*



* Includes waivers resulting from the investment adviser voluntarily reducing management fees to rates provided by amended Agreements.



For additional information regarding the investment adviser to the Master Funds, including information regarding the portfolio managers' compensation for other accounts managed and ownership of shares of the Master Funds to the extent applicable, see the Master Funds' statement of additional information which is delivered together with this SAI.

Sub-Adviser - Feeder Funds. As of the date of this SAI, none of the funds has a sub-adviser. To the extent that a fund does not invest investable assets in another registered investment company, the Trust may elect to appoint a sub-adviser for the fund.

No sub-advisory fees have been paid by the funds since a sub-adviser has not been appointed for any of the funds.

Service marks. The service mark for the funds and the name Lincoln have been adopted by the funds with the permission of LNC, and their continued use is subject to the right of LNC to withdraw this permission in the event the adviser should not be the investment adviser of the funds.

The Trust has obtained the right to use the American Funds (Reg. TM) name in connection with the funds.

Fund Expenses. Expenses specifically assumed by each fund under its advisory agreement include, among others, compensation and expenses of the members of the fund's board of trustees who are not interested persons of the fund; custodian fees; independent auditor fees; brokerage commissions; legal and accounting fees; registration and other fees in connection with maintaining required fund and share registration with the SEC and state securities authorities; and the expenses of printing and mailing updated prospectuses, proxy statements and shareholder reports to current contract owners.


Proxy Voting Policies and Procedures. Proxies for the portfolio securities of the Master Funds will be voted pursuant to the Master Fund's proxy voting policies and procedures.


When a fund receives a request for proxy voting from the Master Fund, the fund will vote its proxies in the same proportion as other shareholders of the Master Fund (i.e., mirror voting). Proxies for the portfolio securities of the Master Fund will be voted pursuant to the Master Fund's proxy voting policies and procedures.


                                                                              17


Information regarding how each fund voted proxies relating to the Master Fund or portfolio securities during the most recent 12-month period ended June 30 is available (1) without charge, upon request, by call 1-800-4LINCOLN (454-6265); and (2) on the SEC's website at http://www.sec.gov.



Portfolio Managers - Master Funds
The following provides information regarding each portfolio counselor's other accounts managed, material conflicts of interests, compensation, and any ownership of securities in a fund. Each portfolio counselor or team member is referred to in this section as a "portfolio manager." Shares of the Master funds may only be owned by purchasing variable annuity and variable life insurance contracts. Each portfolio manager's need for variable annuity or variable life contracts and the role those contracts would play in his or her comprehensive investment portfolio will vary and depend on a number of factors including tax, estate planning, life insurance, alternative retirement plans or other considerations. The following portfolio manager owns shares (through a variable insurance contract) in the dollar range noted: Robert W. Lovelace, Global Growth Fund, $10,001 - $50,000. The other portfolio counselors have determined that variable insurance or annuity contracts to not meet their current needs. Consequently, they do not hold shares of the funds.


Other Accounts Managed

Portfolio managers may also manage assets in other funds advised by Capital Research and Management Company or its affiliates. Other managed accounts as of the end of American Funds Insurance Series' most recently completed fiscal year are listed as follows:




                                     Registered Investment          Other Pooled Investment
                                          Companies2                       Vehicles3                   Other Accounts4
                                 -----------------------------   -----------------------------   ----------------------------
                                                Total Assets1                   Total Assets1                   Total Assets1
                                  Number of         in the        Number of         in the        Number of        in the
Portfolio Counselor                Accounts        Accounts        Accounts        Accounts        Accounts       Accounts
------------------------------   -----------   ---------------   -----------   ---------------   -----------   --------------
James K. Dunton...............       2              66,000           0                 0               0                0
Donald D. O'Neal..............       2             217,900           1               100               0                0
Sung Lee......................       2             182,100           0                 0               0                0
Robert W. Lovelace............       3             160,300           1               940               0                0
C. Ross Sappenfield...........       2              81,600           1               100               0                0
David C. Barclay..............       4             136,600           3               660              16            7,810
Donnalisa P. Barnum...........       1             156,200           0                 0               0                0
Gordon Crawford...............       3             181,700           0                 0               0                0
Mark E. Denning...............       5             224,000           1               130               0                0
J. Blair Frank................       2             174,400           0                 0               0                0
Claudia P. Huntington.........       3              45,400           0                 0               0                0
Gregg E. Ireland..............       2             200,000           1                80               0                0
Michael T. Kerr...............       2             201,300           0                 0               0                0
Harold H. La..................       1               7,300           0                 0               0                0
James B. Lovelace.............       4             163,200           0                 0               0                0
Jesper Lyckeus................       2             182,100           1               130               0                0
Ronald B. Morrow..............       3             251,500           0                 0               0                0
Christopher M. Thomsen........       1              16,400           0                 0               0                0
Steven T. Watson..............       3             112,300           0                 0               0                0
Paul A. White.................       0                   0           0                 0               0                0
Dylan J. Yolles...............       0                   0           0                 0               0                0



1 in millions of dollars

2 Indicates fund(s) where the portfolio counselor also has significant responsibilities for the day to day management of the fund(s). Assets noted are the total net assets of the registered investment companies and are not the total assets managed by the individual, which is a substantially lower amount.

3 Represents funds advised or sub-advised by Capital Research and Management
  Company or its affiliates and sold outside the United States and/or fixed-income assets in institutional accounts managed by investment adviser subsidiaries of Capital Group International, Inc., an affiliate of Capital Research and Management Company. Assets noted are the total net assets of the funds or accounts and are not the total assets managed by the individual, which is a substantially lower amount.

4 Reflects other professionally managed accounts held at companies affiliated with Capital Research and Management Company. Personal brokerage accounts of portfolio counselors and their families are not reflected.


Other Accounts Managed with Performance-Based Advisory Fees

None of the above portfolio counselors manage other accounts with respect to which the advisory fee is based on account performance. This information is as of American Funds Insurance Series' most recently completed fiscal year.



18


Material Conflicts of Interest

Actual or apparent conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one investment account.

Capital Research and Management Company, the investment adviser to the Master Funds, has adopted policies and procedures that address issues that may arise as a result of an investment professional's management of the Master Funds and other funds and accounts. Potential issues could involve allocation of investment opportunities and trades among funds and accounts, use of information regarding the timing of fund trades, investment professional compensation and voting relating to portfolio securities. Capital Research and Management Company believes that its policies and procedures are reasonable designed to address these issues.


Compensation Structures and Methods

Information regarding each portfolio manager's compensation is attached hereto as Appendix C.


Beneficial Interest of Portfolio Managers

Information regarding securities of each LVIP fund beneficially owned, if any, by portfolio managers is disclosed below. In order to own securities of a fund, a portfolio manager would need to own a Lincoln Life variable life insurance policy or variable annuity contract. Portfolio managers are not required to own securities of a fund. In addition, although the level of a portfolio manager's securities ownership may be an indicator of his or her confidence in the portfolio's investment strategy, it does not necessarily follow that a portfolio manager who owns few or no securities has any less confidence or is any less concerned about the applicable portfolio's performance.

As of the funds' fiscal year ended, December 31, 2009, no portfolio manager of any fund beneficially owned securities of any fund.



Principal Underwriter
Lincoln Financial Distributors, Inc. ("LFD"), 130 North Radnor-Chester Road, Radnor, Pennsylvania 19087, serves as the principal underwriter for the Trust pursuant to a Principal Underwriting Agreement with the Trust dated June 1, 2007. Under the agreement, the Trust has appointed LFD as the principal underwriter and distributor of the Trust to sell shares of each class of each fund series of the Trust at net asset value in a continuous offering to insurance company separate accounts or employer-sponsored products. LFD will not retain underwriting commissions from the sale of fund shares. From January 1, 2009 through December 31, 2009, LFD received $13,174,762 in compensation from the Trust.




Administration Agreement

The Lincoln Variable Insurance Products Trust ("Trust") has entered into an Administration Agreement (the Administration Agreement) with Lincoln National Life Insurance Company (Lincoln Life), pursuant to which Lincoln Life provides various administrative services necessary for the operation of the funds. These services include, among others: coordination of all service providers; providing personnel and office space; maintenance of each fund's books and records; general accounting monitoring and oversight; preparation of tax returns and reports; preparing and arranging for the distribution of all shareholder materials; preparing and coordinating the filing of all materials with the SEC and other federal and state regulatory authorities. As reimbursement for the cost of providing these administrative services for the year ended December 31, 2009, the Trust paid Lincoln Life $862,728 which was allocated to the funds based on average net assets. In addition, pursuant to the Administration Agreement, the Trust will reimburse the cost of legal and corporate secretary services provided to the Trust. For the year ending December 31, 2009, the Trust reimbursed Lincoln Life $308,719 for legal and corporate secretary services.




Accounting Agreement

The funds have entered into a fund accounting and financial administration services agreement (the Accounting Agreement) with The Bank of New York Mellon (Mellon), effective October 1, 2007, pursuant to which Mellon provides certain accounting services for the funds. Services provided under the Accounting Agreement include, among others, functions related to calculating the daily net asset values of each fund's shares, providing financial reporting information, regulatory compliance testing and other related accounting services. For these services, the funds will pay Mellon a fee of $47,000 each year, plus certain out-of-pocket expenses.


In addition, the Trust has entered into a Fund Accounting and Financial Administration Oversight Agreement (Oversight Agreement), effective October 1, 2007, with The Lincoln National Life Insurance Company (Lincoln Life) and Delaware Service Company, Inc. (DSC). Under the Oversight Agreement, DSC has agreed to perform fund accounting, financial administration and related services for the Trust to supplement the services provided by Mellon under the Accounting Agreement. DSC has also agreed to establish and


                                                                              19

monitor certain service level requirements with respect to Mellon's performance of its duties pursuant to the Accounting Agreement. For these services, the funds pay DSC an asset-based fee at an annual rate of .0025%, plus certain out-of-pocket expenses.



Code of Ethics
The Trust, LIA, and the distributor have each adopted a Code of Ethics pursuant to Rule 17j-1 under the 1940 Act. The board of trustees has reviewed and approved these Codes of Ethics. Subject to certain limitations and procedures, these codes permit personnel that they cover, including employees of LIA and the sub-advisers who regularly have access to information about securities purchase for the funds, to invest in securities for their own accounts. This could include securities that may be purchased by funds. The codes are intended to prevent these personnel from taking inappropriate advantage of their positions and to prevent fraud upon the fund. The Trust's Code of Ethics requires reporting to the board of trustees on compliance violations.



Description of Shares

The Trust was organized as a Delaware statutory trust on February 1, 2003 and is registered with the SEC as an open-end, management investment company. The Trust's Certificate of Trust is on file with the Secretary of State of Delaware. The Trust's Declaration of Trust authorizes the board of trustees to issue an unlimited number of shares, which are shares of beneficial interest, without par value. The Trust consists of 47 funds organized as separate series of shares. The Declaration of Trust authorizes the board of trustees to divide or redivide any unissued shares of the Trust into one or more additional series by setting or changing in any one or more respects their respective preferences, conversion or other rights, voting power, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption, and to establish separate classes of shares.


Each fund currently offers one class of shares: the Service Class II. The Service Class II shares are subject to a distribution (Rule 12b-1) fee. The Trust's 12b-1 plan allows each fund to pay distribution fees of up to 0.75% per year to those organizations that sell and distribute Service Class II shares and provide services to Service Class II shareholders and contract owners. The 12b-1 plan for the Service Class II is discussed in the "Rule 12b-1 Plan" section of this SAI.


Each fund's shares have no subscription or preemptive rights and only such conversion or exchange rights as the board of trustees may grant in its discretion. When issued for payment as described in the prospectus and this SAI, the shares will be fully paid and non-assessable, which means that the consideration for the shares has been paid in full and the issuing fund may not impose levies on shareholders for more money. In the event of a liquidation or dissolution of the Trust, shareholders of each fund are entitled to receive the assets available for distribution belonging to that fund, and a proportionate distribution, based upon the relative asset values of the respective funds, of any general assets not belonging to any particular fund which are available for distribution, subject to any differential class expenses.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted to the holders of outstanding voting securities of an investment company such as the Trust shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each fund affected by the matter. For purposes of determining whether the approval of a majority of the outstanding shares of a fund will be required in connection with a matter, a fund will be deemed to be affected by a matter unless it is clear that the interests of each fund in the matter are identical, or that the matter does not affect any interest of the fund. Under Rule 18f-2, the approval of an investment advisory agreement or any change in investment policy would be effectively acted upon with respect to a fund only if approved by a majority of the outstanding shares of that fund. However, Rule 18f-2 also provides that the ratification of independent public accountants (for funds having the same independent accountants), the approval of principal underwriting contracts, and the election of trustees may be effectively acted upon by shareholders of the Trust voting without regard to individual funds. In such matters, all shares of the Trust have equal voting rights.


Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for the Trust to hold annual meetings of shareholders. As a result, shareholders may not consider each year the election of trustees or the appointment of auditors. However, the holders of at least 10% of the shares outstanding and entitled to vote may require the Trust to hold a special meeting of shareholders for purposes of removing a trustee from office. Shareholders may remove a trustee by the affirmative vote of two-thirds of the Trust's outstanding voting shares. In addition, the board of trustees will call a meeting of shareholders for the purpose of electing trustees if, at any time, less than a majority of the trustees then holding office have been elected by shareholders.



Control Persons and Principal Holders of Securities
Each fund sells its shares of beneficial interest directly or indirectly to certain life insurance companies (Insurance Companies) for allocation to certain of their separate accounts established for the purpose of funding variable annuity contracts and variable life insurance policies (collectively, Variable Contract). These Insurance Companies include, without limitation, (1) The Lincoln National Life Insurance Company (Lincoln Life), an Indiana insurance company, at 1300 South Clinton Street, Fort Wayne, IN 46802; (2) Lincoln


20

Life & Annuity Company of New York (Lincoln New York), a New York insurance company, at 100 Madison Street, Suite 1860, Syracuse, NY 13202-2802; and (3) other third party insurance companies.


The Insurance Companies as record owners are entitled to be present and vote fund shares at any shareholder meeting. However, under the 1940 Act, the Insurance Companies are required to vote the fund shares at shareholder meetings according to the instructions received from the contract owners of the Variable Contract. Fund shares held in an Insurance Company separate account for which no timely instructions are received will, subject to fair representation requirements, be voted by the Insurance Company in the same proportion as the voting instructions which are received from all other contract owners participating in that separate account. As a result of this "echo voting," the instructions of a small number of contract owners may determine the outcome of matters subject to shareholder vote. Please refer to the prospectus and SAI for your variable annuity or variable life contract for additional information on the voting of shares at fund shareholder meetings.


The funds may sell their shares directly to the Lincoln Profile Funds (each, a fund of funds), the shares of which are owned by Lincoln Life and Lincoln New York. As of the date of this SAI, the funds had no shares outstanding. The Lincoln Profile Funds, at 1300 South Clinton Street, Fort Wayne, IN 46802, are each series of Lincoln Variable Insurance Products Trust, a Delaware statutory trust. The Lincoln Profile Funds will vote shares of funds that they hold in the same proportion as the vote of all other holders of shares of such fund, as is described by Section 12(d)(1)(E)(iii)(aa) of the 1940 Act.

As of the date of this SAI, there were no shareholders since the funds had not yet commenced operations.



Rule 12b-1 Plan

Pursuant to Rule 12b-1 under the 1940 Act, the Trust has adopted a distribution and service plan (the Plan) for the Service Class II of shares of each fund. As previously noted, the Trust offers shares of beneficial interest to Insurance Companies for allocation to certain of their Variable Contracts. The Trust may pay the Insurance Companies or others, out of the assets of a Service Class II, for activities primarily intended to sell Service Class II shares or Variable Contracts offering Service Class II shares. The Trust would pay each third party for these services pursuant to a written agreement with that third party.



Payments made under the Plan may be used for, among other things: the printing of prospectuses and reports used for sales purposes; preparing and distributing sales literature and related expenses; advertisements; education of contract owners or dealers and their representatives; and other distribution-related expenses. Payments made under the Plan may also be used to pay Insurance Companies, dealers or others for, among other things: service fees as defined under NASD rules; furnishing personal services or such other enhanced services as the Trust or a Variable Contract may require; or maintaining customer accounts and records.

For the noted services, the Plan authorizes each fund to pay to Insurance Companies or others, out of the assets of the Service Class, a monthly fee (the Plan Fee) not to exceed 0.75% per annum of the average daily net asset value of the Service Class shares of such fund, as compensation or reimbursement for services rendered and/or expenses borne. The Plan Fee is currently 0.55% for the funds.The Plan Fee may be adjusted by the Trust's board of trustees from time to time. The Plan may not limit Plan Fees to amounts actually expended by third-parties for services rendered and/or expenses borne. A third-party, therefore, may realize a profit from Plan Fees in any particular year.

No "interested person" or independent trustee of a fund had or has a direct or indirect financial interest in the operation of the Plan or any related agreement.

The trustees of the Trust, including a majority of the independent trustees, have determined that, in the exercise of reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood that the Plan will benefit each fund and contract owners of the Service Class II of each fund. Each year, the Trustees must make this determination for the Plan to be continued.

For the fiscal year ended December 31, 2009, there were no distribution related expenses paid by the Service Class II shares of the funds because the funds had not yet commenced operations. For the fiscal year ended December 31, 2009, no distribution related expenses were paid by the Service Class II under the Plan for compensation to broker-dealers and sales personnel and for printing and mailing of prospectuses to other than current shareholders because the funds had not yet commenced operations.

The Master Funds have not adopted a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act for their Class 1 Shares.



Revenue Sharing
LIA and its affiliates, including Lincoln Financial Distributors, Inc. ("LFD"), and/or the funds' sub-advisers may pay compensation at their own expense, including the profits from the advisory fees LIA receives from the funds or the sub-advisory fees the sub-advisers receive from LIA, to affiliated or unaffiliated brokers, dealers or other financial intermediaries ("financial intermediaries") in connection with the sale or retention of fund shares or the sales of insurance products that contain the funds and/or shareholder servicing ("distribution assistance"). For example, LFD may pay additional compensation to financial intermediaries for various purposes, including,


                                                                              21

but not limited to, promoting the sale of fund shares and the products that include the fund shares; access to their registered representatives; sub-accounting, administrative or shareholder processing services; and marketing and education support. Such payments are in addition to any distribution fees, service fees and/or transfer agency fees that may be payable by the funds. The additional payments may be based on factors, including level of sales, the funds' advisory fees, some other agreed upon amount, or other measures as determined from time to time.

A significant purpose of these payments is to increase sales of the funds' shares and the products that contain the funds. LIA and/or its affiliates may benefit from these payments of compensation to financial intermediaries through increased fees resulting from additional assets acquired through the sale of insurance products through such intermediaries.



Valuation of Portfolio Securities
A fund determines its net asset value per share by subtracting its liabilities (including accrued expenses and dividends payable) from its total assets (the value of the securities the fund holds plus cash and other assets, including income accrued but not yet received) and dividing the result by the total number of shares outstanding.

Feeder Funds. As noted in the prospectus, the new asset value ("NAV") and offering price of each class of each fund's shares will be determined each once daily as of the close of regular trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m. Eastern time unless otherwise designated by the NYSE) during each day on which the NYSE is open for trading. On days that the NYSE is closed, securities held by a Master Fund may nevertheless be actively traded and the value of a fund's share could be indirectly affected. The NAV per share of each class of each fund is calculated by taking the value of the fund's assets attributable to that class, subtracting the fund's liabilities attributable to that class, and dividing by the number of shares of that class that are outstanding. The NAVs of the funds are determined based upon the NAVs of the Master Funds. Determination of the NAVs of the Master Funds is the responsibility of the Master Funds and not the funds.

Master Funds. Securities of each Master Fund are valued at their NAV. For information regarding the determination of NAV of each Master Fund, see the Master Fund's statement of additional information, which is delivered together with this SAI.



Portfolio Holdings Disclosure
The Trust's board of trustees has adopted policies and procedures designed to ensure that disclosure of information regarding a fund's portfolio securities is in the best interests of fund shareholders. In accordance with these policies and procedures, a Trust vice president or the vice president's designees will make shareholders reports or other regulatory filings containing a fund's portfolio holdings available free of charge to individual investors, institutional investors, intermediaries that distribute the fund's shares, and affiliated persons of the fund that make requests for such holdings information. Shareholder reports are available 60 days after the end of each semi-annual reporting period.


A Trust vice president or the vice president's designees may provide a fund's top-ten holdings immediately after each quarter-end to Lincoln Life and other insurance companies who include the funds in their products ("Insurance Companies"). All Insurance Companies that receive nonpublic portfolio holdings information must sign a confidentiality agreement agreeing to keep the nonpublic portfolio information strictly confidential and not to engage in trading on the basis of the information. The Insurance Companies may include this information in marketing and other public materials (including via website posting) 15 days after the end of the quarter.

A Trust vice president or the vice president's designees may provide other portfolio holdings information 30 days following the end of each quarter to the Insurance Companies. All Insurance Companies that receive nonpublic portfolio holdings information must sign a confidentiality agreement agreeing to keep the non-public portfolio information strictly confidential and not to engage in trading on the basis of the information. The Insurance Companies will distribute shareholder reports (annual and semi-annual) containing the portfolio holdings of the funds to contract owners in accordance with applicable laws and regulations. The Insurance Companies may make the portfolio information publicly available (including via website posting) 45 days after the end of the quarter.

A Trust vice president or the vice president's designees may also provide holdings information 30 days following the end of the quarterly reporting period under a confidentiality agreement to third-party service providers, including but not limited to independent rating and ranking organizations, which conduct market analyses of the fund's portfolio holdings against benchmarks or securities market indices. All such third parties must sign a confidentiality agreement agreeing to keep the non-public portfolio information strictly confidential and not to engage in trading on the basis of the information. These parties may disseminate the portfolio holdings information 60 days following the end of the quarter, which is after the SEC filings are made. These third parties presently are Anerich Massina & Associates and Ibbotson Associates.

The Trust's sub-advisers have ongoing arrangement with the following third parties to make available information about a fund's portfolio holdings: (1) ratings organizations, such as Moodys, S&P, Morningstar and Lipper, provided generally on a monthly basis for the purpose of reviewing the particular fund;
(2) portfolio analysis companies, such as Factset Research Systems, Line Datta, GlassLewis,



22


Investment Technology Group, Inc., BondEdge, Investools, Plexus, Saloman Analytics, Inc., Wilshire Analytics Axiom, ITG Alpha Capture, MSCI BARRA, Inc., Bloomberg, L.P., Investor Tools Perform, J.P. Morgan Securities, Inc. and Plexus, BARRA TotalRisk Systems provided generally on a daily or monthly basis for the purpose of compiling reports, preparing comparative analysis data and trade execution evaluation; (3) proxy voting or class action services, such as ADP, Broadridge Financial Solutions, Inc., Institutional Shareholder Services
(ISS) - ISS/Risk Metrics or Brown Brothers Harriman & Co., provided generally on a daily or bi-monthly basis for the purpose of voting proxies relating to portfolio holdings or providing corporate actions services and trade confirmation; (4) computer systems, products, services, and software vendors, such as Advent Software, Inc., Eagle Investment Systems Corp., The MacGregor Group, OMGEO LLC, CDS/Computer, Checkfree, Cogent Consulting, GFP Acquisition Company, Inc. D.B.A. GCom2 Solutions, Siemens Business Services, Inc. and GainsKeeper, Inc. provided generally on a daily basis for the purpose of providing computer products, services, software and accounting systems to the sub-advisers; and (5) operational services, such as State Street Bank and Trust Company, State Street Investment Manager Solutions, Mark-it Group and Standard & Poor's Securities Evaluations Services provided generally on a daily basis for the purpose of providing operational functions including fund pricing and OTC derivative swap products to the sub-advisers. Each of the above unaffiliated third parties must agree to keep the fund's holdings information confidential and not engage in trading on the basis of the information. The sub-advisers do not receive compensation in connection with these arrangements.


A Trust vice president or the vice president's designees may provide, at any time, portfolio holdings information to: (a) fund service providers and affiliates, such as the funds' investment adviser, sub-advisers, custodian and independent registered public accounting firm, to the extent necessary to perform services for the funds; and (b) state and federal regulators and government agencies as required by law or judicial process. These entities are subject to duties of confidentiality imposed by law, contract. or fiduciary obligations.


The funds will disclose their portfolio holdings in public SEC filings. The Trust's board of trustees also may, on a case-by-case basis, authorize disclosure of the funds' portfolio holdings, provided that, in its judgment, such disclosure is not inconsistent with the best interests of shareholders, or may impose additional restrictions on the dissemination of portfolio information.

Neither the funds, their investment adviser nor any affiliate receive any compensation or consideration in connection with the disclosure of the funds' portfolio holdings information.

Fund management is responsible for ensuring appropriate disclosure is made regarding these procedures in the funds' prospectus and/or SAI.

The Trust's board of trustees exercises oversight of these policies and procedures. In this regard, fund management will inform the trustees if any substantial changes to the procedures become necessary to ensure that the procedures are in the best interest of fund shareholders. The officers will consider any possible conflicts between the interest of fund shareholders, on the one hand, and those of the funds' investment adviser and other fund affiliates, on the other. Moreover, the funds' chief compliance officer will address the operation of the funds' procedures in the annual compliance report to the board and will recommend any remedial changes to the procedures.



Purchase and Redemption Information
Shares of a fund may not be purchased or redeemed by individual investors directly but may be purchased or redeemed by such investors only through variable annuity contracts or variable life contracts offered by Lincoln Life, LNY and other insurance companies. Shares of the funds may also be purchased by the LVIP Wilshire Risk-based Profile Funds and Target Maturity Funds, which invest their assets in other mutual funds. The offering price of each fund's shares is equal to its net asset value per share.

If conditions exist which make payment of redemption proceeds wholly in cash unwise or undesirable, a fund may make payment wholly or partly in securities or other investment instruments which may not constitute securities as such term is defined in the applicable securities laws. If a redemption is paid wholly or partly in securities or other property, a shareholder would incur transaction costs in disposing of the redemption proceeds.



Custodian and Transfer Agent
All securities, cash and other similar assets of the funds are currently held in custody by The Bank of New York Mellon, One Mellon Center, Pittsburgh, Pennsylvania 15258.

The custodian shall: receive and disburse money; receive and hold securities; transfer, exchange, or deliver securities; present for payment coupons and other income items, collect interest and cash dividends received, hold stock dividends, etc.; cause escrow and deposit receipts to be executed; register securities; and deliver to the funds proxies, proxy statements, etc.

Lincoln Life performs the dividend and transfer agent functions for each fund.

                                                                              23

Independent Registered Public Accounting Firm

The board of trustees has engaged Ernst & Young LLP, Two Commerce Square, Suite 4000, 2001 Market Street, Philadelphia, PA 19103, to serve as the Independent Registered Public Accounting Firm for the funds. In addition to the audits of the financial statements of the funds, other services provided include review of annual reports and registration statements filed with the SEC; consultation on financial accounting and reporting matters; and meetings with the Audit Committee.


For information regarding the Master Funds' independent registered public accounting firm, please consult the Master Funds' statement of additional information.



Financial Statements
Because the funds are new and have no operating history, no financial statements are yet available.


Taxes
Each fund intends to qualify and has elected to be taxed as a regulated investment company under certain provisions of the Internal Revenue Code of 1986 (the Code). If a fund qualifies as a regulated investment company and complies with the provisions of the Code relieving regulated investment companies which distribute substantially all of their net income (both net ordinary income and net capital gain) from federal income tax, it will be relieved from such tax on the part of its net ordinary income and net realized capital gain which it distributes to its shareholders. To qualify for treatment as a regulated investment company, each fund must, among other things, derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock or securities or foreign currencies (subject to the authority of the Secretary of the Treasury to exclude foreign currency gains which are not directly related to the fund's principal business of investing in stock or securities or options and futures with respect to such stock or securities), or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its investing in such stocks, securities, or currencies.

Each fund also intends to comply with diversification regulations under Section 817(h) of the Code, that apply to mutual funds underlying variable contracts. Generally, a fund will be required to diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of its total assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a given issuer are treated as one investment, but each U.S. government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. government or an agency or instrumentality of the U.S. government is treated as a security issued by the U.S. government or its agency or instrumentality, whichever is applicable.

Failure by a fund to both qualify as a regulated investment company and satisfy the Section 817(h) diversification requirements would generally cause Variable Contracts that include the fund as an underlying investment to lose their favorable tax status and require contract holders to include in ordinary income any income under the contracts for the current and all prior taxable years. Under certain circumstances described in the applicable Treasury regulations, inadvertent failure to satisfy the applicable diversification requirements may be corrected, but such a correction would require a payment to the Internal Revenue Service (IRS) based on the tax contract holders would have incurred if they were treated as receiving the income on the contract for the period during which the diversification requirements were not satisfied. Any such failure may also result in adverse tax consequences for the insurance company issuing the contracts. Failure by a fund to qualify as a regulated investment company would also subject a fund to federal and state income taxation on all of its taxable income and gain, whether or not distributed to shareholders.

Since individual contract owners are generally not treated as shareholders of the funds, no discussion is included regarding the federal income tax consequences at the shareholder level.


The discussion of federal income tax considerations in the prospectus, in conjunction with the foregoing, is a general and abbreviated summary of the applicable provisions of the Code and Treasury Regulations currently in effect as interpreted by the Courts and the Internal Revenue Service (IRS). These interpretations can be changed at any time. The above discussion covers only federal tax considerations with respect to the funds. State and local taxes vary.



24

APPENDIX A

Bond and Commercial Paper Ratings

Certain of the funds' investment policies and restrictions include references to bond and commercial paper ratings. The following is a discussion of the rating categories of Moody's Investors Service, Inc. and Standard & Poor's Corp.



Moody's Investors Service, Inc.

Aaa-Bonds which are rated Aaa are judged to be of the best quality and carry the smallest degree of investment risk. Interest payments are protected by a large or by an exceptionally stable margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa-Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A-Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa-Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba-Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B-Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa-Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca-Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.


Standard & Poor's Corp.

AAA-This is the highest rating assigned by Standard & Poor's Corp. to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA-Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

A-Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB-Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas these bonds normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest than for bonds in the A category and higher.

BB-B-CCC-CC-Bonds rated BB, B, CCC and CC are regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and C the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.


                                                                              25

Moody's Investors Service, Inc.

Moody's Commercial Paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

Prime 1-Highest Quality;

Prime 2-Higher Quality;

Prime 3-High Quality.


(The funds will not invest in commercial paper rated Prime 3).



Standard & Poor's Corp.

A Standard & Poor's Corp. commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. The fund will invest in commercial paper rated in the A Categories, as follows:

A-Issues assigned this highest rating are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designation 1, 2, and 3 to indicate the relative degree of safety. (The funds will not invest in commercial paper rated A-3).

A-1 This designation indicates that the degree of safety regarding timely payment is very strong.


A-2 Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not overwhelming as for issues designated A-1.

[LOGO OF LINCOLN FINANCIAL GROUP(R)]   Lincoln Variable Insurance Products Trust
                                                       1300 South Clinton Street
                                                       Fort Wayne, Indiana 46802
                                                        United States of America

VIA E-MAIL AND EDGAR
--------------------

April 8, 2010

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

RE:  Lincoln Variable Insurance Products Trust - LVIP American Global Growth
     -----------------------------------------------------------------------
     Fund, LVIP American Global Small Capitalization Fund, LVIP American Growth
     --------------------------------------------------------------------------
     Fund, LVIP American Growth-Income Fund, LVIP American International Fund
     ------------------------------------------------------------------------
     (collectively, "Feeder Funds")
     File Nos.: 811-08090 and 033-70742
     Post-Effective Amendment No. 68
     Date filed: January 20, 2010

Dear Ms. Sazzman:

Following are my responses to your comments of March 5, 2010 on the above referenced filing:

COMMENT 1. Confirm that each fund name is and will continue to be the same as the corresponding EDGAR identifier.

     RESPONSE: The name for each fund is and will continue to be the same as the EDGAR identifier.

COMMENT 2. Confirm that the Exchange ticker requirement is not applicable.

     RESPONSE: Not applicable. The Funds are not publicly-traded; as such, they do not have an Exchange ticker.

COMMENTS APPLICABLE TO ALL FEEDER FUNDS:
---------------------------------------

COMMENT 3. Please identify that this is the summary section of the statutory prospectus.

     RESPONSE: We have identified the Summary Section in the Table of Contents of the prospectus.

COMMENT 4. If the Trust intends to use the summary prospectus, it must include the legend provided in Rule 498(b)(1)(v). Attach the legend to your response to these comments.

     RESPONSE: See the attached Exhibit A.

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
Page 2

COMMENT 5. Confirm that Service Class II is the only share class available for the Master Feeder Funds.

     RESPONSE: This is correct.

COMMENT 6. Fund Fees and Expenses - Page 1

a. Remove the word "sell" from the first sentence of the introductory paragraph.

b. Remove the "Account Maintenance Fee" row from the expense table. This fee is not allowed by Form N1-A.

c.   Confirm that there are no breakpoints.

d. Revise the table to comply with feeder funds expense presentation outlined in Form N1-A.

e. Revise the table to reflect the aggregate expenses of the feeder funds and the master funds. In a footnote to the table, state that the fees and the examples reflect the expenses of both the feeder funds and the master funds. Refer to Item 3, Instruction 1(d)(i). Acquired Fund Fees and are not shown for feeder funds. Remove from table. See Item 3, Instruction 3(f).

f. Remove footnote #1. The summary prospectus rule does not permit extraneous footnotes.

g. Confirm that the reimbursement arrangement described in footnote 4 applies to the fund, and confirm that the arrangement will actually reduce fund operating expenses. If it does not, remove the footnote. See Item 3, Instruction 3(e).

h. Footnote 4: Disclose the circumstances under which LIA can terminate the waiver agreement; clarify that LIA cannot terminate the agreement in the middle of the initial one-year period.

i.   Expense Example - Page 2. Remove the word "Expense" from this heading.

j. Consider revising the language in the introductory paragraph to the Fee Table to more closely reflect the language in Item 3 of Form N1-A, if applicable.

k. Confirm that the examples are based on the aggregate expenses of the feeder funds and the master funds. Do not include any waivers that are not contractual.

     RESPONSE: The disclosure has been revised. There are no breakpoints. The examples are based on the aggregate expenses of the feeder funds (the LVIP American Funds). The examples include the expense reimbursement for the one-year contractual period, and do not include any waivers that are not contractual.

COMMENT 7. Principal Investment Strategies - Page 2

a.   State the investment objective of the master fund in greater detail.

b.   Describe the investment limitations that are noted in the second sentence.

c. Confirm that this section outlines all of the principal investment strategies of the fund. Each strategy should have a corresponding risk in the next section.

d. Delete the last sentence of the first paragraph or move to the statutory prospectus.

e. Specifically for the LVIP American International Fund and the LVIP American Global Growth Fund: Revise the strategy disclosure for these funds so that the differences between the two funds are obvious.

f. Clarify the extent to which the master fund invests in derivatives or fixed income securities. Include as a principal strategy, if applicable.

     RESPONSE: The disclosure has been revised in response to the SEC's comments.

     a. The investment objective of the Master Fund has been stated as it is stated in each Master Fund's prospectus.

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
Page 3

     b.   The disclosure has been revised.

     c. We have revised this section to include all of the principal investment strategies of each Fund.

     d.   The disclosure has been revised.

     e. The disclosure regarding the Principal Investment Strategies has been revised. The investment strategies of the LVIP American International Fund and the LVIP American Global Growth Fund are different from each other.

     f. We have confirmed that neither derivatives nor fixed income securities are principal investment strategies of the Funds.

COMMENT 8. Principal Risks - Page 2

a. Foreign Securities Risk: Confirm that the expanded description of this risk in the statutory prospectus reflects the following factors regarding the risk of foreign securities: less liquidity; reduced availability of public information concerning foreign issuers; and foreign issuers not being subject to uniform accounting, auditing and financial reporting standards or other regulatory practices in comparison to U.S. issuers.

b. Emerging Markets Risk: This risk is not linked to a principal investment strategy. Please reconcile this discrepancy.

     RESPONSE: The disclosure has bee revised in response to the SEC's comments.

COMMENT 9. Fund Performance - Pages 2 and 3

a.   Revise the introductory paragraph to conform to Form N1-A, Item 4(b)(2).

b.   Provide updated fund performance, if available.

c. At the top of page 3, add a parenthetical after the fund name to clarify that the performance is for the master fund (i.e., Master Fund).

d. Form N1-A does not allow for the inclusion of variable contract expenses, but in this case, please leave the reference in.

e. The performance chart refers to Class 1 of the applicable Master Fund. Please indicate if this is a typo or a correct reference.

f. Footnote 2: Form N1-A does not allow for this footnote. Please delete. Confirm to Staff that no updated performance will be made available (see
     Item 4(b)(2)(i)).

     RESPONSE:

     a.   The disclosure has been revised.

     b. We will be adding updated performance of the Master Funds, as adjusted.

     c.   We will add "Master Fund" in parenthesis.

     d.   We have retained this wording.

     e. The Feeder Fund is purchasing Class 1 shares of the Master Fund. This reference is correct.

     f. Updated performance numbers will be included in the Rule 485(b) filing.

COMMENT 10. Provide Tax information. See Item 7 of Form N1-A.

     RESPONSE: The disclosure has been revised.

COMMENT 11. Payments to Insurance Companies and their Affiliates - Page 3. Revise the last two sentences to correspond more directly with Item 8 of Form N1-A, with specific language concerning the possibility of a conflict of interest.

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
Page 4

     RESPONSE: The disclosure has been revised.

COMMENT 12. Investment Objectives and Strategies - Page 4

a. Are Class 1 shares the only share class offered by the Master Fund? Please include a brief description of Class 1 shares.

b.   State the investment objectives and strategies of the Master Funds.

c. Rename the heading from "Investment Objective and Strategies" to "Principal Investment Strategies."

d. Describe the principal investment strategies of the Master Funds in greater detail.

e. Add the investment limitations of the Master Funds or change "limitations" to "strategies."

     RESPONSE:

     a. The disclosure has been revised to include more information about the Class 1 shares of the Master Funds.

     b. We have disclosed the investment objective and the principal investment strategies of each Master Fund.

     c.   The disclosure has been revised.

     d.   The disclosure has been revised.

     e.   The disclosure has been revised.

COMMENT 13. Investment Risks - Page 4

a.   Rename the heading from "Investment Risks" to "Principal Investment Risks."

b.   Consider adding sub-headings to the risks section.

c. Paragraphs 1 and 2 do not correspond with the investment objectives/strategies. Revise to correct the discrepancy. (This comment does not apply to the LVIP American Growth-Income Fund.)

d. At the beginning of the section, add the statement: "Loss of money is a risk of investing in the fund" (Item 4(b) of Form N-1A).

     RESPONSE:

     a.   The disclosure has been revised.

     b. We have considered this option, but have decided not to make the change at the present time.

     c.   The disclosure has been revised.

     d. We have added the wording required by Item 4(b) to the Principal Risks section of the summary prospectus of each fund.

COMMENT 14. Management and Organization - Pages 4 and 5

a. Investment Adviser sub-section - Page 4: Confirm that there is no advisory fee payable to LIA. Consider adding a footnote.

b. Master Fund Management Fee - Page 5: Provide a description of the Master Fund management fee and give the basis under which this fee applies.

c. Portfolio Managers - Page 5: Clarify the difference and/or relationship between the portfolio counselors and portfolio managers.

d. Portfolio Manager Table - Page 5: Disclose more information concerning the positions held by the portfolio managers in the last five years.

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
Page 5

e. Chart - Page 5: Reviewer commented that "investment adviser words" appear to missing from the headings in the chart.

     RESPONSE:

     a. We have increased the disclosure to clarify that LIA does not charge an investment advisory fee.

     b. We have revised the disclosure to provide the "Total Annual Management Fee" of each Master Fund.

     c.   The disclosure has been revised.

     d. We have included a chart containing information on the background of each portfolio manager that is similar to the charts that are contained in each Master Fund prospectus.

     e.   The headings in each chart have been revised.

COMMENT 15. Pricing of Fund Shares - Pages 5 and 6

a.   Identify how the last bullet relates to the first and third bullets.

b. Indicate that the net asset value per share of the Feeder Funds could be different than the net asset value per share of the Master Funds.

c. In the first paragraph following the bullet points, disclose the circumstances under which the Feeder Funds would use fair value pricing (Item 11(a) of Form N-1A).

d. First Paragraph - Page 6: Identify the circumstances under which the Funds may suspend or postpone payment.

e.   Include a discussion of proportional voting of insurance companies.

     RESPONSE:

     a.   The disclosure has been revised.

     b.   The disclosure has been revised.

     c.   The disclosure has been revised.

     d. Please check the third paragraph of the section entitled "Purchase and Sale of Fund Shares."

     e. Disclosure regarding proportional voting of insurance company shares has been added in the second paragraph of the section in the SAI entitled "Control Persons and Principal Holders of Securities."

COMMENTS APPLICABLE TO LVIP GLOBAL GROWTH FUND:
----------------------------------------------

COMMENT 16. Principal Risks - Page 2: Confirm if growth stock risk should be mentioned in the Principal Investment Strategies section.

     RESPONSE: Growth Stock Risk has been added as a Principal Risk of this fund.

COMMENTS APPLICABLE TO LVIP GLOBAL SMALL CAPITALIZATION FUND
------------------------------------------------------------

COMMENT 18. Principal Investment Strategies - Page 2:

a.   Clarify what is meant by "subsequent market action."

b. Confirm that fund will notify the SEC if it the definition of "small market capitalization" is changed to no longer include companies with market capitalization of $3.5 billion or less.

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
Page 6

     RESPONSE:

     a.   The disclosure has been revised to clarify this point.

     b. The disclosure in the prospectus will be revised if the investment adviser of the Master Fund changes the definition of "small capitalization."

COMMENT 19. Chart - Page 5: Reviewer commented that "investment adviser words" appear to missing from the headings in the chart.

     RESPONSE: The headings in the chart have been revised.

COMMENTS APPLICABLE TO LVIP AMERICAN GROWTH-INCOME FUND
-------------------------------------------------------

COMMENT 20.

On Pages 1 and 4, please revise the disclosure to address the discrepancy in the investment objectives of the Master Fund and Feeder Fund.

     RESPONSE: The disclosure has been revised.

COMMENT 21.

a.   On Page 2, describe the S&P 500 Index.

b.   Add growth stock risk.

     RESPONSE:

     a.   The reference to the S&P 500 Index has been deleted on this page.

     b. Growth Stock Risk has been added to the Principal Risks section of the prospectus for this fund.

COMMENTS APPLICABLE TO STATEMENT OF ADDITIONAL INFORMATION (SAI)
----------------------------------------------------------------

COMMENT 24.

a.   Update the SAI with respect to dates, compensation, etc

b. Include information relative to portfolio managers for the Feeder Funds. Include information regarding the portfolio managers of the Master Funds.

c. Portfolio Holdings: Address whether third parties are subject to a duty to not trade.

d.   Provide a detailed discussion of the Funds' proxy voting procedures.

e. Include information concerning the portfolio managers of the Master Funds, including "Other Accounts Managed" and "Material Conflicts of Interest."

f. Include information responsive to the new SEC disclosure requirements, including disclosure regarding Board leadership, the Board's role in risk oversight, and the qualifications and experience of trustees and trustee nominees.

g.   Include information about echo voting of the Funds' proxies, if applicable.

h.   Include updated financials.

     RESPONSE:

     a.   The disclosure has been revised with updated information.

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
Page 7

     b. There are currently no portfolio managers for the Feeder Funds. We have revised the disclosure to include information regarding the portfolio managers of the Master Funds.

     c.   The disclosure has been revised.

     d. Information regarding the Feeder Funds' proxy voting procedures is set forth in the section entitled "Proxy Voting Policies and Procedures."

     e.   The disclosure has been revised.

     f.   The disclosure has been revised.

     g. Additional information regarding proportional voting has been included in the second paragraph of the section entitled "Control Persons and Principal Holders of Securities."

     h. The Feeder Funds are new Funds so they will not have financial statements available.

COMMENT 25. Tandy representations must be submitted.

     RESPONSE: In regards to the referenced filing, the Trust acknowledges the following:

     . The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

     . The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

     . The Trust may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,


/s/ Colleen E. Tonn
------------------------------------
Colleen E. Tonn
Senior Counsel

Enclosures

cc:  Craig D. Moreshead, Esq.
     Robert A. Robertson, Esq.

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
Page 8

                                    EXHIBIT A
                                    ---------

     Before you invest, you may want to review the Fund's prospectus, which contains more information about the Fund and its risks. You can find the Fund's prospectus and other information about the Fund online at www.lfg.com. You can also get this information at no cost by calling 877
     -----------
     ASK LINCOLN (877-275-5462) or by sending an e-mail request to callcenter@LFG.com. The Fund's prospectus and statement of additional
     ------------------
     information, both dated April 30, 2010, and most recent report to shareholders, dated December 31, 2009, are all incorporated by reference into this Summary Prospectus.